August 22, 2005

United States Securities and Exchange Commission
Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Amended Filings for Cognigen Networks, Inc. Form 10-KSB for the fiscal year ended June 30, 2004

Form 10-QSB for the quarter ended December 31, 2004 File No. 000-11730

Ladies and Gentlemen:

With respect to your latest letter to us dated July 20, 2005 we respond to you as follows:

Form 10-KSB for the year ended June 30, 2004 and Forms 10-QSB for the quarters ended September 30, 2004 and December 31, 2004

Part II, Item 8A. Controls and Procedures

1. We have attached our proposed amended filings of the Forms 10-KSB for the year ended June 30, 2004, and Forms 10-QSB for the quarters ended September 30, 2004 and December 31, 2005, incorporating your suggestions. We also confirm to you that there has been no change in our internal control over financial reporting that occurred in our fourth fiscal quarter in 2004, our fiscal quarter ended September 30, 2004, or our fiscal quarter ended December 31, 2004. that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Form 10-QSB for the quarter ended March 31, 2005

We have also attached our proposed amended filing of the Form 10-QSB for the quarter ended March 31, 2005 incorporating your suggested changes.

2. Our certifying officers do not believe that potential control deficiencies constitute material weaknesses because of the number of compensating internal controls already in place. However, we are a small company and due to the fact that we have a limited number of employees, we are not able to have proper segregation of duties. We are aware that the Committee of Sponsoring Organizations of the Treadway Commission is going to issue its report on internal controls structures for small companies around the middle of September 2005. It is possible that after reviewing this report and after our independent auditors perform a Section 404 test, we will conclude that due to the fact that we do not have proper segregation of duties, some of the issues that we believe are compensating internal controls are not sufficient to mitigate the lack of segregation of duties. Thus, we might be deemed to have material weaknesses in our internal control structure.

3.There has been no change in internal control over financial reporting that occurred during our fiscal quarter ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Once you have had a chance to review this information, please contact us at 720-895-1912 with any questions or further suggestions you may have.

Sincerely, /s/ Gary L. Cook Senior Vice President and Chief Financial Officer Cognigen Networks, Inc.

AMENDED FORM 10-KSB

U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 10-KSB/A

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2004

[ ]	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 0-11730

COGNIGEN NETWORKS, INC.
(Name of small business issuer in its charter)

COLORADO	84-1089377
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
6405 - 218th Street, S.W., Suite 305
Mountlake Terrace, Washington	98043
(Address of principal executive offices)	(Zip Code)
Issuer’s telephone number: (425) 329-2300

Securities registered under Section 12(b) of the Exchange Act:

None.

Securities registered under Section 12(g) of the Exchange Act:

Common Stock
(Title of Class)

     Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes    [X]      No    [   ]

     Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. _____

     State issuer’s revenue for its most recent fiscal year: $10,735,099

     The aggregate market value of the voting and non-voting common equity held by non-affiliates at September 2, 2004, computed by reference to the last sale price of $0.17 per share on the OTC Bulletin Board, was $332,747.

     The number of shares outstanding of each of the issuer’s classes of common equity on September 2, 2004, was 8,753,972.

Documents Incorporated by Reference

     The information required by Items 9 through 12 and Item 14 is incorporated by reference to our definitive proxy statement or definitive information statement that we plan to file in connection with our next Annual Meeting of Shareholders involving the election of directors. We plan to file the definitive proxy or definitive information statement with the Commission on or before October 28, 2004.

     Transitional Small Business Disclosure Format     Yes    [   ]     No  [X]

^

PART I

Forward-Looking Statements.

     The discussion in this report contains forward-looking statements, including, without limitation, statements relating to our wholly owned subsidiary and us. Although we believe that the expectations reflected in the forward looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. The forward looking statements involve risks and uncertainties that affect our business, financial condition and results of operations, including without limitation, our possible inability to become certified as a reseller in all jurisdictions in which we apply, the possibility that our proprietary customer base will not grow as we expect, our possible inability to obtain additional financing, the possible lack of producing agent growth, our possible lack of revenue growth, our possible inability to add new products and services that generate increased sales, our possible lack of cash flows, our possible loss of key personnel, the possibility of telecommunication rate changes and technological changes and the possibility of increased competition. Many of these risks are beyond our control. We are not entitled to rely on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, or Section 21E of the Securities Exchange Act of 1934, as amended, when making forward looking statements.

Item 1. Description of Business.

BUSINESS

     We were incorporated in May 1983 in Colorado to engage in the cellular radio and broadcasting business. In June 1988, we changed our name to Silverthorne Production Company and commenced operations in the oil and gas industry. These operations were discontinued in 1989. From 1989 to 1999, we attempted to locate acquisition prospects and negotiate an acquisition. Our pursuit of an acquisition did not materialize until August 1999 when we acquired the assets of Inter-American Telecommunications Holding Corporation (“ITHC”). The acquisition was accounted for as a reverse acquisition. We changed our name to Cognigen Networks, Inc. on July 12, 2000.

     We currently sell telecommunications and personal technology services through multifaceted sales and marketing organizations that utilize the Internet as a platform to provide customers and subscribers with a variety of telecommunications and technology based products and services. Through a network of independent agents, we have sold our own proprietary products and services or sold as agent third party or outside vendor products and services to customers and subscribers worldwide. Domestic and international long distance services make up a major portion of our sales with prepaid calling cards and paging, wireless communications, computers and Internet-based telecommunications products and other products in our sales mix. We sell our own proprietary products and services and , as agent, have contractual agreements with a variety of product and service vendors that provide us with a commission percentage of any sales made through one of our supported web sites. As agent, our web-based marketing division sells the products and services of industry leaders such as AT&T Wireless, Broadvox, CNM Network, Nextel, PowerNetGlobal, Sprint, Talk America, T-Mobil, Verizon and Z-tel. Our operations partially are dependent on our affiliations with third party providers of the products and services that our agents sell. These third party providers own the rights to sell these products and services. Our ability to offer these products and services is dependent on our agreements with providers being renewed and not terminated. The non-renewal or termination of a substantial number of these agreements would have a material adverse effect on our financial condition and results of operations. Our marketing engine is fueled by distribution channels through an Internet presence and through our corps of independent agents and affiliate groups each with their own customized Web site.

     In the mid 1990‘s, our predecessor recognized the marketing potential of the Internet and formed what we believe was one of the first companies to create a marketing operation based exclusively on the Internet. The initial concept was to expand marketing potential by increasing the number of independent agents working within our corporate network while at the same time continuing to increase the number of products and services that these agents could provide to our worldwide customer base. To facilitate the manageable growth of this network and to be able to provide the agents with the support and marketing edge necessary for success, we developed and deployed the “self replicating” web page. This proprietary technology automatically creates a high content, personalized set of e-commerce web pages for each new agent, at the time the agent becomes a member of our network. Additionally, an Internet accessible “private site” is instantly created for the new agent. Each agent can view the agent’s records, activity and account status on which the agent is working. The private site also contains customer detail status, recommended training sources, frequently asked questions and agent benefits. We also adopted a strategy of enabling each agent to sell telecommunications services and to recruit new agents. Generally, the original agent receives a sales commission override on sales generated by the agents thus recruited. Our commission structure and plan enables our agents to earn money without the necessity of developing a subordinate agent base. Our revenue is dependent on sales by our independent agents. The failure of these agents to achieve sustained sales will materially adversely affect our financial condition and results of operations.

     We use self-replicating web page technology to run our web-based operations. If another technology becomes the preferred industry standard, we may be at a competitive disadvantage which, in turn, may require us to make changes at substantially increased costs. If our technology becomes obsolete at some time in the future and we are unable to change to an alternate technology in a cost effective manner, it could materially adversely affect our financial conditions and results of operations.

     As of June 30, 2004, we had made advances of $454,149 to Intandem Communications Corp. (Intandem). On April 1, 2003, we and certain principals of Intandem entered into an agreement (Funding Agreement) pursuant to which we agreed to provide up to $448,093 in a series of loans to Intandem. Effective February 1, 2004, by mutual agreement of the principals of Intandem and us, the Funding Agreement was terminated and a separate agreement, the Termination of Funding Agreement and Settlement Agreement (Termination Agreement), was entered into.

     The Termination Agreement provided that we would convert the notes receivable of $387,399 into 100% of the outstanding stock of Intandem in exchange for payments of $10,000 per month for eight months, assumption of up to approximately $45,000 in liabilities, cancellation of all employment contracts of the Intandem principals and cancellation of options to purchase our common stock. As of the date of the Termination Agreement, $414,149 had been funded under the Funding Agreement. Due to questions of recoverability of this amount and the remaining commitments under the Termination Agreement, a provision of $494,149 has been taken in the statement of operations. This provision represents the $414,149 funding through the date of the Termination Agreement plus an estimate of remaining commitments under the Termination Agreement which approximated $80,000 at the time. Approximately $60,000 remains in accrued liabilities as of June 30, 2004, related to estimated futures expenses relating to the Termination Agreement.

     In conjunction with the Funding Agreement, a consultant was to be paid, under his consulting agreement with us, a commission that was being negotiated with us. The commission amount had not yet been determined when questions of recoverability arose and a provision to write off funded amounts was included in the statement of operations. It is anticipated that the majority of any commission paid will be from future Intandem cash flows, if any, in a combination of cash and some of our common stock, but this can not be assured or estimated at this time.

     On May 12, 2004, after approval by the Board of Directors, we entered into a Stock for Stock Exchange Agreement with Jimmy L. Boswell, David G. Lucas, Reginald W. Einkauf and John D. Miller (collectively the Principals) pursuant to which the Principals agreed to exchange with us a total of 800,000 shares of our common stock owned by the Principals for all of the outstanding common stock of our wholly-owned subsidiary, Cognigen Switching Technologies, Inc. (CST), and warrants to purchase 200,000 shares of our common stock at $.3015 per share effective February 1, 2004. The closing occurred on May 21, 2004. At the closing CST entered into a Master Services Agreement (MSA) to provide us with telecommunications rating, billing, provisioning, customer care, commissioning and database management for a fee. The MSA is effective February 1, 2004, and goes for one year periods unless terminated by either party at the end of each period with a 30 day notice.

     As part of the closing, CST entered into a new note with a then existing lender representing approximately $223,000 in debt. All options to purchase our common stock issued to CST employees were terminated except for the option to purchase 200,000 shares of our common stock owned by Jimmy L. Boswell which option expired in August 2004 and was exercisable at $3.68 per share.

     At the time of the transaction, Jimmy L. Boswell was the president and a director of CST. David G. Lucas was the former chief financial officer and a director of CST. Reginald W. Einkauf and John D. Miller were former officers and directors of CST. Mr. Boswell and Mr. Lucas are former officers and directors of ours. We originally acquired CST in April 2000 when the Principals and another person sold all of the outstanding stock of CST to us for our common stock.

     In conjunction with the Stock for Stock Exchange Agreement, goodwill with a net book value of $2,893,029 has been written off. With consideration of approximately $26,000, calculated using the Black Scholes method of calculation for the 200,000 warrants, goodwill of $2,893,029 and $168,448 in negative equity that was assumed by the Principals, and the 800,000 shares of our common stock that were repurchased from the Principals valued at $.31 per share or $248,000, we recorded a non cash loss of $2,502,583 on this transaction that is included in our statement of operations for the year ended June 30, 2004.

     We had revenue from three customers that generated a total of approximately 25% and 32% of total revenue for the years ended June 30, 2004 and 2003, respectively

Competition

     We compete with all of the companies for whom we sell products as an agent, with a number of companies that are network marketing telecommunication companies, and with all outside vendors who sell telecommunications and personal communications products directly and over the Internet.

     Many of our current and potential competitors have longer operating histories and significantly greater selling and marketing, technical, financial, customer support, professional services and other resources than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. Moreover, our competitors may foresee the course of market developments more accurately than we do and could develop new technologies that compete with us or even render our services obsolete. We may not have sufficient resources to continue to make the investments or achieve the technological advances necessary to compete successfully with existing or new competitors. In addition, due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including large telecommunications companies, may enter our markets, thereby further intensifying competition.

     The markets in which we compete are characterized by increasing consolidation. We cannot predict how industry consolidation will affect our competitors and we may not be able to compete successfully in an increasingly consolidated industry. Additionally, because we may be dependent on strategic relationships with third parties in our industry, any consolidation involving these parties could reduce the demand for our products and otherwise harm our business prospects. Our competitors that have large market capitalizations or cash reserves are also better positioned than we are to acquire other companies, including our competitors, thereby obtaining new technologies or products that may displace our product lines. Any of these acquisitions could give our competitors a strategic advantage that would materially and adversely affect our business, financial condition and results of operations.

     In addition, many of our competitors have much greater name recognition and have a more extensive customer base, broader customer relationships, significant financing programs, and broader product offerings than we do. These companies can adopt aggressive pricing policies and leverage their customer bases and broader product offerings to gain market share.

     We expect that competitive pressures could result in price reductions, reduced margin and loss of market share, which could materially and adversely affect our business, financial condition and results of operations.

     The industries in which our agents resell have severally experienced a high rate of customer turnover. The rate of customer turnover is attributable to several factors including, the non-use of customer contracts, affordability, customer care concerns and other competitive factors. Our strategy to address customer turnover may not be successful or the rate of customer turnover may be unacceptable. Price competition and other competitive factors could also cause increased customer turnover. A high rate of customer turnover could have a material adverse affect on our competitive position and results of operations.

Regulation

     We are not currently subject to any governmental regulations as an Internet marketer of telecommunications and technology based products and services. We are authorized pursuant to authority of the Federal Communications Commission (“FCC”) to operate as an intrastate and international resale carrier under Section 214 of the FCC rules. In addition, we are regulated by some state commissions as a reseller of intrastate long distance telecommunications services.

     The markets for the products and services that we sell are characterized by a significant number of laws, regulations and standards, including those promulgated by the FCC. While we believe that our services comply with all current governmental laws, regulations and standards, we cannot assure you that we will be able to continue to do so in the future.

     Our customers may also require, or we may otherwise deem it necessary or advisable, that we modify our services to address anticipated changes in the regulatory environment. Failure of our services to comply, or if we experience delays in compliance, with the various existing, anticipated, and evolving industry regulations and standards could adversely affect sales of our existing and future products. Moreover, the enactment of new laws or regulations, changes in the interpretation of existing laws or regulations or a reversal of the trend toward deregulation in the telecommunications industry, could have a material adverse affect on our business, financial condition and results of operations.

Employees

     As of June 30, 2004, we had 12 employees, all of whom are full-time, based in our offices and facilities in Denver, Colorado and Seattle, Washington.

Item 2. Description of Property

     We lease approximately 3,353 square feet of office space at 6405 218th Street, S.W., Suite 305, Mountlake Terrace, Washington 98043, pursuant to a lease that will terminate on July 31, 2007 (unless extended), and that currently requires monthly rental payments of $5,100. We also lease approximately 1,287 square feet of office space at 3495 Winton Place, Building E, Suite 270, Rochester, New York 14623, pursuant to a lease that will terminate on June 30, 2005, and that currently requires monthly payments of approximately $1,180, and lease Unit 506B at 301 Oxford Valley Road, Yardley, Pennsylvania pursuant to a lease that will terminate on April 30, 2005 and that requires monthly rental payments of approximately $2,317 per month and a final payment of $4,774. We will pay $6,478 by December 2004 to buyout the remaining term of the Rochester, New York facility and are attempting to sublet the Yardley, Pennsylvania facility, both of which we previously closed to operations.

Item 3. Legal Proceedings.

     In September 2004, we filed a lawsuit against American Communications LLC (American Communications), David Stone (Stone) and Harry Gorlovesky (Gorlovesky) in the Circuit Court of the Twentieth Judicial Circuit in and for Dade County, Florida. In our complaint, we allege (1) that American Communications breached a settlement agreement by not making all of the $100,000 of payments required thereunder to payoff a promissory note and agreement for $300,000 that was assigned to and is owed to us and we demanded judgment of $334,119 on the promissory note and agreement plus interest from May 10, 2004: (2) that we are owed $81,000 for a dishonored check of $20,000 written as the last payment due under the settlement agreement and (3) that Stone and Gorlovesky guaranteed the promissory note and agreement and must pay the amount due under the promissory note and agreement plus our attorneys fees, cost and expenses in collecting on the promissory note and agreement.

Item 4. Submission of Matters to a Vote of Security Holders.

     No matter was submitted to a vote of our security holders during our fourth fiscal quarter ended June 30, 2004.

PART II

Item 5. Market for Common Equity and Related Stockholders Matters.

     Our common stock is quoted on the NASD OTC Bulletin Board under the symbol “CGNW.” The following table sets forth, for the periods indicated, the high and low closing bid price quotations for the common stock as reported by the National Quotation Bureau, LLC. Such quotations reflect inter-dealer prices, but do not include retail mark-ups, markdowns or commissions and may not necessarily represent actual transactions.

	High Bid	Low Bid
Quarter ended June 30, 2004	$0.32	$0.20
Quarter ended March 31, 2004	0.34	0.22
Quarter ended December 31, 2003	0.35	0.20
Quarter ended September 30, 2003	0.54	0.32
Quarter ended June 30, 2003	0.51	0.36
Quarter ended March 31, 2003	0.51	0.36
Quarter ended December 31, 2002	0.68	0.19
Quarter ended September 30, 2002	0.43	0.32

     As a result of our common stock not being quoted on a national exchange, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the market value of our common stock. In addition, we are subject to a rule promulgated by the Securities and Exchange Commission. The rule provides that various sales practice requirements are imposed on broker/dealers who sell our common stock to persons other than established customers and accredited investors. For these types of transactions, the broker/dealer has to make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transactions prior to sale. Consequently, the rule may have an adverse effect on the ability of broker/dealers to sell our common stock, which may affect the ability of purchasers to sell our common stock in the open market.

     Historically, our common stock has not traded in high volumes. An active or liquid trading market in our common stock may not develop or, if it does develop, it may not continue.

     The market price for our common stock could be subject to significant fluctuations in response to variations in quarterly operating results, announcements of technological innovations or new products and services by us or our competitors, and our failure to achieve operating results consistent with securities analysts’ projections of our performance.

     The stock markets have experienced extreme price and volume fluctuations and volatility that have particularly affected the market price of many emerging growth and development stage companies. Such fluctuations and volatility have often been unrelated or disproportionate to the operating performance of such companies. Factors such as announcements of the introduction of new or enhanced services or related products by us or our competition, announcements of joint development efforts or corporate partnerships in the telecommunications market, market conditions in the technology, telecommunications and other emerging growth sectors, and rumors relating to us or our competitors may have a significant impact on the market price of our common stock.

     As of September 2, 2004, there were approximately 1,320 holders of record of our common stock. The number of holders of record does not include holders whose securities are held in street name.

     We have never paid and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain any earnings for use in our business operations and in the expansion of our business.

     The following is a table with information regarding our equity compensation plans as of June 30, 2004:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)

Equity compensation plans	475,000.33		150,000
approved by security holders

Equity compensation plans	2,225,000	2.06	--
not approved by security
holders

Total	2,700,000	1.76	150,000

     In May 2004, we granted warrants to purchase 200,000 shares of our common stock at an exercise price of $0.3015 per share to four people in connection with the Stock for Stock Exchange Agreement. The warrants vested immediately.

     The warrants were issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act. The holders of these warrants had available to them full information concerning us and the certificates representing the warrants have a legend prohibiting the transfer of the shares of common stock underlying the warrants unless the transfers are registered under the Securities Act or the transfers are exempt from the registration requirements thereof. No underwriters were involved in this transaction.

Item 6. Management’s Discussion and Analysis or Plan of Operation.

Overview

     We are an Internet and relationship enabled marketer of long distance telephone and personal communications services. We earn revenue in two ways. First, we earn commissions revenue from a number of outside vendors whom we represent on our agent web sites and sell their products and services via contractual agreements. Second, we earn telecommunications revenue through sales of our own proprietary products and services through our agent web sites.

     We made a major strategic transition in our business profile and delivery of products and services over the past fifteen months. In addition to being historically successful at representing and selling the services and products of outside vendors, we are now selling multiple branded products and services whereby the customer and account are owned by us. We refer to these products and services as our proprietary products and services. The most significant impact of this strategic transition is that by billing our owned customer accounts, we generated approximately five to seven times as much revenue compared to commission revenue we receive from vendors.

     Through the acquisition of multiple state licenses, billing capability, and new distribution channels, we can grow revenue, maintain closer contact to our customers, and control bottom line retention and contribution to a greater degree.

     See additional discussion of liquidity and capital resources below.

Results of Operations

Summary Key Financial Data

	Fourth quarter 2004	Fiscal 2004	Fiscal 2003
Cash Flows From Operations Data:
Cash flows from operating activities	142,249	227,938	113,085
Summary Statement of Operations Data:
Income (loss) before taxes	66,646	(2,878,638)	401,407
Less: Provision for sale of CST	--	2,502,583	--
Provision for termination of Intandem Funding Agreement	--	494,149	--

Income before provisions	66,646	118,094	401,407

     We had cash flows from operations for fiscal 2004 of $227,938 compared to $113,085 for fiscal 2003. This improvement began to be realized in our fourth fiscal quarter of 2004, during which cash flows from operations was $142,249, as many of our recent cost and expense reductions began to be reflected in our operating results. The cost and expense reductions were centered on improving our cash flows and included reducing personnel, reducing or eliminating unwarranted expenses and the sale of our subsidiary, CST, among other things. We have added over $50,000 per month to our ongoing cash flows from operations as a result of these cost and expense reductions.

Detailed Statement of Operations Data:

Revenue
Marketing commissions	5,080,650	6,918,479
Telecommunications	5,636,291	3,988,343
Other	18,158	9,450

Total revenue	10,735,099	10,916,272
Operating expenses
Commissions:
Marketing	2,512,429	3,494,038
Telecommunications	729,312	409,055
Telecommunications	3,103,394	2,132,035
Selling, general and administrative	4,169,123	4,293,217
Depreciation and amortization	55,898	134,587

	10,570,156	10,462,932
Loss provision for sale of CST	2,502,583	--
Loss provision for termination of Intandem Funding	494,149	--

Total operating expenses	13,566,888	10,462,932
Income (loss) from operations	(2,831,789)	453,340
Interest expense	(46,849)	(51,933)

Income (loss) before income taxes	(2,878,638)	401,407

Year Ended June 30, 2004 Compared to Year Ended June 30, 2003

     Total revenue for fiscal 2004 was $10,735,099 compared to $10,916,272 for 2003. Marketing commissions revenue was $5,080,650 for 2004 compared to $6,918,479 for the prior year. Telecommunications revenue was $5,636,291 for 2004 as compared to $3,988,343 for the prior year.

     Marketing commissions revenue for 2004 decreased $1,837,829 from that of 2003 or 27%. This decrease reflects a trend that began in our first fiscal quarter of 2003 and continued through part of the fourth fiscal quarter of 2004. We believe this trend was in large part a result of the lack of new product opportunities for our agents, inadequate customer service and partly from our strategic transition previously explained. During the second half of fiscal 2004, we entered into agreements to market additional and new products that were and remain very consumer desirable such as voice over internet protocol (VoIP) telephone services, cell phones, satellite television and bundled services for local and long distance service. We have also emphasized customer service this year reducing our response time to customer inquiries and order verification. Marketing additional and new products and better customer service has helped stabilize marketing commissions revenue.

     Telecommunications revenue increased $1,647,948 for 2004 compared to 2003, or 41%. This increase resulted from approximately $2,500,000 of telecommunications revenue from new proprietary products and services being sold offset by a decrease of approximately $900,000 of telecommunications revenue from proprietary products and services that were being sold in the prior year. Our proprietary customer base increased approximately 15,000 to approximately 26,000 proprietary customers currently. A bigger portion of those proprietary customers are small business or dedicated customers who have entered into service contracts with us for usually one to two year periods and who represent higher months usage than most residential customers. Part of the decrease in proprietary products and services resulted from our sale of CST to its principals effective February 1, 2004. As part of the sale, CST maintained approximately $70,000 in monthly telecommunications revenue, approximately 50% from a conferencing product it switches through its facilities based switch and another 50% from a customer base which receives no new customers but is primarily a billing service based customer.

     Marketing commissions expense decreased from $3,494,038 for 2003 to $2,512,429 for 2004, a decrease of 28%. This decrease correlates to the decrease in marketing commissions revenue explained above. Had the payments to a shareholder described in Note 8 (Stockholders Redemption Agreement) to the Consolidated Financial Statements been recorded as marketing commissions expense instead of a reduction of deferred commissions payable on the balance sheet, marketing commissions expense would have been higher by $526,644. We do not anticipate recording these payments as marketing commissions expense until sometime in 2006.

     Telecommunications expense increased from $409,055 for 2003 to $729,312 for 2004 or 78%. This increase is primarily a result of our strategic transition to sell more proprietary products and services. These products and services include those generated through our Intandem created relations which are paid at higher commission rates than those paid on marketing commissions revenue.

     Telecommunications operating expenses, primarily carrier costs, increased $971,359 for 2004 compared to 2003 or 46%, from $2,132,035 to $3,103,394. This increase is consistent with the increase in corresponding revenue which increased 41% for the same time period. Telecommunications operating expenses as a percentage of telecommunications revenue increased from 54% in 2003 to 55% in 2004.

     Selling, general and administrative expenses decreased $124,094 for 2004 compared to 2003, or 3%. This decrease is largely attributed to decreases in consulting, legal and accounting fees of $383,409, travel expenses of $93,915, server and state taxes of $109,668, offset in part by increases to expenses related to the increase in proprietary revenues such as credit card, credit check and licensing fees of $210,207. Other increases included fees paid to CST for customer service and switching services, among other things, since February 1, 2003 of $219,718. Another decrease included salaries which decreased approximately $265,000 for the sale of CST but increased $158,535 for personnel who were working in our Rochester facility but which facility was shut down during 2004. We have benefited from decreases to selling, general and administrative from the CST transaction of approximately $25,000 to $30,000 per month and from other cost and expense reductions such as reducing unwarranted expenses and salaries, among other things, of in excess of $30,000 per month on an ongoing basis.

     The provision for sale of CST of $2,502,583 relates to the Stock for Stock Exchange Agreement or sale of CST to its principals. Goodwill with a net book value of $2,893,029 was written off. The goodwill was recorded in 2000 when we acquired CST. With consideration of approximately $26,000, calculated using the Black Scholes method of calculation for the 200,000 warrants awarded, goodwill of $2,893,029 and $168,448 in negative equity that was assumed by the principals, and the 800,000 shares of our common stock that was repurchased from the principals valued at $.31 per share, we recorded a loss of $2,502,583 on this transaction.

     The provision for termination of Intandem Funding of $494,149 results from a funded amount of $414,149 funding through the date of the Termination Agreement plus an estimate of remaining commitments under the Termination Agreement which approximated $80,000 at the time.

     Depreciation and amortization decreased $78,689 from $134,587 for 2003 to $55,898 for 2004. This decrease was a result of the CST sale as previously described and to assets becoming fully depreciated.

     Interest expense for 2004 of $46,849 was lower by $5,084 from that of 2003. This resulted from lower average outstanding debt or receivables financing arrangement levels.

Seasonality and Economic Conditions

     Our revenue and sales are not affected by seasons of the year.

Inflation

     We do not believe that inflation had a material impact on our results of operations for the fiscal years ended June 30, 2004 or 2003.

Liquidity and Capital Resources

     We have historically funded our operations primarily from sales of securities and operations. At June 30, 2004 we had cash and cash equivalents of $213,611 and negative working capital of $1,211,557. Cash provided by operations during the year ended June 30, 2004 was $227,938.

     Cash used in investing activities of $177,942 included advances of $241,397 under the terms of the Funding Agreement with Intandem. Cash used in financing activities of $249,377 primarily included net proceeds from the receivables financing agreement of $308,100 offset by the payment of deferred commissions of $526,644 and payment on a note payable of $50,000.

     We have a balance outstanding under a receivables financing arrangement as of June 30, 2004 of $308,100. This represents the amount of marketing commissions receivables that have been sold under an Accounts Receivable Purchase Agreement (Receivables Purchase Agreement) with a bank. The Receivables Purchase Agreement provides for up to $1,250,000 in marketing commissions receivable to be used as collateral for advances under the Receivables Purchase Agreement of which 65% of the marketing commissions receivable balances are available in cash advances to the Company. Interest charges are 1.3% per month on the marketing commissions receivable balances used as collateral. After one year, the Receivables Purchase Agreement is from year to year unless terminated in writing by either party. The Company is in compliance with the terms and conditions of the Receivables Purchase Agreement.

     Cash flows generated from operations and from our receivables financing arrangement were sufficient to meet our working capital requirements for the year ended June 30, 2004, but may not be sufficient to meet our working capital requirements for the foreseeable future or provide for expansion opportunities. Currently, we are slowly reducing our average balances outstanding under our receivables financing arrangement. We have reduced costs and expenses by reducing personnel, reducing or eliminating unwarranted expenses and have sold CST, our former subsidiary, which all combined have increased our cash flows in excess of $50,000 per month. We are looking at various financing and equity opportunities to provide additional working capital or for expansion opportunities and continue to identify costs and expenses that can be reduced or eliminated. There can be no assurance we will be able to secure additional debt or equity financing, that we will be able to reduce or eliminate more costs and expenses or that cash flows from operations will produce adequate cash flow to enable us to meet all of our future obligations or to be able to expand. However, we believe that we will be successful in producing sufficient cash flows from all collective sources to continue for at least the next twelve months.

Critical Accounting Policies

     We have identified the policies below as critical to our business operations and the understanding of our results of operations. In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

     Our critical accounting policies are as follows:

o	marketing commissions receivable;

o	goodwill;

o	valuation of long-lived assets;

o	commissions payable; and

o	revenue recognition.

Marketing Commissions Receivable

     Marketing commissions receivable represent amounts due from outside vendors for telecommunication services used by subscribers. Typically outside vendors pay commissions due to us forty five to sixty days after the usage month-end.

     An allowance for doubtful accounts of $154,357 as of June 30, 2004, has been established by us to provide for potential uncollectible accounts and is deemed to be adequate by management based on historical results.

Goodwill

     The excess of the purchase price over net assets acquired by the Company from unrelated third parties is recorded as goodwill. Goodwill resulted from the acquisition of CST in 2000. In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) Nos. 141 and 142, “Business Combinations” and “Goodwill and Other Intangible Assets.” SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under the guidance of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair value base test. There was no goodwill recorded as of June 30, 2004 as it was written off in the transaction related to the sale of CST. See Note 7 to the Consolidated Financial Statements.

Valuation of Long-Lived Assets

     We assess valuation of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. We periodically evaluate the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Commissions Payable

     Commissions payable represent amounts due to agents for commissions related to the usage for which we are due marketing commissions revenue from our outside vendors and commissions payable on sales of telecommunications revenue. It is our policy to pay commissions to our agents only after receiving commissions revenue due from our outside vendors. This policy results in approximately two months commission payable on outside vendor commission revenue at any point in time. Commissions are paid on telecommunications revenue usually within one to two months of generating the telecommunications revenue.

Revenue Recognition

Marketing Commissions

     Marketing commissions revenue from the sale of long-distance telephone, personal communication devices and marketing products is recognized at the time of sale.

Telecommunications

     Telecommunications pin revenue is recorded when the pins are shipped. Our policy is to delay shipment of pins for a short period of time after receipt of cash to allow for processing. This delay results in deferred revenue, which is recorded as a liability until the pins are shipped. Pin revenue includes amounts paid for the cost of the telecommunications services provided by third-party carriers.

     Telecommunications long distance phone services revenue is recorded when services are rendered.

Recently Issued Accounting Pronouncements

     In December 2003, the Financial Accounting Standards Board (FASB) issued revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. The revision requires additional annual disclosures related to information describing the types of plan assets, investment strategy, measurement dates, plan obligations and cash flows. The revision also required new quarterly disclosures detailing the components of net periodic benefit cost recognized during the interim period. The adoption of this Standard has not had a material effect on our financial statements.

     In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. The accounting provisions of EITF 03-1 are effective for all reporting periods beginning after June 15, 2004, while the disclosure requirements are effective only for annual periods ending after June 15, 2004. We have evaluated the impact of the adoption of EITF 03-1 and do not believe the impact will be significant to our overall results of operations or financial position.

Forward Looking Statements

     Certain of the information discussed herein, and in particular in this section entitled “Management’s Discussion and Analysis or Plan of Operations,” contains forward looking statements that involve risks and uncertainties that might adversely affect our operating results in the future in a material way. Such risks and uncertainties include, without limitation, our possible inability to become certified as a reseller in all jurisdictions in which we apply, possibility that our proprietary customer base will not grow as we expect, our possible inability to obtain additional financing, the possible lack of producing agent growth, our possible lack of revenue growth, our possible inability to add new products that generate sales, our lack of cash flows, our possible loss of key personnel, the possibility of telecommunication rate changes and technological changes and the possibility of increased competition. Many of these risks are beyond our control. We are not entitled to rely on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, or Section 21E of the Securities Exchange Act of 1934 as amended, when making forward-looking statements.

     We are an Internet and relationship enabled marketer of long distance telephone and personal communications services. We earn revenue in two ways. First, we earn commissions revenue from a number of outside vendors whom we represent on our agent web sites and sell their products and services via contractual agreements. Second, we earn telecommunications revenue through sales of our own proprietary products and services through our agent web sites..

Item 7. Financial Statements.

     Reference is made to the financial statements, the reports thereon and the notes thereto included as a part of this Annual Report on Form 10-KSB/A, which financial statements, reports and notes are incorporated herein by reference.

COGNIGEN NETWORKS, INC.

Consolidated Financial Statements
and
Independent Auditors’ Report
June 30, 2004 and 2003

COGNIGEN NETWORKS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Cognigen Networks, Inc.
Mountlake Terrace, Washington

We have audited the accompanying consolidated balance sheet of Cognigen Networks, Inc. and subsidiary as of June 30, 2004, and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for the years ended June 30, 2004 and 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cognigen Networks, Inc. and subsidiary as of June 30, 2004, and the results of their operations and their cash flows for the years ended June 30, 2004 and 2003 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company’s certifications to Form 10-KSB have restated in order to comply with regulations of the Public Accounting Oversight Board.

/s/Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman PC

September 2, 2004, except as to the
    statement discussed in Note 1, as
    to which the date is August _, 2005
    Denver, Colorado

COGNIGEN NETWORKS, INC.

Consolidated Balance Sheet
June 30, 2004

Assets

Current assets
Cash	$ 213,611
Accounts receivable, net of allowance of $258,107	481,092
Marketing commissions receivable, net of allowance of $154,357	773,168
Inventory	15,543
Other current assets	52,210

Total current assets	1,535,624

Non-current assets
Property and equipment, net	16,847
Notes receivable, net of allowance of $20,000	--
Deposits and other assets	60,424

Total non-current assets	77,271

Total assets	$ 1,612,895

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$ 670,416
Accrued liabilities	444,098
Commissions payable	811,729
Current portion of deferred commissions	511,200
Receivables financing arrangement	308,100
Other current liabilities	1,638

Total current liabilities	2,747,181

Non-current liabilities
Deferred commissions	237,346
Accrued dividends and other	68,391

Total non-current liabilities	305,737

Total liabilities	3,052,918

Commitments and contingencies
Stockholders’ equity (deficit)
8% Convertible Series A preferred stock, no par value, 20,000,000 shares authorized,
500,000 shares issued and outstanding, $1.00 per share liquidation preference	450,000
Common stock $.001 par value, 300,000,000 shares authorized; 8,753,972 shares
issued and outstanding	8,754
Additional paid-in capital	11,954,331
Accumulated deficit	(13,853,108)

Total stockholders’ equity (deficit)	(1,440,023)

Total liabilities and stockholders’ equity (deficit)	$ 1,612,895

See notes to consolidated financial statements.

COGNIGEN NETWORKS, INC.

Consolidated Statements of Operations

	For the Years Ended June 30,
	2004	2003
Revenue
Marketing commissions	$ 5,080,650	$ 6,918,479
Telecommunications	5,636,291	3,988,343
Other	18,158	9,450

Total revenue	10,735,099	10,916,272

Operating expenses
Commissions:
Marketing	2,512,429	3,494,038
Telecommunications	729,312	409,055
Telecommunications	3,103,394	2,132,035
Selling, general and administrative	4,169,123	4,293,217
Depreciation and amortization	55,898	134,587

	10,570,156	10,462,932
Loss provision for sale of CST	2,502,583	--
Loss provision for termination of Intandem Funding Agreement	494,149	--

Total operating expenses	13,566,888	10,462,932

Income (loss) from operations	(2,831,789)	453,340
Interest expense	(46,849)	(51,933)

Income (loss) before income taxes	(2,878,638)	401,407
Income taxes	--	--

Net income (loss)	(2,878,638)	401,407
Preferred dividends	(40,000)	(28,225)

Net income (loss) attributable to common shareholders	$(2,918,638)	$ 373,182

Income (loss) per common share - basic	$ (0.32)	$ 0.04

Weighted average number of common shares outstanding - basic	9,223,917	9,266,307

Income (loss) per common share - diluted	$ (0.32)	$ 0.04

Weighted average number of common shares outstanding - diluted	9,223,917	9,267,760

See notes to consolidated financial statements.

COGNIGEN NETWORKS, INC.

Consolidated Statement of Changes in Stockholders’ Equity (Deficit)
For the Years Ended June 30, 2004 and 2003

	Preferred Stock	Common Stock			Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance - June 30, 2002	--	$ --	9,054,456	$ 9,054	$ 12,042,088	$(11,307,652)	$ 743,490
Issuance of preferred stock, net of
expenses	500,000	450,000	64,516	65	19,935	--	470,000
Cash received for share rounding	--	--	--	--	296	--	296
Issuance of common shares and options for
note (Note 7)	--	--	400,000	400	99,600	--	100,000
Issuance of common shares to director	--	--	35,000	35	13,612	--	13,647
Dividends on preferred stock	--	--	--	--	--	(28,225)	(28,225)
Net income	--	--	--	--	--	401,407	401,407

Balance - June 30, 2003	500,000	450,000	9,553,972	9,554	12,175,531	(10,934,470)	1,700,615
Common stock repurchased in connection
with the CST transaction (Note 7)	--	--	(800,000)	(800)	(247,200)	--	(248,000)
Issuance of warrants to purchase common
stock in connection with the CST
transaction (Note 7)	--	--	--	--	26,000	--	26,000
Dividends on preferred stock	--	--	--	--	--	(40,000)	(40,000)
Net loss	--	--	--	--	--	(2,878,638)	(2,878,638)

Balance - June 30, 2004	500,000	$450,000	8,753,972	$ 8,754	$ 11,954,331	$(13,853,108)	$(1,440,023)

See notes to consolidated financial statements.

COGNIGEN NETWORKS, INC.

Consolidated Statements of Cash Flows

	For the Years Ended June 30,
	2004	2003
Cash flows from operating activities
Net income (loss)	$(2,878,638)	$ 401,407

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	55,898	134,587
Provision for doubtful accounts	210,149	129,342
Loss provision for sale of CST, net of cash	2,472,798	--
Loss provision for termination of Intandem Funding Agreement	494,149	--
Stock options issued for services	--	13,647
Changes in assets and liabilities
Accounts receivable	(459,417)	(79,211)
Commissions receivable	139,932	54,007
Employee receivable	--	1,865
Inventory	9,358	11,059
Other current assets	5,901	(34,398)
Deposits and other assets	20,192	(14,713)
Accounts payable	79,502	76,777
Accrued liabilities	235,929	(57,054)
Commissions payable	(81,119)	(569,954)
Other current liabilities	(64,121)	45,724
Other liabilities	(12,575)	--

	3,106,576	(288,322)

Net cash provided by operating activities	227,938	113,085

Cash flows from investing activities
Advances to Intandem	(241,397)	(172,752)
Payments received on notes receivable	80,000	--
Increase in notes receivable	(22,500)	--
Purchases of property and equipment	--	(47,188)
Other	5,955	--

Net cash used in investing activities	(177,942)	(219,940)

Cash flows from financing activities
Principal payments on note payable	(50,000)	(25,000)
Increase in receivables financing arrangement/note payable	308,100	119,490
Payments on deferred commissions	(526,644)	(535,402)
Proceeds from the issuance of preferred stock	--	470,000
Other	19,167	8,042

Net cash provided by (used in) financing activities	(249,377)	37,130

Net decrease in cash	(199,381)	(69,725)
Cash - beginning of year	412,992	482,717

Cash - end of year	$ 213,611	$ 412,992

(Continued on following page.)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Continued from previous page.)

Supplemental disclosure of cash flow information:

     Cash paid for interest was $46,849 and $25,514 for 2004 and 2003, respectively.

Supplemental disclosure of non-cash activity:

     During the year ended June 30, 2004:

The Company issued 200,000 warrants to the principals of CST and received 800,000 shares of common stock in the Stock for Stock Exchange Agreement.

The Company accrued dividends on preferred stock totaling $40,000.

     During the year ended June 30, 2003:

The Company issued 400,000 shares of common stock and 500,000 options to purchase common stock in exchange for an approximate 32% interest in AIC and a $300,000 Promissory Note and Agreement.

The Company issued 35,000 shares of common stock to a new independent director of the Company. These shares were valued at $13,647.

The Company accrued dividends on preferred stock totaling $28,225.

See notes to consolidated financial statements.

COGNIGEN NETWORKS, INC.

Notes to Consolidated Financial Statements

Note 1 — Description of Business and Summary of Significant Accounting Policies

Cognigen Networks, Inc. (the Company) was incorporated in May 1983 in the State of Colorado to engage in the cellular radio and broadcasting business and to engage in any other lawful activity permitted under Colorado law. In June 1988, the Company changed its name to Silverthorne Production Company (Silverthorne) and commenced operations in the oil and gas industry. These operations were discontinued in 1989. Between 1989 and 1999, Silverthorne attempted to locate acquisition prospects and negotiate an acquisition. Silverthorne’s pursuit of an acquisition did not materialize until August 20, 1999, with the acquisition of the assets of Inter-American Telecommunications Holding Corporation (ITHC), which was accounted for as a reverse acquisition. The surviving entity changed its name to Cognigen Networks, Inc. on July 12, 2000.

The Company is an Internet and relationship enabled marketer of long distance telephone and personal communications services. Revenue is generated in two ways. First, marketing commissions revenue is generated from a number of vendors who are represented on the Company’s agent web sites and for whom the Company sells their products and services via contractual agreements. Second, telecommunications revenue is generated through sales of the Company’s proprietary products and services through the Company’s agent web sites.

Restatement of Consolidated Financial Statements

The Company has amended its Form 10-KSB for the year ended June 30, 2004 in order bring the Company’s certifications into compliance with the Public Accounting Oversight Board.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Cognigen Networks, Inc. and its subsidiaries, Cognigen Switching Technologies, Inc. (CST) through January 31, 2004 and Intandem Communications Corp. (Intandem) since February 1, 2004 See Note 5 regarding information regarding the sale of CST and Note 7 for information on Intandem. All intercompany accounts and transactions have been eliminated in consolidation.

Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date, balances of cash and cash equivalents exceeded the federally insured limit by approximately $328,550.

Marketing Commissions Receivable

Marketing commissions receivable represent amounts due from outside vendors of telecommunication products and services used by subscribers. Typically outside vendors pay commissions due to the Company forty five to sixty days after the usage month-end.

An allowance for doubtful accounts of $154,357 at June 30, 2004 has been established by the Company to provide for potential uncollectible accounts and is deemed to be adequate by management based on historical results.

^

COGNIGEN NETWORKS, INC.

Notes to Consolidated Financial Statements

Note 1 — Description of Business and Summary of Significant Accounting Policies (continued)

Marketing Commissions Receivable (continued)

The Company had marketing commissions revenue from three customers that generated 25% and 32% of total revenue for the years ended June 30, 2004 and 2003 respectively

Inventory

Inventory consists of prepaid calling cards held for resale and is stated at the lower of cost or market, determined using the first-in, first-out method (FIFO). Calling cards are purchased from a variety of vendors at a discount from the face value. Excise tax of 3% of the face value is paid at the time of purchase. When the calling cards are sold, the excise tax is collected and offset against the prepaid excise tax.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from 3 to 7 years.

Goodwill

The excess of the purchase price over net assets acquired by the Company from unrelated third parties is recorded as goodwill. Goodwill resulted from the acquisition of CST. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) Nos. 141 and 142, “Business Combinations” and “Goodwill and Other Intangible Assets.” SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under the guidance of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair value base test. There was no goodwill recorded as of June 30, 2004 as it was written off in the transaction related to the sale of CST. See Note 7.

Valuation of Long-Lived Assets

The Company assesses valuation of long-lived assets in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of”. The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

^

COGNIGEN NETWORKS, INC.

Notes to Consolidated Financial Statements

Note 1 — Description of Business and Summary of Significant Accounting Policies (continued)

Accounts Receivable

At the time the accounts receivable are originated, the Company considers a reserve for doubtful accounts based on the creditworthiness of the customer. The provision for uncollectible amounts is continually reviewed and adjusted to maintain the allowance at a level considered adequate to cover future losses. The allowance is management’s best estimate of uncollectible amounts and is determined based on historical performance that is tracked by the Company on an ongoing basis. The losses ultimately incurred could differ materially in the near term from the amounts estimated in determining the allowance. The allowance was $258,107 as of June 30, 2004.

Commissions Payable

Commissions payable represent amounts due to agents for commissions related to the usage for which the Company is due marketing commissions revenue from its outside vendors and commissions payable on sales of telecommunications revenue. It is the Company’s policy to pay commissions to its agents only after receiving commissions due from its outside vendors. This policy results in approximately two months commission payable at any point in time. Commissions are paid on telecommunications revenue usually within one to two months of generating the telecommunications revenue.

Income Taxes

The Company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue Recognition

Marketing Commissions

Marketing commissions revenue from the sale of long-distance telephone, personal communication devices and marketing products is recognized at the time of sale.

Telecommunications

     Telecommunications pin revenue is recorded when the pins are shipped. The Company’s policy is to delay shipment of pins for a short period of time after receipt of cash to allow for processing. This delay results in deferred revenue, which is recorded as a liability until the pins are shipped. Pin revenue includes amounts paid for the cost of the telecommunications services provided by third-party carriers.

Telecommunications long distance phone service revenue is recorded when services are rendered.

^

COGNIGEN NETWORKS, INC.

Notes to Consolidated Financial Statements

Note 1 — Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basic Loss Per Share

The Company applies the provisions of SFAS No. 128, “Earnings Per Share”. All dilutive potential common shares that have an anti-dilutive effect on diluted per share amounts have been excluded in determining net income (loss) per share. Shares issued in the initial capitalization of the Company have been treated as outstanding since inception.

Advertising Costs

The Company expenses advertising costs as incurred. Total advertising costs for the years ended June 30, 2004 and 2003 were $106,634 and $151,951, respectively.

Recently Issued Accounting Pronouncements

In December 2003, the FASB issued revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. The revision requires additional annual disclosures related to information describing the types of plan assets, investment strategy, measurement dates, plan obligations and cash flows. The revision also required new quarterly disclosures detailing the components of net periodic benefit cost recognized during the interim period. The adoption of this Standard has not had a material effect on the Company’s financial statements.

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. The accounting provisions of EITF 03-1 are effective for all reporting periods beginning after June 15, 2004, while the disclosure requirements are effective only for annual periods ending after June 15, 2004. The Company has evaluated the impact of the adoption of EITF 03-1 and does not believe the impact will be significant to the Company’s overall results of operations or financial position.

Reclassifications

Certain amounts in the 2003 consolidated financial statements have been reclassified to conform to the 2004 presentation.

^

COGNIGEN NETWORKS, INC.

Notes to Consolidated Financial Statements

Note 2 - Basis of Presentation

On October 15, 2001, a one-for-eight (1:8) reverse stock split took place and has been reflected retroactively in these financial statements.

Note 3 — Property and Equipment

Property and equipment consist of the following at June 30, 2004:

Furniture and fixtures	$ 10,286
Computer equipment	116,714
Equipment	15,266
Leasehold improvements	168,064
Software	136,284

446,614
Less accumulated depreciation	(429,767)

$ 16,847

Note 4 – Notes Receivable

American Communications , LLC

As of June 30, 2004, the Company had a recorded note receivable outstanding of $20,000 from American Communications, LLC (American Communications) in accordance with a $300,000 Promissory Note and Agreement due in October 2004. As of June 30, 2004, an allowance for doubtful accounts of $20,000 had been established on this balance due to the uncertainty of collection. This note bears interest at 12% payable annually, is secured by the personal guaranty of the principals of American Communications, and is in default. This note was acquired by the Company in October 2002 as part of the agreement dated October 17, 2002 with Stanford Venture Capital Holdings, Inc. described in more detail in Note 7 Stockholders’ Equity.

Note 5 – Acquisition of Intandem

As of June 30, 2004, the Company had made advances of $454,149 to Intandem. On April 1, 2003, the Company and certain principals of Intandem entered into an agreement (Funding Agreement) pursuant to which the Company agreed to provide up to $448,093 in a series of loans to Intandem. Effective February 1, 2004, by mutual agreement of the principals of Intandem and the Company, the Funding Agreement was terminated and a separate agreement, the Termination of Funding Agreement and Settlement Agreement (Termination Agreement), was entered into.

COGNIGEN NETWORKS, INC.

Notes to Consolidated Financial Statements

Note 5 – Acquisition of Intandem (continued)

The Termination Agreement provided that the Company would convert the notes receivable of $387,399 into 100% of the outstanding stock of Intandem in exchange for payments of $10,000 per month for eight months, assumption of up to approximately $45,000 in liabilities, cancellation of all employment contracts of the Intandem principals and cancellation of options to purchase common stock of the Company. As of the date of the Termination Agreement, $414,149 had been funded under the Funding Agreement and Termination Agreement. Due to questions of recoverability of this amount and the remaining commitments under the Termination Agreement, a provision of $494,149 has been taken in the statement of operations. This provision represents the $414,149 funding through the date of the Termination Agreement plus an estimate of remaining commitments under the Termination Agreement which approximated $80,000 at the time. Approximately $60,000 remains in accrued liabilities as of June 30, 2004 related to estimated futures expenses relating to the Termination Agreement.

In conjunction with the Funding Agreement, a consultant was to be paid, under his consulting agreement with the Company, a commission that was being negotiated with the Company. The commission amount had not yet been determined when questions of recoverability arose and a provision to write off funded amounts was included in the statement of operations. It is anticipated that the majority of any commission paid will be from future Intandem cash flows, if any, in a combination of cash and some common stock of the Company, but this can not be assured or estimated at this time.

Note 6 – Receivables Financing Arrangement

The balance of receivables financing arrangement as of June 30, 2004 is $308,100. This represents the amount of marketing commissions receivables that have been sold under an Accounts Receivable Purchase Agreement (Receivables Purchase Agreement) with a bank. The Receivables Purchase Agreement provides for up to $1,250,000 in marketing commissions receivable to be used as collateral for advances under the Receivables Purchase Agreement of which 65% of the marketing commissions receivable balances are available in cash advances to the Company. Interest charges are 1.3% per month on the marketing commissions receivable balances used as collateral. The bank was given a Security Agreement in the assets of the Company including any of the Company’s copyrights, trademarks, patents and mask works as a condition to the Receivables Purchase Agreement. Facility, audit and due diligence fees were paid to the bank of $15,976. In addition, finder’s fees were paid to a party who may be deemed to be a related party of $19,337. Both of these amounts are being amortized into interest expense over the term of the Receivables Purchase Agreement which is one year. After one year, the Receivables Purchase Agreement is from year to year unless terminated in writing by either party.

Note 7 — Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that are not expected to be realized based on available evidence.

COGNIGEN NETWORKS, INC.

Notes to Consolidated Financial Statements

Note 7 — Income Taxes (continued)

The Company’s temporary differences result primarily from differing depreciation and amortization periods of certain assets, provision for doubtful accounts, net operating loss carryforwards and the recognition of certain expenses for financial statement purposes and not for tax purposes. The Company has approximately $3,700,000 of net operating loss carryforwards, which expire in varying amounts through 2024, if unused.

The net current and long-term deferred tax assets and liabilities in the accompanying balance sheet include the following:

Current deferred tax asset	$ 185,000
Current deferred tax liability	--
Valuation allowance	(185,000)

Net current deferred tax asset	$ --

Long-term deferred tax asset	$ 1,397,000
Long-term deferred tax liability	--
Valuation allowance	(1,397,000)

Net long-term deferred tax asset	$ --

Temporary differences and carryforwards giving rise to a significant portion of deferred tax assets and liabilities are as follows at June 30, 2004:

Current
Allowance for doubtful accounts	$ 185,000
Long-term
Net operating loss carryforwards	1,389,000
Property and equipment	8,000
Less valuation allowance	(1,582,000)

The provision for income taxes reflected in the consolidated statements of operations is zero, as such there are no separate components.

COGNIGEN NETWORKS, INC.

Notes to Consolidated Financial Statements

Note 7 — Income Taxes (continued)

The following is a reconciliation of the statutory federal income tax rate applied to pre-tax accounting net loss compared to the income taxes in the consolidated statements of operations:

	For the Years Ended June 30,
	2004	2003
Income tax expense (benefit) at the statutory rate	$(1,073,739)	$ 134,478
State and local income taxes, net of federal income tax	(105,763)	13,246
Change in valuation allowance	1,202,000	(194,000)
Nondeductible expenses	2,727	8,717
Other timing differences, net	(25,225)	37,559

Deferred income tax benefit	$ --	$ --

Note 8 — Stockholders’ Equity (Deficit)

Preferred Stock

As of June 30, 2004, the Company has authorized 20,000,000 shares of preferred stock. During fiscal 2003, the Company designated 500,000 shares as 8% Convertible Series A.

On October 17, 2002 the Company issued 500,000 shares of 8% Convertible Series A Preferred Stock (Preferred Stock) to Stanford Venture Capital Holdings, Inc. for $500,000. Each share of the 8% Convertible Series A Preferred Stock is convertible, at the option of the holder, into one share of the Company’s common stock for a period of five years. After five years the Preferred Stock is automatically converted to common stock. The Preferred Stock does not have voting rights and has a liquidation preference of $1.00 per share. In conjunction with the issuance of the Preferred Stock, the Company paid $30,000 in cash and issued 64,516 shares of the Company’s common stock valued at $20,000 to unaffiliated third-parties as a finders’ fee.

Dividends on the Preferred Stock are cumulative at the rate of 8% per annum of the liquidation value, $1.00 per share, are payable in cash, when and if declared by the Board of Directors, and are preferential to any other junior securities, as defined. The Board has not declared any such dividends. Because of the cumulative nature of these dividends, the Company has accrued dividends as of June 30, 2004 of $68,225.

COGNIGEN NETWORKS, INC.

Notes to Consolidated Financial Statements

Note 8 — Stockholders’ Equity (Deficit) (continued)

Common Stock

As part of the agreement dated October 17, 2002 discussed above, Stanford Financial Group Company, Inc. agreed to transfer to the Company, an approximate 32% interest in American Communications, a private company, and a $300,000 Promissory Note and Agreement due in October, 2004 in exchange for 400,000 shares of the Company’s common stock, two-year warrants to purchase 150,000 shares of the Company’s common stock at an exercise price of $.50 per share and five-year warrants to purchase 350,000 shares of the Company’s common stock at an exercise price of $.75 per share. This transaction was completed on February 5, 2003 and the stock and warrants were issued.

On February 3, 2003, the Company entered into a letter of intent with David Stone and Harry Gorlovezky, members of American Communications, pursuant to which Messrs. Stone and Gorlovezky indicated their intent to acquire the approximate 32% interest in American Communications that the Company acquired from Standford Financial for a cash consideration of $22,500. In addition, Messrs. Stone and Gorlovezky had a right until June 10, 2003 to acquire the $300,000 Promissory Note and Agreement due in October 2004 for a price of $77,500 in cash. The $22,500 was received and the 32% interest in American Communications was delivered to Messrs. Stone and Gorlovezky. The option to acquire the $300,000 Promissory Note and Agreement for $77,500 was not exercised, however a subsequent agreement (Subsequent Agreement) was reached with American Communications and Mr. Stone to acquire the $300,000 Promissory Note and Agreement for $100,000 payable $20,000 per month through July of 2004. $80,000 of the $100,000 was received. Because of the remaining $20,000 was not received in accordance with the terms of the Subsequent Agreement, the $80,000 is to be applied to the principal and interest due under $300,000 Promissory Note and Agreement. As of June 30, 2004, the Company had a recorded note receivable outstanding of $20,000 in relation to the Promissory Note and Agreement. Also as of this date, an allowance for doubtful accounts of $20,000 had been established on this balance due to the uncertainty of collection.

In April 2003, 35,000 shares were issued to a new member of the Board of Directors of the Company. The shares were valued at $13,647, which approximates fair value, and are included in the 2003 operating results as stock-based compensation expense.

Stock for Stock Exchange Agreement

On May 12, 2004, after approval by the Board of Directors, the Company entered into a Stock for Stock Exchange Agreement with Jimmy L. Boswell, David G. Lucas, Reginald W. Einkauf and John D. Miller (collectively the Principals) pursuant to which the Principals agreed to exchange with the Company a total of 800,000 shares of the Company’s common stock owned by the Principals for all of the outstanding common stock of the Company’s wholly-owned subsidiary, CST, and warrants to purchase 200,000 shares of the Company’s common stock effective February 1, 2004. The closing occurred on May 21, 2004. At the closing CST entered into a Master Services Agreement (MSA) to provide the Company with telecommunications rating, billing, provisioning, customer care, commissioning and database management for a fee. The MSA is effective February 1, 2004 and goes for one year periods unless terminated by either party at the end of each period with a 30 day notice.

COGNIGEN NETWORKS, INC.

Notes to Consolidated Financial Statements

Note 8 — Stockholders’ Equity (Deficit) (continued)

Common Stock (continued)

Stock for Stock Exchange Agreement (continued)

As part of the closing, CST entered into a new note with a then existing lender representing approximately $223,000 in debt. All options to purchase common stock of the Company issued to CST employees were terminated except for the option to purchase 200,000 shares of the Company’s common stock owned by Jimmy L. Boswell which option expired in August 2004 and was exercisable at $3.68 per share.

Jimmy L. Boswell is the President and a Director of CST. David G. Lucas is the former chief financial officer and a Director of CST. Reginald W. Einkauf and John D. Miller are former officers and Directors of CST. Mr. Boswell and Mr. Lucas are former officers and Directors of the Company. The Principals and another person sold all of the outstanding stock of CST to the Company for shares of the Company's common stock in April 2000.

In conjunction with the Stock for Stock Exchange Agreement, goodwill with a net book value of $2,893,029 has been written off. With consideration of approximately $26,000, calculated using the Black Scholes method of calculation for the 200,000 warrants, goodwill of $2,893,029 and $168,448 in negative equity that was assumed by the Principals, and the 800,000 shares of the Company’s common stock that was repurchased from the Principals valued at $.31 per share, the Company recorded a loss of $2,502,583 on this transaction that is included in the statement of operations.

Stock Redemption Agreement

     On November 21, 2001, the Company entered into a Stock Redemption Agreement with a shareholder, in which the shareholder agreed to sell to the Company 2,712,501 shares of the Company’s common stock, at approximately $.77 per share, which approximated market value, in exchange for potential future commissions of $2,088,622 on certain customers, as defined in the agreement. The shares were purchased in December 2001. Deferred commissions payable will be paid out based upon future commissions earned as defined in the agreement. The agreement does not guarantee that future commissions will be earned. As of June 30, 2004, the remaining balance of deferred commissions payable was $748,546. The Company has classified $511,200 as an estimate of the current portion of this agreement based on historical commissions. Had the payments to the shareholder for the year ended June 30, 2004 of $526,644 been recorded as marketing commissions expense instead of a reduction of deferred commissions payable on the balance sheet, marketing commissions expense would have been higher by $526,644. We do not anticipate recording these payments as marketing commissions expense until sometime in 2006.

COGNIGEN NETWORKS, INC.

Notes to Consolidated Financial Statements

Note 8 — Stockholders’ Equity (Deficit) (continued)

Stock Options

The Company has established the 2001 Incentive and Nonstatutory Stock Option Plan (the Plan), which authorizes the issuance of up to 625,000 shares of the Company’s common stock. The Plan will remain in effect until 2011 unless terminated earlier by an action of the Board. All employees, board members and consultants of the Company are eligible to receive options under the Plan at the discretion of the Board. Options issued under the Plan vest according to the individual option agreement for each grantee.

During the year ended June 30, 2004, the Company granted to an employee, options to purchase 10,000 shares of common stock of the Company. These options vested 5,000 immediately and 5,000 in one year, were exercisable at $.39 per share and expired in five years. These options terminated during the year ended June 30, 2004.

In January 2004, the Board of Directors granted 200,000 options to an officer of the Company. These options vest 100,000 immediately and 25,000 each year for the ensuing four years, are exercisable at $.23 per share and expire in five years.

During the year ended June 30, 2004, a total of 606,000 options were cancelled, of which 450,000 were not issued under the Plan.

During the year ended June 30, 2003, the Board of Directors granted options to employees to purchase 281,000 shares of the Company’s common stock that vest at varying times between immediately and three years, are exercisable at between $.36 to $.44 per share and expire five years from date of grant.

In April 2003, the Board of Directors granted options to purchase 25,000 shares of the Company’s common stock to a shareholder of the Company for prior services rendered. These options vest immediately, are exercisable at $.40 per share, and expire five years from date of grant.

In April 2003, as part of the Funding Agreement with Intandem, the Board of Directors granted to the principals of Intandem options to purchase up to 450,000 shares of the Company’s common stock. The exercise price of the options was $.36 per share and the options expired in five years. In conjunction with the Termination Agreement, these options were cancelled effective February 1, 2004.

In February 2003, the Board of Directors granted options to purchase 25,000 shares of the Company’s common stock to a consultant of the Company for services rendered. These options vest over two year, are exercisable at $.48 per share, and expire five years from date of grant.

In December 2002, April 2003 and June 2003, the Board of Directors granted options to purchase a total of 85,000 shares of the Company’s common stock to the four independent directors at that time of the Company as a partial fee for services rendered as independent directors. The options vested immediately, are exercisable at between $.38 and $.52 per share and expire in four to five years from date of grant.

COGNIGEN NETWORKS, INC.

Notes to Consolidated Financial Statements

Note 8 — Stockholders’ Equity (Deficit) (continued)

Stock Options (continued)

The following table presents the activity for options outstanding:

	Stock Options	Weighted Average Exercise Price
Outstanding - June 30, 2002	1,080,000	$ 3.44
Granted	866,000	0.38
Forfeited/canceled	(50,000)	3.55
Exercised	--	--

Outstanding - June 30, 2003	1,896,000	2.12
Granted	210,000	0.39
Forfeited/canceled	(606,000)	0.37
Exercised	--	--

Outstanding - June 30, 2004	1,500,000	$ 2.57

The following table presents the composition of options outstanding and exercisable:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Price*	Life*	Number	Price*
$ 0.23 - .35	200,000.23		4.5	100,000.23
$ 0.36 - .39	150,000.36		3.8	150,000.36
$ 0.40 - .44	95,000.42		3.43	95,000.42
$ 0.45 - .52	55,000.51		3.53	42,500.51
$ 3.68	1,000,000	3.68	.17	1,000,000	3.68

Total - June 30, 2004	1,500,000	$ 2.57	1.44	1,387,500	$ 2.75

*Price and Life reflect the weighted average exercise price and weighted average remaining contractual life, respectively.

COGNIGEN NETWORKS, INC.

Notes to Consolidated Financial Statements

Note 8 — Stockholders’ Equity (Deficit) (continued)

Stock Options (continued)

The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company’s options been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company’s net loss and basic loss per common share would have been changed to the pro forma amounts indicated below:

	For the Years Ended June 30,
	2004	2003
Net income (loss) - as reported	$(2,787,638)	$401,407
Net income (loss) - pro forma	$(2,808,470)	$265,543

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

Approximate risk free rate	6.00%	6.00%
Average expected life	5 years	5 years
Dividend yield	0%	0%
Volatility	54%	35%
Estimated fair value of total options granted	$20,832	$135,864

Warrants

The following table presents the activity for warrants outstanding:

	Number of Warrants	Weighted Average Exercise Price
Outstanding - June 30, 2002	600,000	1.00
Issued	500,000.67
Forfeited/canceled	--	--
Exercised	--	--

Outstanding - June 30, 2003	1,100,000.85
Issued	200,000.30
Forfeited/canceled	(100,000)	1.00
Exercised	--	--

Outstanding - June 30, 2004	1,200,000	$ .75

COGNIGEN NETWORKS, INC.

Notes to Consolidated Financial Statements

Note 8 — Stockholders’ Equity (Deficit) (continued)

Warrants (continued)

All of the outstanding warrants are exercisable and have a weighted average remaining contractual life of 2.02 years.

Note 9 — Commitments and Contingencies

Operating Leases

The Company leases office space under operating lease agreements. Rent expense for these leases for the years ended June 30, 2004 and 2003 was approximately $145,000 and $141,000, respectively.

Future minimum lease payments under these leases are approximately as follows:

Year Ending June 30,
2005	$105,091
2006	64,856
2007	66,712
2008	7,413

$244,072

COGNIGEN NETWORKS, INC.

Item 8. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

     None.

Item 8A. Controls and Procedures.

     Under the supervision and with the participation of our management, including our Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Act of 1934) as of the end of the period covered by this report. They have concluded that these disclosure controls were effective.

     There have been no changes in our internal controls or in other factors that could affect our internal controls subsequent to the date of their most recent evaluation.

     In preparing our audit for the year ended June 30, 2004, our auditors identified potential deficiencies within our internal control framework which have the potential to result in a material control weakness. These potential control deficiencies relate to the manner in which we process transactions to record telecommunications revenue and related accounts receivable as our current processes and procedures require substantive manual intervention, estimation and reliance on several sources of information that are not integrated with our accounting system. After reviewing these potential control deficiencies, we do not believe they constitute material weaknesses.

Item 8B. Other Information.

     The Company has amended its Form 10-KSB for the year ended June 30, 2004 in order bring the Company’s certifications into compliance with the Public Accounting Oversight Board.

     On April 13, 2004, we filed a Current Report on Form 8-K dated April 7, 2004, in which we described under Item 5 that Gary L. Cook had replaced David L. Jackson as our Secretary and that David L. Jackson was no longer a Vice President or an employee of ours.

     On May 19, 2004, we filed a Current Report on Form 8-K dated may 18, 2004, that included a news release we issued on May 18, 2003, as an Exhibit under Item 7 and describing the news release under Item 12.

     On June 3, 2004, we filed a Current Report on Form 8-K dated May 21, 2004, describing the Stock for Stock Exchange Agreement between us and the Principals of CST under Item 5 and filing the Stock for Stock Exchange Agreement as an Exhibit under Item 7.

COGNIGEN NETWORKS, INC.

PART III

^

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.

CURRENT DIRECTORS

     The name, position with us, age of each of our current directors and the period during which each of our current directors has served as one of our directors are as follows:

Name and Position	Age	Director Since
Thomas S. Smith	62	2004
President, Chief Executive Officer and Director
Gary L. Cook	46	2003
Senior Vice President, Chief Financial Officer,
Secretary, Treasurer and Director
David L. Jackson (2)	66	1995
Director
Christopher R. Seelbach (1)(3)	65	2001
Director
James H. Shapiro (2)(3)	66	2002
Director

Thomas S. Smith has been one of our directors since January 2004 and our President and Chief Executive Officer since December 2003. From April 2003 until December 31, 2003, Mr. Smith was a shareholder of Jones & Keller, P.C.; from August 2000 until April 2003, he was a partner of and then of counsel to Dorsey & Whitney, LLP; from September 1996 until August 2000, he was a director of Smith McCullough, P.C.; from 1972 until August 1996, he was a director of Hopper and Kanouff, P.C. During all of his law firm experience, he practiced corporate and securities law. He graduated from Duke University and the University of North Carolina Law School.

Gary L. Cook has been one of our directors since June 2003, our Secretary since April 2004, and our Senior Vice President, Chief Financial Officer and Treasurer since March 2003. Mr. Cook was one of our directors from October 2002 until March 2003. From June 2002 to March 2003, Mr. Cook was an independent financial consultant. From February 1998 to June 2002, Mr. Cook was the Secretary and Treasurer of eVision International, Inc., which has no significant operations and formerly was a holding company, and was Chief Financial Officer of eVision International, Inc. from September 1998 to June 2002. From 1998 to June 2002, Mr. Cook was Chief Financial Officer, Treasurer and a Director of American Frontier Financial Corporation, a wholly owned subsidiary of eVision International, Inc. American Frontier Financial Corporation filed for Bankruptcy in October 2001. The bankruptcy filing was dismissed in April 2002. From 1994 to 1996, Mr. Cook was principal of a small business venture in which he had majority ownership, and from 1982 to 1994, he was an auditor with KPMG, LLP. Mr. Cook also is a director of Global Med Technologies, Inc. Mr. Cook graduated from Brigham Young University.

COGNIGEN NETWORKS, INC.

David L. Jackson has been one of our directors since February 1995, and was our Senior Vice President of Corporate and Public Affairs or our Vice President from August 1999 to April 2004, our Secretary from August 1999 to April 2004, our Treasurer from August 1999 to July 2000, our President and Chairman of the Board from 1996 to August 1999, our Vice President from 1995 to 1996 and our President and the Chairman of the Board from 1990 to 1992. From August 1999 to March 2002, Mr. Jackson was a director and the Secretary of Inter-American Telecommunications Holding Corporation, the net assets of which we acquired in August 1999. Mr. Jackson has been a licensed real estate broker in California since 1991. Mr. Jackson graduated from Northwest Nazarene University and from the University of Denver, College of Law. Mr. Jackson is an arbitrator in dispute resolution of commercial and labor law. He was on the roster of arbitrators of the Federal Mediation and Conciliation Service of the United States Government from March 1994 to October 2002.

Christopher R. Seelbach has been one of our directors since August 2001. From 1985 to the present, Mr. Seelbach has been President of Seelbach Associates LLC, a management consulting firm. At various times from 1998 through May 2001, Mr. Seelbach served as a consultant, director, Chief Operating Officer and acting Chief Financial Officer of CallNOW.com, Inc., a telecommunications company. From 1994 to 1998, he was an independent consultant, and served as President and Chief Executive Officer of Belcom, Inc., a COMSAT international telecommunications investment, and President of Skysat Communications Corporation, a wireless telecommunications systems development company. From 1992 to 1994 Mr. Seelbach was a director and Chief Operating Officer of Viatel, Inc., an international telecommunications company. Prior to 1992, he was a venture capitalist with Exxon Enterprises and a consultant with McKinsey & Company. Mr. Seelbach graduated from the United States Naval Academy and received an M.B.A. from Columbia University.

James H. Shapiro has been one of our directors since October 2002. Since 1995 Mr. Shapiro has been the Chief Executive Officer of Windermere Services Company, a company that provides real estate services. Mr. Shapiro graduated from the University of Washington.

(1)	Member of our Audit Committee.

(2)	Member of our Compensation Committee.

(3)

Christopher R. Seelbach has been determined by our Board of Directors to be the financial expert on our Audit Committee. Christopher R. Seelbach and James H. Shapiro are independent within the meaning of Rules 4200(a)(15) and 4350(d) of the NASDAQ Stock Market.

EXECUTIVE OFFICERS

     Our executive officers are Thomas S. Smith and Gary L. Cook, information pertaining to them is set forth under Current Directors above. Our executive officers are elected annually at the first meeting of the Board of Directors held after each annual meeting of shareholders. Each executive officer will hold office until his or her successor duly is elected and qualified, until his or her death or resignation or until he or she shall be removed in the manner provided by our bylaws.

COGNIGEN NETWORKS, INC.

     There are no arrangements or understandings between any executive officer and any other person pursuant to which any person was selected as an executive officer.

CONSULTANT

     Kevin E. Anderson is not one of our executive officers but makes and is expected to make a significant contribution to our business. Mr. Anderson, who is 53, has been a consultant to us and our Board of Directors since August 1999 and the founder and President of Cognigen Corporation and Kevin E. Anderson Consulting, Inc. Mr. Anderson graduated from the University of California at Los Angeles.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and persons who beneficially own more than 10% of our outstanding common stock to file reports of beneficial ownership with the Securities and Exchange Commission and to furnish us with copies of the reports.

     Based solely on a review of the Forms 3, 4 and 5 and amendments thereto furnished to us during our fiscal year ended June 30, 2004, the persons who were either one of our directors or officers or who beneficially owned more than 10% of our common stock who failed to file on a timely basis reports required by Section 16(a) of the Securities Exchange Act of 1934 were Kevin E. Anderson, the Anderson Family Trust and Peter Tilyou, as trustee of the Anderson Family Trust, all of whom may have failed to file their respective Forms 4 or Forms 5 during our fiscal year ended June 30, 2004, and Stanford Venture Capital Holdings, Inc. and Stanford Financial Group Company, Inc., which may have failed to file their respective Forms 3, Forms 4, or Forms 5 during our fiscal year ended June 30, 2004. Mohammed I. Marafie and Al Nour International Holding Co. may have failed to file their respective Forms 3, Forms 4, or Forms 5 during our fiscal year ended June 30, 2004.

Item 10. Executive Compensation.

EXECUTIVE COMPENSATION

     The following table provides certain information pertaining to the compensation paid by us and our subsidiaries during our last three fiscal years for services rendered by our Chief Executive Officer and the persons who were our most highly compensated executive officers and who received annual salary and bonus in excess of $100,000 from us during the fiscal year ended June 30, 2004.

COGNIGEN NETWORKS, INC.

[New table below]

Summary Compensation Table

		Annual Compensation					Long Term Compensation Awards
Name and Principal Position	Fiscal Year Ended June 30	Salary ($)		Bonus ($)	Other Annual Comp ($)		Securities Underlying Options (#)	All Other Compensation ($)
Thomas S. Smith	2004	$100,000		--	-- (a	)	200,000	--
President and Chief	2003	--		--	-- (a	)	--	--
Executive Officer since
December 2003
	2002	--		--	-- (a	)	--	--
Gary L. Cook	2004	$155,785		--	--		--	--
Senior Vice President,	2003	$ 41,000		--	--		$130,000	--
Chief Financial Officer,
Secretary and Treasurer
	2002	--		--	--		--	--
Darrell H. Hughes	2004	$ 36,944		--	$ 4,050	(c)	--	--
President from July 2000	2003	$153,880		--	$10,635	(c)	--	--
to October 2003 and
Chief Executive Officer
from October 1999 to	2002	$125,000	(b)	--	$24,638	(c)	--	--
October 2003
David L. Jackson	2004	$104,576		--	$ 3,000	(d)	--	--
President and Treasurer	2003	$132,096		--	--		--	--
until August 20, 1999
and Senior Vice
President of Corporate	2002	$120,000	(b)	--	--		--	--
and Public Affairs and
Secretary from August
20, 1997 to April 7,
2004

     (a)    Does not include any amounts paid to the law firms with which Thomas S. Smith was affiliated during our fiscal years ended June 2004, 2003, and 2002.

     (b)    We issued to Darrell H. Hughes and David L. Jackson 9,376, and 9,376 shares of our common stock, respectively, in lieu of cash, for approximately 20% of their salary for the periods ending August 31, September 15, September 30, October 15, October 31 and November 15, 2001. The number of shares of our common stock issued was based on a value of $0.64 per share. The $0.64 per share was the last reported sale price of our common stock on September 24, 2001.

COGNIGEN NETWORKS, INC.

     (c)    The $4,050, $10,635 and $24,638 represent the amounts Darrell H. Hughes was reimbursed for items he was entitled to under his original employment agreement with us. The $4,050 consists of an automatic allowance of $1,800, life insurance premiums of $450, and medical insurance of $1,800 after he left us. The $10,635 consists of an automobile allowance of $7,200, life insurance premiums of $1,560 and a contribution match of $1,875 for his previous employer’s 401(k) plan. The $24,638 represents a contribution match for his previous employer’s 401(k) plan of $8,438 and an automobile allowance of $16,200 for 27 months.

     (d)    Represents $1,000 per month in director’s fees that were accrued for David L. Jackson for April, May and June 2004 but were not paid to David L. Jackson until after June 2004.

OPTION INFORMATION PERTAINING TO EXECUTIVE OFFICERS

Option Grants in Last Fiscal Year

     No options to purchase our common stock were granted by us to Gary L. Cook, Darrell H. Hughes, or David L. Jackson during our last fiscal year ended June 30, 2004.

     The following table sets forth information pertaining to options granted by us to Thomas S. Smith during our last fiscal year ended June 30, 2004.

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date

Thomas S. Smith	200,000	95%	$ .23	01/26/09

     The options granted to Thomas S. Smith became immediately exercisable as to 100,000 shares and become exercisable as to 25,000 shares on each of January 26, 2005, 2006, 2007, and 2008.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

     No options to purchase our common stock were exercised by any of our executive officers during our fiscal year ended June 30, 2004. The following table provides information with respect to the unexercised options to purchase our common stock held by Thomas S. Smith and Gary L. Cook as of June 30, 2004:

Name	Number of Securities Underlying Unexercised Options at Fiscal Year End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year End Exercisable/Unexercisable(1)

Thomas S. Smith	100,000 / 0	$ 0 / $ 0 (1)
Gary L. Cook	130,000 / 0	$ 0 / $ 0 (1)

(1)	The closing price per share on June 30, 2004 was lower than the exercise price.

COGNIGEN NETWORKS, INC.

COMPENSATION OF DIRECTORS

     Our directors were reimbursed for reasonable out of pocket expenses incurred related to Board duties assigned in connection with attending board meetings. The non-employee directors are compensated at a rate of $1,000 per month and $500 per day per meeting attended in person and are paid $100 per month for serving as chairman of one of our committees.

     For the period from April 1, 2004 to June 30, 2004, we accrued for David L. Jackson $3,000 in directors’ fees.

     For the period from July 1, 2003 to June 30, 2004, we paid to or accrued for Mr. Seelbach $14,200 in directors’ fees and for serving on our committees. We also paid Mr. Seelbach $211 and $224, respectively, in commissions during our fiscal years ended June 30, 2004 and 2003.

     For the period of time from July 1, 2003, through June 30, 2004, we paid to or accrued for James H. Shapiro $13,000 in directors’ fees and for serving on our committees.

EMPLOYMENT AGREEMENTS

     We have no employment agreements with anyone and have no compensation plan or arrangement required to be reported hereunder for such persons.

CONSULTING AGREEMENTS

     In March 2003, we entered into a consulting agreement with Kevin E. Anderson Consulting, Inc. to provide expanded consulting and technical/administrative services. Under the consulting agreement, we paid Kevin E. Anderson Consulting, Inc. $4,000 per month commencing in January 2003 and paid approximately $700 per month of expenses associated with his Internet T-1 connection.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

PRINCIPAL SHAREHOLDERS AND
SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth as of October 22, 2004, the number of shares of our outstanding common stock beneficially owned by each of our current directors, sets forth the number of shares of our outstanding common stock beneficially owned by all of our current executive officers and directors as a group, and sets forth the number of shares of our outstanding common stock owned by each person who owned of record, or was known to own beneficially, more than five percent of the outstanding shares of our common stock:

COGNIGEN NETWORKS, INC.

[New table below]
Name and Address	Amount and Nature of Beneficial (1)		Percent of Class
Thomas S. Smith	300,000	(2)	3.4%
9800 Mt. Pyramid Court
Suite 400
Englewood, CO 80112
Gary L. Cook	430,000	(3)	4.8%
9800 Mt. Pyramid Court
Suite 400
Englewood, CO 80112
David L. Jackson	283,649		3.2%
P.O. Box 1443
Lafayette, CA 94549
Christopher R. Seelbach	40,000	(4)	Less than 1%
44 Woodcrest Avenue
Short Hills, NJ 07078
James H. Shapiro	25,188	(5)	Less than 1%
20223 92nd Avenue West
Edmonds, WA 98026
All current executive officers and	1,078,837	(6)	11.9%
directors as a group (5 persons)
Cognigen Corporation	25,250	(7)	Less than 1%
2608 Second Avenue, Suite 555
Seattle, WA 98121
Anderson Family Trust	1,158,505	(7)(8)	13.2%
2608 Second Avenue, Suite 555
Seattle, WA 98120
Kevin E. Anderson	1,158,505	(7)(8)	13.2%
827 Union Pacific Boulevard
PMB 71-374
Laredo, TX 78045-9452
Peter Tilyou	1,158,505	(9)(10)	13.2%
2608 Second Avenue, Suite 555
Seattle, WA 98121
Stanford Venture Capital	1,250,000	(11)	13.7%
Holdings, Inc.
5050 Westheimer
Houston, TX 77056
Mohammed I. Marafie	1,550,621	(12)	16.8%
P.O. Box 104
Safat 13002 Kuwait

COGNIGEN NETWORKS, INC.

(1)	Except as indicated below, each person has sole and voting and/or investment power over the shares listed.

(2)	Includes 100,000 shares underlying a presently exercisable option. Does not include 100,000 shares that underlie an option that is not yet exercisable as to the 100,000 shares.

(3)	Includes 130,000 shares underlying two presently exercisable options.

(4)	Includes 25,000 shares underlying presently exercisable options.

(5)	Includes 25,000 shares underlying presently exercisable options.

(6)	Includes the 280,000 shares underlying the presently exercisable options specified in footnotes (2) through (5) above.

(7)

Kevin E. Anderson and members of his family are the beneficiaries of the Anderson Family Trust, which owns approximately 98.9% of the outstanding common stock of Cognigen Corporation. Mr. Anderson may be deemed to beneficially own the 25,250 shares of the common stock that Cognigen Corporation may be deemed to beneficially own.

(8)

Kevin E. Anderson and members of his family are the beneficiaries of the Anderson Family Trust. Kevin E. Anderson may be deemed to beneficially own the shares of the owned by the Anderson Family Trust.

(9)

Includes the shares owned by the Anderson Family Trust and Cognigen Corporation, all of which may be deemed to be beneficially owned by Peter Tilyou. Mr. Tilyou is the sole trustee, but not a beneficiary of the Anderson Family Trust.

(10)	The information pertaining to the shares of common stock beneficially owned by the Anderson Family Trust and Cognigen Corporation is based on our shareholder records.

(11)

Includes 500,000 shares issuable upon conversion of our 8% Convertible Preferred Stock. Also, includes 400,000 shares and 175,000 shares underlying presently exercisable warrants owned by Stanford Financial Group Company, Inc. which has the same address as Stanford Venture Capital Holdings, Inc. The information pertaining to these shares is based on a joint Schedule 13G filed by Stanford Venture Capital Holdings, Inc. and Stanford Financial Group Company, Inc. and our records.

(12)

Our shareholder records indicate that Mohammed Ibrahim Marafi owns 148,686 shares of our common stock, that Mohammed I. Marafie owns 250,000 shares of our common stock and that Al Nour International Holding Co. owns 651,935 shares of our common stock. We are also aware that Mohammed I. Marafie and Al Nour International Holding Co. each own warrants to purchase 250,000 shares of our common stock which are exercisable at $1.00 per share until October 29, 2005. We are also aware that Mohammed I. Marafie is the Chairman and the Managing Director of Al Nour International Holding Co. However, neither Mohammed Ibrahim Marafi, Mohammed I. Marafie nor Al Nour International Holding Co. have filed a Schedule 13D or any Forms 3, 4, or 5 with the United States Securities and Exchange Commission. Therefore, we are unable to determine what number of our shares are beneficially owned by such persons. However, if they are all beneficially owned by Mohammed I. Marafie, he will be deemed to beneficially own 16.8% or our outstanding common stock.

COGNIGEN NETWORKS, INC.

Stock Option Plan

     We adopted an incentive and non-statutory option plan at our Annual Meeting of Shareholders held on March 15, 2001. The plan authorizes the granting of options to our officers, directors, employees and consultants to purchase shares of our common stock.

     The following is a table with information regarding our equity compensation plans as of June 30, 2004:

Equity Compensation Plans

[New table below]

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)(c))

Equity compensation plans approved
by security holders	475,000	$ 0.33	150,000

Equity compensation plans not
approved by security holders	2,225,000	$ 2.06	--

Total	2,700,000	$ 1.76	150,000

     A description of the options and warrants issued without shareholder approval is contained in Note 8 – Stockholder’s Equity (deficit) – Stock Options and Warrants – contained in our Notes to Consolidated Financial Statements that were filed as a part of Item 7 of our 10-KSB that was previously filed.

Item 12. Certain Relationships and Related Transactions.

TRANSACTIONS WITH MANAGEMENT AND OTHERS
AND CERTAIN BUSINESS RELATIONSHIPS

Stock Redemption Agreement between us, the Anderson Family Trust, Cantara Communications Corporation, and Kevin E. Anderson Consulting, Inc.

     On December 7, 2001, we closed a transaction in which we purchased, or redeemed, 2,712,500 shares of our common stock from the Anderson Family Trust. The Anderson Family Trust delivered shares from those owned by Cognigen Corporation, a company 98.9 % owned by the Anderson Family Trust, to satisfy its obligation pursuant to the transaction. Kevin E. Anderson and members of his family are the beneficiaries of the Anderson Family Trust. Kevin E. Anderson may be deemed to beneficially own the shares of our common stock owned by the Anderson Family Trust.

COGNIGEN NETWORKS, INC.

     As consideration for the share purchase, among other consideration, we transferred to Cantara Communications Corporation, an affiliate of Kevin E. Anderson, the rights to become the up-line for our current accounts and thereby be entitled to commissions, fees and bonuses on our current customer accounts, with a commission not to exceed 12% which commission was limited by various caps through December 31, 2002. The amount of commissions, fees and bonuses that Cantara Communications Corporation is entitled to is totally dependent upon the commissions that we generate from new and repeat sales of services and products. In addition, as a part of the transaction, our agreement with Kevin E. Anderson Consulting, Inc., pursuant to which we paid Kevin E. Anderson Consulting, Inc. consulting fees of $14,583 per month, was cancelled and Kevin E. Anderson was retained through March 31, 2003 at the rate of $1,000.00 per month to provide up to 20 hours telecommuting consulting services to us per month. Also, under a separate consulting agreement we have paid and will pay Kevin E. Anderson Consulting, Inc, an additional amount for expanded consulting and technical/administrative services. For the years ended June 30, 2004 and June 30, 2003 we paid Cantara Communications Corporation $526,644 and $535,402 in commissions, respectively, and paid Kevin E. Anderson Consulting Inc. $48,000 and $70,000, respectively. For the years ended June 30, 2004 and June 30, 2003, we also paid members of Kevin E. Anderson’s family $50,164 and $43,703 in agent commissions, respectively.

Transactions with Stanford Venture Capital Holdings, Inc. and Stanford Financial Group Company, Inc.

     On October 17, 2002 we issued 500,000 shares of 8% Convertible Series A Preferred Stock (Preferred Stock) to Stanford Venture Capital Holdings, Inc. for $500,000. Each share of the Preferred Stock is convertible, at the option of the holder, into one share of our common stock for a period of five years. At that time, the Preferred Stock is automatically converted to common stock. The Preferred Stock does not have voting rights and has a liquidation preference of $1.00 per share. In conjunction with the issuance of the Preferred Stock, we paid $30,000 in cash and issued 64,516 shares of our common stock, valued at $20,000, to a third-party consultant as a finder’s fee.>

     Dividends on the Preferred Stock are cumulative at the rate of 8% per annum of the liquidation value, $1.00 per share, are payable in cash, when and if declared by the Board of Directors, and are preferential to any other junior securities, as defined. We have accrued dividends of $10,000 per quarter on the Preferred Stock.

     As part of the agreement dated October 17, 2002, discussed above, Stanford Financial Group Company, Inc. agreed to transfer to us an approximate 32% interest in Miami based American Communications, a private company, in exchange for 400,000 shares of our common stock, two-year warrants to purchase 150,000 shares of our common stock at an exercise price of $.50 per share and five-year warrants to purchase 350,000 shares of our common stock at an exercise price of $.75 per share. This transaction was completed on February 5, 2003, and the warrants were issued. Of the warrants to purchase 150,000 shares, warrants to purchase 75,000 shares were issued to principals of Stanford Financial Group Company, Inc. Of the warrants to purchase 400,000 shares, warrants to purchase 175,000 shares were issue to principals of Stanford Financial Group Company, Inc. The two-year warrants to purchase 150,000 shares expired unexercised in October 2004.

COGNIGEN NETWORKS, INC.

     On February 3, 2003, we entered into a letter of intent with David Stone and Harry Gorlovezky, members of American Communications, pursuant to which Messrs. Stone and Gorlovezky indicated their intent to purchase the approximate 32% interest in American Communications that we acquired from Stanford Financial Group, Inc. for a cash consideration of $22,500. In addition, Messrs. Stone and Gorlovezky had the right, until June 10, 2003, to purchase the $300,000 Promissory Note and Agreement due in October 2004 for a purchase price of $77,500 in cash. The $22,500 was received and the 32% interest in American Communications was delivered to Messrs. Stone and Gorlovezky. The option to purchase the $300,000 Promissory Note and Agreement was not exercised and we agreed to accept $100,000 plus $2,000 in attorney’s fees for full satisfaction of the Promissory Note if paid by July 2004. All but $20,000 was paid by the due date which put the settlement agreement in default and the $80,000 received was applied to interest on the original note and the remaining balance of approximately $320,000 remains due and in default. We have filed a lawsuit against American Communications and the two guarantors of the note to attempt to collect the remaining balance due.

Transaction with Intandem Communications Corp.

     On April 1, 2003, we, and InTandem Communications Corp. (“Intandem”), David B. Hurwitz (“Hurwitz”), Richard G. De Haven (“De Haven”) and Anthony T. Sgroi (“Sgroi”) entered into an agreement (“Funding Agreement”) pursuant to which we agreed to provide up to $448,093 in a series of loans over a period of nine months to InTandem.

     As of June 30, 2004, we had made advances of $454,149 to Intandem Communications Corp. (Intandem). On April 1, 2003, we and certain principals of Intandem entered into an agreement (Funding Agreement) pursuant to which we agreed to provide up to $448,093 in a series of loans to Intandem. Effective February 1, 2004, by mutual agreement of the principals of Intandem and us, the Funding Agreement was terminated and a separate agreement, the Termination of Funding Agreement and Settlement Agreement (Termination Agreement), was entered into.

     The Termination Agreement provided that we would convert the notes receivable of the $387,399 into 100% of the outstanding stock of Intandem in exchange for payments of $10,000 per month for eight months, assumption of up to approximately $45,000 in liabilities, cancellation of all employment contracts of the Intandem principals, and cancellation of options to purchase our common stock. As of the date of the Termination Agreement, $414,149 had been funded under the Funding Agreement. Due to questions of recoverability of this amount and the remaining commitments under the Termination Agreement, a provision of $494,149 has been taken in the statement of operations. This provision represents the $414,149 funding through the date of the Termination Agreement plus an estimate of remaining commitments under the Termination Agreement, which approximated $80,000 at the time. Approximately $60,000 remains in accrued liabilities as of June 30, 2004, related to estimated future expenses relating to the Termination Agreement.

Consulting Arrangements with Combined Telecommunications Consultancy, Ltd. and Commission Payments to Telkiosk, Inc.

     We also have an agreement with Combined Telecommunications Consultancy, Ltd. (“CTC”), of which slightly less than 35% is owned by Peter Tilyou, pursuant to which CTC is to receive a percentage of a transaction if CTC introduces a transaction to us and is paid a consulting fee of $150 per hour for providing consulting services to us. During the fiscal years ending June 30, 2004 and June 30, 2003, we paid CTC $64,722 and $19,981 respectively, in consulting fees and $19,337 and $ -0- ,respectively, in transaction fees. The foregoing amounts include up to $5,000 that we reimbursed CTC for expenses CTC incurred in performing services on our behalf.

COGNIGEN NETWORKS, INC.

     In conjunction with the transaction with InTandem, CTC was to be paid, under its consulting agreement with us, a commission that was being negotiated with us. In October 2004, we agreed with CTC that $20,000 of a combination of stock and cash was owed by us to CTC in connection with the Intandem transaction. However, because we bought Intandem, CTC agreed to waive this commission.

     Peter Tilyou also owns Telkiosk, Inc., which was paid $1,244 and $840 in agent commissions for our fiscal years ended June 30, 2004 and June 30, 2003, respectively.

Sale of Cognigen Switching Technologies, Inc.

     On May 12, 2004, after approval by the Board of Directors, we entered into a Stock for Stock Exchange Agreement with Jimmy L. Boswell, David G. Lucas, Reginald W. Einkauf and John D. Miller (collectively the Principals) pursuant to which the Principals agreed to exchange with us a total of 800,000 shares of our common stock, owned by the Principals, for all of the outstanding common stock of our wholly-owned subsidiary, Cognigen Switching Technologies, Inc. (CST), and warrants to purchase 200,000 shares of our common stock at $.3015 per share effective February 1, 2004. The closing occurred on May 21, 2004. At the closing CST entered into a Master Services Agreement (MSA) to provide us with telecommunications rating, billing, provisioning, customer care, commissioning and database management for a fee. The MSA is effective February 1, 2004, and goes for one-year periods unless terminated by either party at the end of each period with a 30-day notice.

     As part of the closing, CST entered into a new note with a then existing lender representing approximately $223,000 in debt. All options to purchase our common stock issued to CST employees were terminated except for the option to purchase 200,000 shares of our common stock owned by Jimmy L. Boswell which option expired in August 2004 and was exercisable at $3.68 per share.

     At the time of the transaction, Jimmy L. Boswell was the president and a director of CST. David G. Lucas was the former chief financial officer and a director of CST. Reginald W. Einkauf and John D. Miller were former officers and directors of CST. Mr. Boswell and Mr. Lucas are former officers and directors of ours. We originally acquired CST in April 2000 when the Principals and another person sold all of the outstanding stock of CST to us for our common stock.

     In conjunction with the Stock for Stock Exchange Agreement, goodwill with a net book value of $2,893,029 has been written off. With consideration of approximately $26,000, calculated using the Black Scholes method of calculation for the 200,000 warrants, goodwill of $2,893,029 and $168,448 in negative equity that was assumed by the Principals, and the 800,000 shares of our common stock that were repurchased from the Principals valued at $.31 per share or $248,000, we recorded a non cash loss of $2,502,583 on this transaction that is included in our statement of operations for the year ended June 30, 2004.

Payments to Law Firms with which Thomas S. Smith was Associated

     During our fiscal years ended June 30, 2004 and 2003, we paid the law firms with which Thomas S. Smith, our President and Chief Executive Officer, was associated $116,968 and $257,987, respectively, for legal services performed by those firms for us.

COGNIGEN NETWORKS, INC.

Item 13. Exhibits

Exhibits and Index of Exhibits.

EXHIBIT NO.           DESCRIPTION AND METHOD OF FILING

2.1

Funding Agreement dated April 1, 2003, by and among us, InTandem Communications Corp., David B. Hurwitz, Richard G. De Haven and Anthony Sgroi (except for Schedule B-Financial Model and Schedule E-Business Plan and Financial Statements) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 15, 2003).

2.2

Stock for Stock Exchange Agreement dated May 12, 2004 by among Jimmy L. Boswell, David G. Lucas, Reginald W., Einkauf and John D. Miller (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on June 3, 2004).

3.1	Articles of Incorporation filed on May 6, 1983 (incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

3.2	Articles of Amendment to our Articles of Incorporation filed on June 23, 1988 (incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

3.3	Articles of Amendment to our Articles of Incorporation filed on July 12, 2000 (incorporated by reference to Exhibit 3.3 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

3.4	Articles of Amendment to our Articles of Incorporation filed on March 16, 2001 (incorporated by reference to our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001).

3.5	Articles of Amendment to our Articles of Incorporation filed on October 16, 2002 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on November 4, 2002).

3.6	Bylaws as amended through December 28, 2004 (incorporated by reference to Exhibit 3 to our Current Report on Form 8-K filed on January 3,2005).

10.1

Purchase Agreement among us, Stanford Financial Group Company, Inc. and Stanford Venture Capital Holdings, Inc. (incorporated by reference to Exhibit 10 to our Current Report on Form 8-K filed on November 4, 2002).

10.2	Letter dated December 6, 2002, from us to eMaxDirect, LLC (incorporated by reference to Exhibit 10 to our Current Report on Form 8-K filed on December 10, 2002).

COGNIGEN NETWORKS, INC.

10.3

Securities Purchase Agreement dated February 10, 2003, between us and David Stone and Harry Gorlovezsky (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 24, 2003).

10.4	Option to purchase Promissory Note and Agreement from us to David Stone and Harry Gorlovezsky (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on April 24, 2003).

10.5	Form of Option to Purchase Common Stock (incorporated by reference to Exhibit 10.7 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

10.6	2001 Incentive and Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10 to our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001).

10.7

Stock Redemption Agreement dated November 30, 2001 between us, the Anderson Family Trust, Cantara Communications Corporation, Kevin E. Anderson Consulting, Inc. (without Exhibits A and B) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated December 18, 2001).

10.8	Training Services Framework Agreement dated May 17, 2002, between us and e-Max Direct LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated filed on July 2, 2002).

10.9

Transitional Supplemental Consulting Engagement letter dated July 11, 2002, between us and Kevin E. Anderson Consulting, Inc. (incorporated by reference to Exhibit 10.10 to our Annual Report Form 10-KSB for the year ended June 30, 2002).

10.10

Letter Agreement dated April 19, 2002, between Cognigen Networks, Inc. and Troy D. Carl (incorporated by reference to Exhibit 10.11 to our Annual report on Form 10-KSB for the year ended June 30, 2002).

10.11

Consulting Engagement Agreement dated September 9, 2002, by and between us and Combined Telecommunications Consultancy, Ltd and letter dated September 9, 2003 extending the Consulting Engagement Agreement (incorporated by reference to Exhibit 10.11 to our amended Annual Report Form 10-KSB/A for the year ended June 30, 2003.)

10.12

Modified Supplemental Consulting Engagement letter dated March 4, 2003 between us and Kevin Anderson (incorporated by reference to Exhibit 10.12 to our amended Annual Report on Form 10-KSB/A for the year ended June 30, 2003).

10.13

Extension of Modified Supplemental Consulting Engagement Agreement dated February 9, 2004 between us and Kevin Anderson Consulting, Inc. (incorporated by reference to Exhibit 2.1 to our Quarterly Report on Form 10-QSB for the Quarter ended December 31, 2003).

COGNIGEN NETWORKS, INC.

10.14

Termination of Funding Agreement and Settlement Agreement dated February 5, 2004 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-QSB for the Quarter ended December 31, 2003).

10.15

Amendment dated September 9, 2004, to Consulting Engagement Agreement between us and Combined Telecommunications Consultancy, Ltd. (incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

10.16

Accounts Receivable Purchase Agreement dated December 26, 2003, between us and Silicon Valley Bank (incorporated by reference to Exhibit 10.16 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

10.17

Accounts Receivable Purchase Modification Agreement dated November 22, 2004 between us and Silicon Valley Bank (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed on December 10, 2004.

14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

21	Subsidiaries (incorporated by reference to Exhibit 21 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

31.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

32.1	Certification of Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

Item 14. Principal Accountant Fees and Services

   Audit Fees

The aggregate fees billed for professional services rendered by Ehrhardt Keefe Steiner & Hottman PC, our independent public accountants, for the audit of our financial statements for our fiscal years ended June 30, 2004 and 2003 and the review of the financial statements in our Forms 10-QSB for such fiscal years were $49,200 and $53,600, respectively.

   Audit-Related Fees

The aggregate fees billed in each of our last two fiscal years ended June 30, 2004 and 2003 by Ehrhardt Keefe Steiner & Hottman PC for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements were $13,566 and $19,175, respectively.

COGNIGEN NETWORKS, INC.

   Tax Fees

     The aggregate fees billed for tax services rendered by Ehrhardt Keefe Steiner & Hottman PC for tax compliance, tax advice and tax planning for the two fiscal years ended June 30, 2004 and 2003, were $9,071 and $1,625, respectively.

   All Other Fees

     No services were rendered by Ehrhardt Keefe Steiner & Hottman PC, other than as listed above, for the two fiscal years ended June 30, 2004 and 2003.

     The audit committee is requested to and did approve the retention of Ehrhardt Keefe Steiner & Hottman PC and the fees and other significant compensation paid to it for the fiscal year ended June 30, 2004.

     100% of the services described above were approved by our audit committee.

COGNIGEN NETWORKS, INC.

SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August __, 2005

COGNIGEN NETWORKS, INC.

 /s/ Thomas S. Smith
Thomas S. Smith, President and Chief Executive Officer

 /s/ Gary L. Cook
Gary L. Cook, Senior Vice President of Finance,
Treasurer, Secretary, Chief Financial Officer and
Principal Accounting Officer

     In accordance with the Exchange Act, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Gary L. Cook	Director	August __, 2005
Gary L. Cook
/s/ David L. Jackson	Director	August __, 2005
David L. Jackson
/s/ Christopher R. Seelbach	Director	August __, 2005
Christopher R. Seelbach
/s/ James H. Shapiro	Director	August __, 2005
James H. Shapiro
/s/ Thomas S. Smith	Director	August __, 2005
Thomas S. Smith

COGNIGEN NETWORKS, INC.

EXHIBIT INDEX

EXHIBIT NO.           DESCRIPTION AND METHOD OF FILING

2.1

Funding Agreement dated April 1, 2003, by and among us, InTandem Communications Corp., David B. Hurwitz, Richard G. De Haven and Anthony Sgroi (except for Schedule B-Financial Model and Schedule E-Business Plan and Financial Statements) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 15, 2003).

2.2

Stock for Stock Exchange Agreement dated May 12, 2004 by among Jimmy L. Boswell, David G. Lucas, Reginald W., Einkauf and John D. Miller (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on June 3, 2004).

3.1	Articles of Incorporation filed on May 6, 1983 (incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

3.2	Articles of Amendment to our Articles of Incorporation filed on June 23, 1988 (incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

3.3	Articles of Amendment to our Articles of Incorporation filed on July 12, 2000 (incorporated by reference to Exhibit 3.3 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

3.4	Articles of Amendment to our Articles of Incorporation filed on March 16, 2001 (incorporated by reference to our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001).

3.5	Articles of Amendment to our Articles of Incorporation filed on October 16, 2002 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on November 4, 2002).

3.6	Bylaws as amended through December 28, 2004 (incorporated by reference to Exhibit 3 to our Current Report on Form 8-K filed on January 3,2005).

10.1

Purchase Agreement among us, Stanford Financial Group Company, Inc. and Stanford Venture Capital Holdings, Inc. (incorporated by reference to Exhibit 10 to our Current Report on Form 8-K filed on November 4, 2002).

10.2	Letter dated December 6, 2002, from us to eMaxDirect, LLC (incorporated by reference to Exhibit 10 to our Current Report on Form 8-K filed on December 10, 2002).

COGNIGEN NETWORKS, INC.

10.3

Securities Purchase Agreement dated February 10, 2003, between us and David Stone and Harry Gorlovezsky (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 24, 2003).

10.4	Option to purchase Promissory Note and Agreement from us to David Stone and Harry Gorlovezsky (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on April 24, 2003).

10.5	Form of Option to Purchase Common Stock (incorporated by reference to Exhibit 10.7 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

10.6	2001 Incentive and Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10 to our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001).

10.7

Stock Redemption Agreement dated November 30, 2001 between us, the Anderson Family Trust, Cantara Communications Corporation, Kevin E. Anderson Consulting, Inc. (without Exhibits A and B) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated December 18, 2001).

10.8	Training Services Framework Agreement dated May 17, 2002, between us and e-Max Direct LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated filed on July 2, 2002).

10.9

Transitional Supplemental Consulting Engagement letter dated July 11, 2002, between us and Kevin E. Anderson Consulting, Inc. (incorporated by reference to Exhibit 10.10 to our Annual Report Form 10-KSB for the year ended June 30, 2002).

10.10

Letter Agreement dated April 19, 2002, between Cognigen Networks, Inc. and Troy D. Carl (incorporated by reference to Exhibit 10.11 to our Annual report on Form 10-KSB for the year ended June 30, 2002).

10.11

Consulting Engagement Agreement dated September 9, 2002, by and between us and Combined Telecommunications Consultancy, Ltd and letter dated September 9, 2003 extending the Consulting Engagement Agreement (incorporated by reference to Exhibit 10.11 to our amended Annual Report Form 10-KSB/A for the year ended June 30, 2003.)

10.12

Modified Supplemental Consulting Engagement letter dated March 4, 2003 between us and Kevin Anderson (incorporated by reference to Exhibit 10.12 to our amended Annual Report on Form 10-KSB/A for the year ended June 30, 2003).

10.13

Extension of Modified Supplemental Consulting Engagement Agreement dated February 9, 2004 between us and Kevin Anderson Consulting, Inc. (incorporated by reference to Exhibit 2.1 to our Quarterly Report on Form 10-QSB for the Quarter ended December 31, 2003).

COGNIGEN NETWORKS, INC.

10.14

Termination of Funding Agreement and Settlement Agreement dated February 5, 2004 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-QSB for the Quarter ended December 31, 2003).

10.15

Amendment dated September 9, 2004, to Consulting Engagement Agreement between us and Combined Telecommunications Consultancy, Ltd. (incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

10.16

Accounts Receivable Purchase Agreement dated December 26, 2003, between us and Silicon Valley Bank (incorporated by reference to Exhibit 10.16 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

10.17

Accounts Receivable Purchase Modification Agreement dated November 22, 2004 between us and Silicon Valley Bank (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed on December 10, 2004.

14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

21	Subsidiaries (incorporated by reference to Exhibit 21 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a).

31.2	Certification of Chief Financial Officer required by Rule 13a-14(a).

32.1	Certification of Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

COGNIGEN NETWORKS, INC.

EXHIBIT 31.1

CERTIFICATION

     I, Thomas S. Smith, certify that:

1.	I have reviewed this annual report on Form 10-KSB/A of Cognigen Networks, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Omitted

(c)

Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.

The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal controls over financial reporting.

Date:	August __, 2005	/s/ Thomas S. Smith
Thomas S. Smith
Title: Chief Executive Officer

COGNIGEN NETWORKS, INC.

EXHIBIT 31.2

CERTIFICATION

     I, Gary L. Cook, certify that:

1.	I have reviewed this annual report on Form 10-KSB/A of Cognigen Networks, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Omitted

(c)

Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.

The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal controls over financial reporting.

Date:	August __, 2005	/s/ Gary L. Cook
Gary L. Cook
Title: Chief Financial Officer

COGNIGEN NETWORKS, INC.

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Cognigen Networks, Inc. (the “Company”) on Form 10-KSB/A for the period ended June 30, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Thomas S. Smith, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas S. Smith Thomas S. Smith Chief Executive Officer August __, 2005

COGNIGEN NETWORKS, INC.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Cognigen Networks, Inc. (the “Company”) on Form 10-KSB/A for the period ended June 30, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gary L. Cook, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Gary L. Cook Gary L. Cook Chief Financial Officer August __, 2005

AMENDED SEPTEMBER 30, 2004 FORM 10-QSB

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB/A

(X) QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2004

OR

(  ) TRANSITION REPORT UNDER SECTION 13 OR 15(d)
OF THE EXCHANGE ACT
For the transition period from _________ to _________

Commission File Number 0-11730

COGNIGEN NETWORKS, INC.
(Exact name of small business issuer as specified in its charter)

Colorado	84-1089377
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

6405 218th Street SW, Suite 305
Mountlake Terrace, WA 98043
(Address of principal executive offices)

(425) 329-2300
(Issuer’s Telephone number)

N/A
______________________________________________________________________
(Former name, former address and former fiscal year, if changed since last report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  [X]    No [   ]

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the registrant filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.   Yes  [   ]    No   [   ]

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date.

Class	Outstanding at October 30, 2004
Common Stock, $.001 par value	8,753,972

Transitional Small Business Disclosure Format (Check one):    Yes  [   ]     No   [X]

COGNIGEN NETWORKS, INC.

Commission File Number: 0-11730
Quarter Ended September 30, 2004

FORM 10-QSB/A

Part I - FINANCIAL INFORMATION
Item 1. Consolidated Financial Statements
Unaudited Consolidated Statements of Operations	Page 2
Consolidated Balance Sheets	Page 3
Unaudited Consolidated Statement of Changes in Stockholders’ Deficit	Page 4
Unaudited Consolidated Statements of Cash Flows	Page 5
Notes to Unaudited Consolidated Financial Statements	Page 7
Item 2. Management’s Discussion and Analysis or Plan of Operation	Page 12
Item 3. Controls and Procedures	Page 15
Part II - OTHER INFORMATION
Item 1. Legal Proceedings	Page 16
Item 6. Exhibits and Reports on Form 8-K	Page 16
Signatures	Page 17

COGNIGEN NETWORKS, INC.
Unaudited Consolidated Statements of Operations

Part I - Financial Information

Item 1. Financial Statements

	Three Months Ended September 30,
	2004	2003
	Unaudited	Unaudited
Revenue
Marketing commissions	$ 1,246,221	$ 1,495,454
Telecommunications	1,498,623	1,223,242
Other	--	7,376

Total revenue	2,744,844	2,726,072

Operating expenses
Marketing commissions	854,056	1,002,483
Telecommunications	860,635	703,430
Selling, general and administrative	767,500	1,179,319
Depreciation and amortization	5,023	23,236

Total operating expenses	2,487,214	2,908,468

Income (loss) from operations	257,630	(182,396)
Interest expense	(13,268)	(10,504)

Income (loss) before income taxes	244,362	(192,900)
Income taxes	--	--

Net income (loss)	244,362	(192,900)
Preferred dividends	(10,000)	(10,000)

Net income (loss) attributable to
common shareholders	$ 234,362	$ (202,900)

Income (loss) per common share-
basic and diluted	$ .03	$ (.02)

Weighted average number of common shares
outstanding - basic and diluted	8,753,972	9,553,972

See notes to unaudited consolidated financial statements.

COGNIGEN NETWORKS, INC.
Consolidated Balance Sheets

	September 30, 2004	June 30, 2004
	Unaudited
Assets
Current assets
Cash	$ 132,177	$ 213,611
Accounts receivable, net	498,621	481,092
Commissions receivable, net	782,974	773,168
Inventory	13,639	15,543
Other current assets	50,400	52,210

Total current assets	1,477,811	1,535,624

Non-current assets
Property, plant and equipment, net	17,314	16,847
Deposits and other assets	85,937	60,424

Total non-current assets	103,251	77,271

Total assets	$ 1,581,062	$ 1,612,895

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$ 645,813	$ 670,416
Accrued liabilities	344,544	444,098
Commissions payable	812,407	811,729
Current portion of deferred commissions	511,200	511,200
Receivables financing arrangement	270,725	308,100
Other current liabilities	9,532	1,638

Total current liabilities	2,594,221	2,747,181
Deferred commissions less current portion	114,799	237,346
Other long-term liabilities, including accrued dividends	77,703	68,391

Total liabilities	2,786,723	3,052,918

Stockholders’ deficit
Preferred stock no par value, 20,000,000 shares authorized, 500,000 shares
issued and outstanding, $1.00 per share liquidation preference	450,000	450,000
Common stock $.001 par value, 300,000,000 shares authorized; 8,753,972
issued and outstanding as of September 30, 2004 and June 30, 2004	8,754	8,754
Additional paid-in capital	11,954,331	11,954,331
Accumulated deficit	(13,618,746)	(13,853,108)

Total stockholder’s deficit	(1,205,661)	(1,440,023)

Total liabilities and stockholders’ deficit	$ 1,581,062	$ 1,612,895

See notes to unaudited consolidated financial statements.

COGNIGEN NETWORKS, INC.
Unaudited Consolidated Statements of Changes in Stockholders’ Deficit
September 30, 2004

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balances at July 1, 2004	500,000	$450,000	8,753,972	$8,754	$11,954,331	$(13,853,108)	$(1,440,023)
Net income	--	--	--	--	--	244,362	244,362
Dividends on preferred stock	--	--	--	--	--	(10,000)	(10,000)

Balances at September 30, 2004	500,000	$450,000	8,753,972	$8,754	$11,954,331	$(13,618,746)	$(1,205,661)

See notes to unaudited consolidated financial statements.

COGNIGEN NETWORKS, INC.

Unaudited Consolidated Statements of Cash Flows

	Three Months Ended September 30,
	2004	2003
	Unaudited	Unaudited
Cash flows from operating activities
Net income (loss)	$ 244,362	$(192,900)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,023	23,236
Bad debt expense	15,960	7,868
Other	--	3,035
Changes in assets and liabilities:
Accounts receivable	(33,489)	(185,864)
Commissions receivable, net	(9,806)	(22,970)
Inventory	1,904	5,436
Deposits and other assets	(23,703)	7,522
Accounts payable	(24,603)	126,326
Commissions payable	678	202,921
Accrued liabilities	(99,554)	95,925
Other current liabilities	7,894	(1,646)
Other	(688)	--

	(160,384)	261,789

Net cash provided by operations	83,978	68,889

Cash flows from investing activities
Capital expenditures	(5,490)	(4,019)
Increase in notes receivable	--	(146,647)

Net cash used in investing activities	(5,490)	(150,666)

Cash flows from financing activities
Payments on deferred commissions	(122,547)	(132,029)
Decrease in receivables financing arrangement	(37,375)	--
Payment on notes payable	--	(25,000)

Net cash used in financing activities	(159,922)	(157,029)

Net decrease in cash and cash equivalents	(81,434)	(238,806)
Cash and cash equivalents-beginning of period	213,611	412,992

Cash and cash equivalents-end of period	$ 132,177	$ 174,186

See notes to unaudited consolidated financial statements.

COGNIGEN NETWORKS, INC.

Unaudited Consolidated Statements of Cash Flows, Continued

Supplemental Disclosures of Cash Flow Information and Non-Cash Transactions

Cash payments for interest expense during the three months ended September 30, 2004 and 2003 were $13,268 and $25,000, respectively.

The Company accrued dividends on Preferred Stock during the three months ended September 30, 2004 and 2003 of $10,000 and $10,000, respectively.

See notes to unaudited consolidated financial statements.

COGNIGEN NETWORKS, INC.

Notes to Unaudited Consolidated Financial Statements
September 30, 2004

Note 1 – Description of Business

Cognigen Networks, Inc. (the Company) was incorporated in May 1983 in the State of Colorado to engage in the cellular radio and broadcasting business and to engage in any other lawful activity permitted under Colorado law. In June 1988, the Company changed its name to Silverthorne Production Company (Silverthorne) and commenced operations in the oil and gas industry. These operations were discontinued in 1989. Between 1989 and 1999, Silverthorne attempted to locate acquisition prospects and negotiate an acquisition. Silverthorne’s pursuit of an acquisition did not materialize until August, 1999, with the acquisition of the assets of Inter-American Telecommunications Holding Corporation (ITHC), which was accounted for as a reverse acquisition. The surviving entity changed its name to Cognigen Networks, Inc. on July 12, 2000.

The Company is an Internet and relationship enabled marketer of long distance telephone and personal communications services. Revenue is generated in two ways. First, marketing commissions revenue is generated from a number of vendors who are represented on the Company’s agent web sites and for whom the Company sells their products and services via contractual agreements. Second, telecommunications revenue is generated through sales of the Company’s proprietary products and services through the Company’s agent web sites.

Restatement of Consolidated Financial Statements

The Company has amended its Form 10-QSB for the quarter ended September 30, 2004 in order bring the Company’s certifications into compliance with the Public Accounting Oversight Board.

Note 2 – Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of Cognigen Networks, Inc. and its subsidiaries, Cognigen Switching Technologies, Inc. (CST) through January 31, 2004 and Intandem Communications Corp. (Intandem) since February 1, 2004. See Note 8 regarding information regarding the sale of CST and Note 4 for information on Intandem. All intercompany accounts and transactions have been eliminated in consolidation.

In the opinion of management, all adjustments, consisting only of normal recurring adjustments, have been made to (a) the unaudited consolidated statements of operations for the three months ended September 30, 2004 and 2003, respectively, (b) the unaudited consolidated balance sheet as of September 30, 2004 and (c) the unaudited consolidated statements of cash flows for the three months ended September 30, 2004 and 2003, respectively, in order to make the financial statements not misleading.

The Company has not recorded a provision for income taxes for the three months ended September 30, 2004. The Company has net operating loss carryforwards to offset taxable income in this period.

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for financial statements. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended June 30, 2004, included in the Company’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission.

COGNIGEN NETWORKS, INC.

Notes to Unaudited Consolidated Financial Statements
September 30, 2004

Note 2 – Summary of Significant Accounting Policies (continued)

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The results for the three months ended September 30, 2004 may not necessarily be indicative of the results for the fiscal year ending June 30, 2005.

On November 21, 2001, the Company entered into a Stock Redemption Agreement with a stockholder, in which the stockholder agreed to sell to the Company 2,712,501 shares of the Company’s common stock, at approximately $.77 per share, which approximated market value, in exchange for potential future commissions of $2,088,622 on certain customers, as defined in the agreement. The shares were purchased in December 2001. Deferred commissions payable are being paid out based upon commissions earned as defined in the agreement. The agreement does not guarantee that commissions will be earned. As of September 30, 2004, the remaining balance of deferred commissions payable was $625,999. The Company has classified $511,200 as an estimate of the current portion of this agreement based on historical commissions. After the $625,999 of deferred commissions has been earned and paid to the stockholder, commissions will continue to be paid to the stockholder and recorded as marketing commissions expense in the statement of operations. Had the payments of $122,547 for the three months ended September 30, 2004 been recorded as marketing commissions expense instead of a reduction of deferred commissions payable on the balance sheet, marketing commissions expense would have been higher by $122,547. The Company does not anticipate recording these payments as marketing commissions expense until sometime in the year ending June 30, 2006.

Certain amounts in prior consolidated financial statements have been reclassified to conform to the current presentation.

Note 3 –Note Receivable

As of September 30, 2004, the Company has a note receivable outstanding with a net book value of zero from American Communications, LLC (formerly known as American Internet Communications, LLC) in accordance with a $300,000 Promissory Note and Agreement due in October 2004, originally recorded on the balance sheet at $77,500. This note bears interest at 12% payable annually, is secured by the personal guaranty of the principals of American Communications, and was due October 4, 2004. This note was acquired by the Company in October 2002 as part of the agreement dated October 17, 2002 with Stanford Financial Group Company, Inc. (Stanford Financial) described in more detail in Note 6, Stockholders’ Deficit. The Company agreed to payment on the note of $100,000 plus $2,000 in attorneys’ fees as full satisfaction of the note, if paid by July 2004. All but $20,000 was paid by the due date which put the agreement in default and the $80,000 received was applied to interest on the original note and the remaining balance of approximately $320,000 remains due and in default. The Company has filed a lawsuit against American Communications and the two guarantors of the note to attempt to collect the remaining balance due.

COGNIGEN NETWORKS, INC.

Notes to Unaudited Consolidated Financial Statements
September 30, 2004

Note 4 – Acquisition of Intandem

On April 1, 2003, the Company and certain principals of Intandem entered into an agreement (Funding Agreement) pursuant to which the Company agreed to provide up to $448,093 in a series of loans to Intandem. Effective February 1, 2004, by mutual agreement of the principals of Intandem and the Company, the Funding Agreement was terminated and a separate agreement, the Termination of Funding Agreement and Settlement Agreement (Termination Agreement), was entered into.

The Termination Agreement provided that the Company would convert notes receivable outstanding at the time of $387,399 into 100% of the outstanding stock of Intandem in exchange for payments of $10,000 per month for eight months, assumption of up to approximately $45,000 in liabilities, cancellation of all employment contracts of the Intandem principals and cancellation of options to purchase common stock of the Company. As of September 30, 2004, $474,149 had been funded under the Funding Agreement and Termination Agreement. Due to questions of recoverability of this amount and the remaining commitments under the Termination Agreement, a provision of $494,149 was taken in the statement of operations in the year ended June 30, 2004.

In conjunction with the transaction with InTandem, a consultant was to be paid, under its consulting agreement with the Company, a commission that was being negotiated with the Company. In October 2004, the Company and consultant agreed that $20,000 of a combination of stock and cash was owed by the Company to the consultant in connection with the Intandem transaction. However, because we bought Intandem, the consultant agreed to waive this commission.

Note 5 –Receivables Financing Arrangement

The balance of receivables financing arrangement as of September 30, 2004 is $270,725. This represents the amount of commissions receivable that have been sold under an Accounts Receivable Purchase Agreement (Receivables Purchase Agreement) with a bank. The Receivables Purchase Agreement provides for up to $1,250,000 in commissions receivable to be used as collateral for advances under the Receivables Purchase Agreement, of which 65% of the commissions receivable balances are available in cash advances to the Company. Interest charges are 1.3% per month on the commissions receivable balances used as collateral.

Note 6 –Stockholders’ Deficit

On October 17, 2002 the Company issued 500,000 shares of 8% Convertible Series A Preferred Stock (Preferred Stock) to Stanford Venture Capital Holdings, Inc., an affiliate of Stanford Financial Group of Houston, Texas, for $500,000. Each share of the Preferred Stock is convertible, at the option of the holder, into one share of the Company’s common stock for a period of five years. At that time, the Preferred Stock is automatically converted to common stock. The Preferred Stock does not have voting rights and has a liquidation preference of $1.00 per share. In conjunction with the issuance of the Preferred Stock, the Company paid $30,000 in cash and issued 64,516 shares of the Company’s common stock, valued at $20,000, to a third-party consultant as a finder’s fee.

COGNIGEN NETWORKS, INC.

Notes to Unaudited Consolidated Financial Statements
September 30, 2004

Note 6 –Stockholders’ Deficit (continued)

Dividends on the Preferred Stock are cumulative at the rate of 8% per annum of the liquidation value, $1.00 per share, are payable in cash, when and if declared by the Board of Directors, and are preferential to any other junior securities, as defined. The Company accrued for dividends of $10,000 and $10,000 for the three months ended September 30, 2004 and 2003, respectively.

As part of the agreement dated October 17, 2002 discussed above, Stanford Financial agreed to transfer to the Company, an approximate 32% interest in Miami based American Communications, a private company, in exchange for 400,000 shares of the Company’s common stock, two-year warrants to purchase 150,000 shares of the Company’s common stock at an exercise price of $.50 per share and five-year warrants to purchase 350,000 shares of the Company’s common stock at an exercise price of $.75 per share. This transaction was completed on February 5, 2003 and the warrants were issued. The two-year warrants to purchase 150,000 shares expired unexercised in October 2004.

On February 3, 2003, the Company entered into a letter of intent with David Stone and Harry Gorlovezky, members of American Communications, pursuant to which Messrs. Stone and Gorlovezky indicated their intent to purchase the approximate 32% interest in American Communications that the Company acquired from Stanford Financial for a cash consideration of $22,500. In addition, Messrs. Stone and Gorlovezky had the right, until June 10, 2003, to purchase the $300,000 Promissory Note and Agreement due in October 2004 for a purchase price of $77,500 in cash. The $22,500 was received and the 32% interest in American Communications was delivered to Messrs. Stone and Gorlovezky. The option to purchase the $300,000 Promissory Note and Agreement was not exercised and the Company agreed to accept $100,000 plus $2,000 in attorney’s fees for full satisfaction of the Promissory Note if paid by July 2004. See Note 3.

Note 7 — Stock Options and Warrants

The Company has established the 2001 Incentive and Non-statutory Stock Option Plan (the Plan), which authorizes the issuance of up to 625,000 shares of the Company’s common stock. The Plan will remain in effect until 2011 unless terminated earlier by an action of the Board. All employees, board members and consultants of the Company are eligible to receive options under the Plan at the discretion of the Board. Options issued under the Plan vest according to the individual option agreement for each grantee.

During the three months ended September 30, 2004, the Company did not grant to any employee, options to purchase shares of common stock of the Company.

As of September 30, 2004, the number of stock options outstanding under the Plan was 475,000.

As of September 30, 2004, the number of stock options outstanding not under any plan was 25,000. 1,000,000 options exercisable at $3.68 per share expired in August 2004.

As of September 30, 2004, there were 1,200,000 warrants outstanding that were exercisable into shares of common stock of the Company. In October 2004, 150,000 of these warrants that were exercisable at $.75 per share expired unexercised.

COGNIGEN NETWORKS, INC.

Notes to Unaudited Consolidated Financial Statements
September 30, 2004

Note 8 – Stock for Stock Exchange Agreement

On May 12, 2004, after approval by the Board of Directors, the Company entered into a Stock for Stock Exchange Agreement with Jimmy L. Boswell, David G. Lucas, Reginald W. Einkauf and John D. Miller (collectively the Principals) pursuant to which the Principals agreed to exchange with the Company a total of 800,000 shares of the Company’s common stock owned by the Principals for all of the outstanding common stock of the Company’s wholly-owned subsidiary, CST, and warrants to purchase 200,000 shares of the Company’s common stock effective February 1, 2004. The closing occurred on May 21, 2004. At the closing CST entered into a Master Services Agreement (MSA) to provide the Company with telecommunications rating, billing, provisioning, customer care, commissioning and database management for a fee. The MSA is effective February 1, 2004 and goes for one year periods unless terminated by either party at the end of each period with a 30 day notice.

As part of the closing, CST entered into a new note with a then existing lender representing approximately $223,000 in debt. All options to purchase common stock of the Company issued to CST employees were terminated except for the option to purchase 200,000 shares of the Company’s common stock owned by Jimmy L. Boswell which option expired in August 2004 and was exercisable at $3.68 per share.

Jimmy L. Boswell is the President and a Director of CST. David G. Lucas is the former chief financial officer and a Director of CST. Reginald W. Einkauf and John D. Miller are former officers and Directors of CST. Mr. Boswell and Mr. Lucas are former officers and Directors of the Company. The Principals and another person sold all of the outstanding stock of CST to the Company for shares of the Company's common stock in April 2000.

In conjunction with the Stock for Stock Exchange Agreement, goodwill with a net book value of $2,893,029 was written off. With consideration of approximately $26,000, calculated using the Black Scholes method of calculation for the 200,000 warrants, goodwill of $2,893,029 and $168,448 in negative equity that was assumed by the Principals, and the 800,000 shares of the Company’s common stock that were repurchased from the Principals valued at $.31 per share, the Company recorded a loss of $2,502,583 on this transaction that was included in the statement of operations for the year ended June 30, 2004.

COGNIGEN NETWORKS, INC.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

Cognigen Networks, Inc. (we) is an Internet and relationship enabled marketer of long distance telephone and personal communications services. We earn revenue in two ways. First, we earn commissions revenue from a number of outside vendors whom we represent on our agent web sites and sell their products and services via contractual agreements. Second, we earn telecommunications revenue through sales of our own proprietary products and services through our agent web sites.

We made a major strategic transition in our business profile and delivery of products and services over the past sixteen months. In addition to being historically successful at representing and selling the services and products of outside vendors, we are now selling multiple branded products and services whereby the customer and account are owned by us. We refer to these products and services as our proprietary products and services. The most significant impact of this strategic transition is that by billing our owned customer accounts, we generated approximately five to seven times as much revenue compared to commission revenue we receive from vendors.

Through the acquisition of multiple state licenses, billing capability and new distribution channels, we can grow revenue, maintain closer contact to our customers, and control bottom line retention and contribution to a greater degree.

We had net income of $244,362 for the three months ended September 30, 2004. This net income in large part was derived from our actions taken during the past nine months to reduce costs and to diversify our product line. We are undertaking other initiatives aimed at providing our agents with more attractive and competitive product offerings, improving our proprietary products and services, and expanding our vendor relationships.

Three Months Ended September 30, 2004 Compared to Three Months Ended September 30, 2003

Total revenue for the three months ended September 30, 2004 was $2,744,844 compared to $2,726,072 for 2003. Marketing commissions revenue was $1,246,221 for 2004 compared to $1,495,454 for the prior year. Telecommunications revenue was $1,498,623 for 2004 as compared to $1,223,242 for the prior year.

Marketing commissions revenue for 2004 decreased $249,233 from that of 2003 or 17%. This decrease reflects a trend that began in our first quarter of fiscal 2003 and continued into fiscal 2004. We believe this trend was in large part a result of the lack of new product opportunities for our agents, inadequate customer service and partly from our strategic transition previously explained. We have entered into agreements to market additional and new products that were and remain very consumer desirable. We have also emphasized customer service reducing our response time to customer inquiries and order verification. Marketing additional and new products and better customer service has helped stabilize marketing commissions revenue.

COGNIGEN NETWORKS, INC.

Telecommunications revenue increased $275,381 for 2004 compared to 2003, or 23%. This increase resulted from a net increase in telecommunications revenue from new proprietary products and services being sold. Our proprietary customer base increased by approximately 15,000 customers. A large portion of those proprietary customers are small business or dedicated customers who have entered into service contracts with us for usually one to two year periods and who represent higher months usage than most residential customers. Part of the decrease in proprietary products and services resulted from our sale of CST to its principals effective February 1, 2004. As part of the sale, CST maintained approximately $70,000 in monthly telecommunications revenue, approximately 50% from a conferencing product it switches through its facilities based switch and another 50% from a customer base which receives no new customers but is primarily a billing service based customer.

Marketing commissions expense decreased from $1,002,483 for 2003 to $854,056 for 2004, a decrease of $148,427 or 15%. This decrease correlates to the decrease in marketing commissions revenue explained above. Had the payments to a shareholder described in Note 2 to the Consolidated Financial Statements been recorded as marketing commissions expense instead of a reduction of deferred commissions payable on the balance sheet, marketing commissions expense would have been higher by $122,547. We do not anticipate recording these payments as marketing commissions expense until sometime in the year ending June 30, 2006.

Telecommunications expense increased from $703,430 for 2003 to $860,635 for 2004 or an increase of 157,205 or 22%. This increase is primarily a result of our strategic transition to sell more proprietary products and services. These products and services include those generated through our Intandem created relations which are paid at higher commission rates than those paid on marketing commissions revenue.

Selling, general and administrative expenses decreased $411,819 for 2004 compared to 2003, or 35%. This decrease is largely attributed to decreases in consulting, legal and accounting fees of $163,263, salaries and related benefits of $151,294, advertising of $31,024, and travel expenses of $23,361 In addition, net decreases of between $70,000 to $80,000 occurred because of the sale of CST. The net decreases from the CST transaction were from the reduction in salaries, benefits and other operating expenses offset by fees paid to CST under the MSA agreement.

The decrease in depreciation and amortization of $18,213 results from the sale of CST previously explained.

Interest expense for 2004 of $13,268 is consistent with that for 2003 of $10,504.

Liquidity and Capital Resources

We have historically funded our operations primarily from sales of securities and operations. As of September 30, 2004 we had cash and cash equivalents of $132,177 and negative working capital of $1,116,410. Cash provided by operations during the three months ended September 30, 2004 was $83,978. Cash used in financing activities of $159,922 included the payment of deferred commissions of $122,547 and a decrease in the receivables financing arrangement of $37,375.

COGNIGEN NETWORKS, INC.

We have a balance outstanding under a receivables financing arrangement as of September 30, 2004 of $270,725. This represents the amount of marketing commissions receivable that have been sold under an Accounts Receivable Purchase Agreement (Receivables Purchase Agreement) with a bank. The Receivables Purchase Agreement provides for up to $1,250,000 in marketing commissions receivable to be used as collateral for advances under the Receivables Purchase Agreement of which 65%, of the marketing commissions receivable balances are available in cash advances to the Company. Interest charges are 1.3%, per month on the marketing commissions receivable balances used as collateral. After one year, the Receivables Purchase Agreement is from year to year unless terminated in writing by either party. The Company is in compliance with the terms and conditions of the Receivables Purchase Agreement.

Cash flows generated from operations and from our receivables financing arrangement were sufficient to meet our working capital requirements for the three months ended September 30, 2004, but may not be sufficient to meet our working capital requirements for the foreseeable future or provide for expansion opportunities. Currently, we are slowly reducing our average balances outstanding under our receivables financing arrangement. We have reduced costs and expenses by reducing personnel, reducing or eliminating unwarranted expenses and have sold CST, our former subsidiary, which all combined have increased our cash flows in excess of $50,000 per month. We are looking at various financing and equity opportunities to provide additional working capital or for expansion opportunities and continue to identify costs and expenses that can be reduced or eliminated. There can be no assurance we will be able to secure additional debt or equity financing, that we will be able to reduce or eliminate more costs and expenses or that cash flows from operations will produce adequate cash flow to enable us to meet all of our future obligations or to be able to expand. However, we believe that we will be successful in producing sufficient cash flows from all collective sources to continue for at least the next twelve months.

Forward Looking Statements

Certain of the information discussed herein, and in particular in this section entitled “Management’s Discussion and Analysis or Plan of Operation,” contains forward looking statements that involve risks and uncertainties that might adversely affect our operating results in the future in a material way. Such risks and uncertainties include, without limitation, our possible inability to become certified as a reseller in all jurisdictions in which we apply, the possibility that our proprietary customer base will not grow as we expect, our possible inability to obtain additional financing, the possible lack of producing agent growth, our possible lack of revenue growth, our possible inability to add new products and services that generate increased sales, our possible lack of cash flows, our possible loss of key personnel, the possibility of telecommunication rate changes, and technological changes and the possibility of increased competition. Many of these risks are beyond our control. We are not entitled to rely on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, or Section 21E of the Securities Exchange Act of 1934 as amended, when making forward-looking statements.

COGNIGEN NETWORKS, INC.

Item 3. Controls and Procedures

     (a)   Evaluation of disclosure controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

In preparing our audit for the year ended June 30, 2004, our auditors identified potential deficiencies within our internal control framework which have the potential to result in a material control weakness. These potential control deficiencies relate to the manner in which we process transactions to record telecommunications revenue and related accounts receivable as our current processes and procedures require substantive manual intervention, estimation and reliance on several sources of information that are not integrated with our accounting system. After reviewing these potential control deficiencies, we do not believe they constitute a material control weakness.

     (b)   Changes in internal controls.

There were no changes made in our internal controls during the period covered by this report or, to our knowledge, in other factors that could affect these controls subsequent to the date of their evaluation.

COGNIGEN NETWORKS, INC.

Part II – Other Information

Item 1.Legal Proceedings

In September 2004, we filed a lawsuit against American Communications LLC (American Communications), David Stone (Stone) and Harry Gorlovesky (Gorlovesky) in the Circuit Court of the Twentieth Judicial Circuit in and for Dade County, Florida. In our complaint, we allege (1) that American Communications breached a settlement agreement by not making all of the $100,000 of payments required thereunder to payoff a promissory note and agreement for $300,000 that was assigned to and is owed to us and we demanded judgment of $334,119 on the promissory note and agreement plus interest from May 10, 2004: (2) that we are owed $81,000 for a dishonored check of $20,000 written as the last payment due under the settlement agreement and (3) that Stone and Gorlovesky guaranteed the promissory note and agreement and must pay the amount due under the promissory note and agreement plus our attorneys fees, cost and expenses in collecting on the promissory note and agreement. American Communications and Stone and Gorlovesky have filed answers denying the claims in our complaint and setting forth certain affirmative defenses which we have denied.

Item 6.Exhibits and Reports on Form 8-K

     (a)   Exhibits

31.1	Certification of President and Chief Executive Officer required by Rule 13a-14(a)
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a)
32.1	Certification of President and Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

     (b)   Reports on Form 8-K

On September 23, 2004, we filed a Current Report on form 8-K, dated September 21, 2004. Under Item 2, we stated that we had issued a news release announcing our audited financial results for the year ended June 30, 2004. The news release was included as an exhibit under Item 9.

COGNIGEN NETWORKS, INC.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNIGEN NETWORKS, INC.

By: /s/ Thomas S. Smith	Date: August _, 2005
Thomas S. Smith
President and Chief Executive
Officer
By: /s/ Gary L. Cook	Date: August _, 2005
Gary L. Cook
Chief Financial Officer

COGNIGEN NETWORKS, INC.

EXHIBIT INDEX

31.1	Certification of President and Chief Executive Officer required by Rule 13a-14(a)
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a)
32.1	Certification of President and Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 31.1

CERTIFICATION

I, Thomas S. Smith, certify that:

1.	I have reviewed this report on Form 10-QSB/A of Cognigen Networks, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Omitted

(c)

Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.

The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal controls over financial reporting.

Date:	August __, 2005	/s/ Thomas S. Smith
Thomas S. Smith
Title: President and Chief Executive Officer

EXHIBIT 31.2

I, Gary L. Cook, certify that:

1.	I have reviewed this report on Form 10-QSB/A of Cognigen Networks, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Omitted

(c)

Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.

The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal controls over financial reporting.

Date:	August __, 2005	/s/ Gary L. Cook
Gary L. Cook
Title: Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Cognigen Networks, Inc. (the “Company”) on Form 10-QSB/A for the period ended September 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Thomas S. Smith, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas S. Smith Thomas S. Smith President and Chief Executive Officer Dated: August _, 2005

EXHIBIT 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Cognigen Networks, Inc. (the “Company”) on Form 10-QSB/A for the period ended September 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gary L. Cook, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Gary L. Cook Gary L. Cook Chief Financial Officer Dated: August _, 2005

AMENDED DECEMBER 31, 2004 FORM 10-QSB

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB/A

(X) QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended December 31, 2004

OR

(  ) TRANSITION REPORT UNDER SECTION 13 OR 15(d)
OF THE EXCHANGE ACT
For the transition period from _________ to _________

Commission File Number 0-11730

COGNIGEN NETWORKS, INC.
(Exact name of small business issuer as specified in its charter)

Colorado	84-1089377
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

6405 218th Street SW, Suite 305
Mountlake Terrace, WA 98043
(Address of principal executive offices)

(425) 329-2300
(Issuer’s Telephone number)

N/A
______________________________________________________________________
(Former name, former address and former fiscal year, if changed since last report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  [X]    No [   ]

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the registrant filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.   Yes  [   ]    No   [   ]

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date.

Class	Outstanding at January 31, 2005
Common Stock, $.001 par value	8,753,972

Transitional Small Business Disclosure Format (Check one):    Yes  [   ]     No   [X]

COGNIGEN NETWORKS, INC.

Commission File Number: 0-11730
Quarter Ended December 31, 2004

FORM 10-QSB/A

Part I - FINANCIAL INFORMATION
Item 1. Consolidated Financial Statements
Consolidated Balance Sheets	Page 2
Unaudited Consolidated Statements of Operations	Page 3
Unaudited Consolidated Statements of Cash Flows	Page 4
Notes to Unaudited Consolidated Financial Statements	Page 5
Item 2. Management’s Discussion and Analysis or Plan of Operation	Page 10
Item 3. Controls and Procedures	Page 14
Part II - OTHER INFORMATION
Item 1. Legal Proceedings	Page 16
Item 4. Submission of Matters to a Vote of Security Holders	Page 16
Item 6. Exhibits	Page 17
Signatures	Page 20

COGNIGEN NETWORKS, INC.
Consolidated Balance Sheets

Part I - Financial Information

Item 1. Financial Statements

	December 31, 2004	June 30, 2004
	Unaudited
Assets
Current assets
Cash	$ 155,365	$ 213,611
Accounts receivable, net	476,701	481,092
Commissions receivable, net	806,939	773,168
Inventory	8,903	15,543
Other current assets	41,231	52,210

Total current assets	1,489,139	1,535,624

Non-current assets
Property, plant and equipment, net	14,024	16,847
Deposits and other assets	49,151	60,424

Total non-current assets	63,175	77,271

Total assets	$ 1,552,314	$ 1,612,895

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$ 606,861	$ 670,416
Accrued liabilities	327,188	444,098
Commissions payable	823,456	811,729
Current portion of deferred commissions	500,398	511,200
Receivables financing arrangement	199,900	308,100
Other current liabilities	--	1,638

Total current liabilities	2,457,803	2,747,181

Deferred commissions less current portion	--	237,346
Other long-term liabilities	1,030	68,391

Total liabilities	2,458,833	3,052,918

Stockholders’ deficit
Preferred stock no par value, 20,000,000 shares authorized, 500,000 shares
issued and outstanding, $1.00 per share liquidation preference	450,000	450,000
Common stock $.001 par value, 300,000,000 shares authorized; 8,753,972
issued and outstanding as of December 31, 2004 and June 30, 2004	8,754	8,754
Additional paid-in capital	11,954,331	11,954,331
Accumulated deficit	(13,319,604)	(13,853,108)

Total stockholders’ deficit	(906,519)	(1,440,023)

Total liabilities and stockholders’ deficit	$ 1,552,314	$ 1,612,895

See notes to unaudited consolidated financial statements.

COGNIGEN NETWORKS, INC.
Unaudited Consolidated Statements of Operations

	Three Months Ended December 31,		Six Months Ended December 31,
	2004	2003	2004	2003
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue
Marketing commissions	$ 1,369,035	$ 1,229,612	$ 2,615,256	$ 2,622,971
Telecommunications	1,550,833	1,594,118	3,049,456	2,817,360
Other	--	(6,944)	--	432

Total revenue	2,919,868	2,816,786	5,664,712	5,440,763

Operating expenses
Commissions:
Marketing	707,834	554,768	1,338,248	1,291,668
Telecommunications	230,333	189,213	453,975	352,701
Telecommunications	830,744	797,253	1,691,379	1,500,683
Selling, general and administrative	914,227	1,005,298	1,681,727	2,184,617
Depreciation and amortization	3,292	21,565	8,315	44,801

Total operating expenses	2,686,430	2,568,097	5,173,644	5,374,470

Income from operations	233,438	248,689	491,068	66,293
Interest expense	(12,518)	(11,706)	(25,786)	(22,210)

Income before income taxes	220,920	236,983	465,282	44,083
Income taxes	--	--	--	--

Net income	220,920	236,983	465,282	44,083
Preferred dividends	(10,000)	(10,000)	(20,000)	(20,000)

Net income attributable to
common shareholders	$ 210,920	$ 226,983	$ 445,282	$ 24,083

Income per common share-
basic and diluted	$ .02	$ .02	$ .05	$ .00

Weighted average number of common shares
outstanding:
Basic	8,753,972	9,553,972	8,753,972	9,553,972

Diluted	8,759,100	9,553,972	8,759,100	9,553,972

See notes to unaudited consolidated financial statements.

COGNIGEN NETWORKS, INC.
Unaudited Consolidated Statements of Cash Flows

	Six Months Ended December 31,
	2004	2003
	Unaudited	Unaudited
Cash flows from operating activities
Net income	$ 465,282	$ 44,083

Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	8,315	44,801
Bad debt expense	120,289	41,660
Changes in assets and liabilities:
Accounts receivable	(115,898)	(352,727)
Commissions receivable, net	(33,771)	28,583
Inventory	6,640	13,294
Deposits and other assets	10,979	3,323
Accounts payable	(63,555)	148,783
Commissions payable	11,727	(784)
Accrued liabilities	(116,910)	60,743
Other current liabilities	(1,638)	(33,477)
Other	12,134	19,461

	(161,688)	(26,340)

Net cash provided by operations	303,594	17,743

Cash flows from investing activities
Capital expenditures	(5,492)	(2,746)
Increase in investments to Intandem	--	(214,647)

Net cash used in investing activities	(5,492)	(217,393)

Cash flows from financing activities
Payments on deferred commissions	(248,148)	(260,845)
Decrease in receivables financing arrangement	(108,200)	--
Proceeds from notes payable	--	85,475
Payment on notes payable	--	(25,000)

Net cash used in financing activities	(356,348)	(200,370)

Net decrease in cash and cash equivalents	(58,246)	(400,020)
Cash and cash equivalents-beginning of period	213,611	412,992

Cash and cash equivalents-end of period	$ 155,365	$ 12,972

Supplemental Disclosures of Cash Flow Information and Non-Cash Transactions

Cash payments for interest expense during the six months ended December 31, 2004 and 2003 were $25,786 and $25,000, respectively.

See notes to unaudited consolidated financial statements.

COGNIGEN NETWORKS, INC.

Notes to Unaudited Consolidated Financial Statements
December 31, 2004

Note 1 – Description of Business

Cognigen Networks, Inc. (the Company) was incorporated in May 1983 in the State of Colorado to engage in the cellular radio and broadcasting business and to engage in any other lawful activity permitted under Colorado law. In June 1988, the Company changed its name to Silverthorne Production Company (Silverthorne) and commenced operations in the oil and gas industry. These operations were discontinued in 1989. Between 1989 and 1999, Silverthorne attempted to locate acquisition prospects and negotiate an acquisition. Silverthorne’s pursuit of an acquisition did not materialize until August, 1999, with the acquisition of the assets of Inter-American Telecommunications Holding Corporation (ITHC), which was accounted for as a reverse acquisition. The surviving entity changed its name to Cognigen Networks, Inc. on July 12, 2000.

The Company is an Internet and relationship enabled marketer of long distance telephone and personal communications services. Revenue is generated in two ways. First, marketing commissions revenue is generated from a number of vendors who are represented on the Company’s agent web sites and for whom the Company sells their products and services via contractual agreements. Second, telecommunications revenue is generated through sales of the Company’s proprietary products and services through the Company’s agent web sites.

Restatement of Consolidated Financial Statements

The Company has amended its Form 10-QSB for the quarter ended December 31, 2004 in order bring the Company’s certifications into compliance with the Public Accounting Oversight Board.

Note 2 – Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of Cognigen Networks, Inc. and its subsidiaries, Cognigen Switching Technologies, Inc. (CST) through January 31, 2004 and Intandem Communications Corp. (Intandem) since February 1, 2004. See Note 8 regarding information regarding the sale of CST and Note 4 for information on Intandem. All intercompany accounts and transactions have been eliminated in consolidation.

In the opinion of management, all adjustments, consisting only of normal recurring adjustments, have been made to (a) the unaudited consolidated statements of operations for the three and six months ended December 31, 2004 and 2003, respectively, (b) the unaudited consolidated balance sheet as of December 31, 2004 and (c) the unaudited consolidated statements of cash flows for the six months ended December 31, 2004 and 2003, respectively, in order to make the financial statements not misleading.

The Company has not recorded a provision for income taxes for the three and six months ended December 31, 2004 and 2003. The Company has net operating loss carryforwards to offset taxable income in these periods.

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for financial statements. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended June 30, 2004, included in the Company’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission.

COGNIGEN NETWORKS, INC.

Notes to Unaudited Consolidated Financial Statements
December 31, 2004

Note 2 – Summary of Significant Accounting Policies (continued)

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The results for the three and six months ended December 31, 2004 may not necessarily be indicative of the results for the fiscal year ending June 30, 2005.

On November 21, 2001, the Company entered into a Stock Redemption Agreement with a stockholder, in which the stockholder agreed to sell to the Company 2,712,501 shares of the Company’s common stock, at approximately $.77 per share, which approximated market value, in exchange for potential future commissions of $2,088,622 on certain customers, as defined in the agreement. The shares were purchased in December 2001. Deferred commissions payable are being paid out based upon commissions earned as defined in the agreement. The agreement does not guarantee that commissions will be earned. As of December 31, 2004, the remaining balance of deferred commissions payable was $500,398. The Company has classified the entire balance as current based on historical commissions. After the $500,398 of deferred commissions has been earned and paid to the stockholder, commissions will continue to be paid to the stockholder and recorded as marketing commissions expense in the statement of operations. Had the payments of $125,601 and $248,148 for the three and six months ended December 31, 2004, respectively, been recorded as marketing commissions expense instead of a reduction of deferred commissions payable on the balance sheet, marketing commissions expense would have been higher by $125,601 and $248,148. The Company does not anticipate recording these payments as marketing commissions expense until sometime in the year ending June 30, 2006.

COGNIGEN NETWORKS, INC.

Notes to Unaudited Consolidated Financial Statements
December 31, 2004

The following presents a proforma table of certain statement of operations accounts for the three and six months ended December 31, 2004 that reflect the increase in commissions expense had the payments to the stockholder, described in the preceding paragraph, during these periods been accounted for as commissions expense rather than a reduction to deferred commissions payable.

	Pro Forma Three Months Ended December 31, 2004	Pro Form Six Months Ended December 31, 2004
Total revenue	$2,919,868	$5,664,712

Operating expenses:
Marketing commissions	1,063,768	2,040,371
Telecommunications	830,744	1,691,379
Selling, general and administrative	914,227	1,681,727
Depreciation and amortization	3,292	8,315

Total operating expenses	2,812,031	5,421,792

Income from operations	$ 107,837	$ 242,920

Net income attributable to common shareholders	$ 85,319	$ 197,134

Income per common share - basic and diluted	$ .01	$ .02

Certain amounts in prior consolidated financial statements have been reclassified to conform to the current presentation.

Note 3 –Note Receivable

As of December 31, 2004, the Company has a note receivable outstanding with a net book value of zero from American Communications, LLC (formerly known as American Internet Communications, LLC) in accordance with a $300,000 Promissory Note and Agreement due in October 2004, originally recorded on the balance sheet at $77,500. This note bears interest at 12% payable annually, is secured by the personal guaranty of the principals of American Communications, and was due October 4, 2004. The Company agreed to payment on the note of $100,000 plus $2,000 in attorneys’ fees as full satisfaction of the note, if paid by July 2004. All but $20,000 was paid by the due date which put the agreement in default and the $80,000 received was applied to interest on the original note. Subsequently, $21,000 was received and applied to interest outstanding. The remaining balance of approximately $300,000 remains due and in default. The Company has filed a lawsuit against American Communications and the two guarantors of the note to attempt to collect the remaining balance due.

COGNIGEN NETWORKS, INC.

Notes to Unaudited Consolidated Financial Statements
December 31, 2004

Note 4 – Acquisition of Intandem

On April 1, 2003, the Company and certain principals of Intandem entered into an agreement (Funding Agreement) pursuant to which the Company agreed to provide up to $448,093 in a series of loans to Intandem. Effective February 1, 2004, by mutual agreement of the principals of Intandem and the Company, the Funding Agreement was terminated and a separate agreement, the Termination of Funding Agreement and Settlement Agreement (Termination Agreement), was entered into.

The Termination Agreement provided that the Company would convert notes receivable outstanding at the time of $387,399 into 100% of the outstanding stock of Intandem in exchange for payments of $10,000 per month for eight months, assumption of up to approximately $45,000 in liabilities, cancellation of all employment contracts of the Intandem principals and cancellation of options to purchase common stock of the Company. All required amounts have been funded under the Funding Agreement and Termination Agreement. Due to questions of recoverability of amounts funded under the Termination Agreement, a provision of $494,149 was taken in the statement of operations in the year ended June 30, 2004.

In conjunction with the transaction with InTandem, a consultant was to be paid, under its consulting agreement with the Company, a commission that was being negotiated with the Company. In October 2004, the Company and consultant agreed that $20,000 of a combination of stock and cash was owed by the Company to the consultant in connection with the Intandem transaction. However, because we bought Intandem, the consultant agreed to waive this commission.

Note 5 –Receivables Financing Arrangement

The balance of receivables financing arrangement as of December 31, 2004 is $199,900. This represents the amount of commissions receivable that have been sold under an Accounts Receivable Purchase Agreement (Receivables Purchase Agreement) with a bank. The Receivables Purchase Agreement provides for up to $1,250,000 in commissions receivable to be used as collateral for advances under the Receivables Purchase Agreement, of which 75% of the commissions receivable balances are available in cash advances to the Company. Interest charges are 1.3% per month on the commissions receivable balances used as collateral.

Note 6 –Stockholders’ Deficit

On October 17, 2002, the Company issued 500,000 shares of 8% Convertible Series A Preferred Stock (Preferred Stock). Each share of the Preferred Stock is convertible, at the option of the holder, into one share of the Company’s common stock for a period of five years. At that time, the Preferred Stock is automatically converted to common stock. The Preferred Stock does not have voting rights and has a liquidation preference of $1.00 per share.

COGNIGEN NETWORKS, INC.

Notes to Unaudited Consolidated Financial Statements
December 31, 2004

Note 6 –Stockholders’ Deficit (continued)

Dividends on the Preferred Stock are cumulative at the rate of 8% per annum of the liquidation value, $1.00 per share, are payable in cash, when and if declared by the Board of Directors, and are preferential to any other junior securities, as defined. The Company has not accrued for dividends on the balance sheet for the Preferred Stock as the Board of Directors has not declared dividends. As of December 31, 2004, total undeclared cumulative dividends that would have been payable if declared was $88,222.

Note 7 — Stock Options and Warrants

The Company has established the 2001 Incentive and Non-statutory Stock Option Plan (the Plan), which authorizes the issuance of up to 625,000 shares of the Company’s common stock. The Plan will remain in effect until 2011 unless terminated earlier by an action of the Board. All employees, board members and consultants of the Company are eligible to receive options under the Plan at the discretion of the Board. Options issued under the Plan vest according to the individual option agreement for each grantee.

During the six months ended December 31, 2004 and 2003, the Company granted 10,000 and zero options, respectively, to employees to purchase shares of common stock of the Company. The prior year options that were grated vested 5,000 immediately and 5,000 in one year, were exercisable at market value and expired five years from the date of grant.

As of December 31, 2004, the number of stock options outstanding under the Plan was 475,000.

As of December 31, 2004, the number of stock options outstanding not under any plan was 25,000. 1,000,000 options exercisable at $3.68 per share expired in August 2004.

As of December 31, 2004, there were 1,050,000 warrants outstanding that were exercisable into shares of common stock of the Company. In October 2004, 150,000 warrants that were exercisable at $.50 per share expired unexercised.

Note 8 – Stock for Stock Exchange Agreement

On May 12, 2004, after approval by the Board of Directors, the Company entered into a Stock for Stock Exchange Agreement with Jimmy L. Boswell, David G. Lucas, Reginald W. Einkauf and John D. Miller (collectively the Principals) pursuant to which the Principals agreed to exchange with the Company a total of 800,000 shares of the Company’s common stock owned by the Principals for all of the outstanding common stock of the Company’s wholly-owned subsidiary, CST, and warrants to purchase 200,000 shares of the Company’s common stock effective February 1, 2004. The closing occurred on May 21, 2004. At the closing CST entered into a Master Services Agreement (MSA) to provide the Company with telecommunications rating, billing, provisioning, customer care, commissioning and database management for a fee. The MSA was effective February 1, 2004 and goes for one year periods unless terminated by either party at the end of each period with a 30 day notice.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

We are an Internet and relationship enabled marketer of long distance telephone and personal communications services. We earn revenue in two ways. First, we earn commissions revenue from a number of outside vendors whom we represent on our agent web sites and sell their products and services via contractual agreements. Second, we earn telecommunications revenue through sales of our own proprietary products and services through our agent web sites.

We made a major strategic transition in our business profile and delivery of products and services over the past nineteen months. In addition to earning commissions on the sale of the services and products of outside vendors, we are now selling more of our own proprietary branded products and services. Because we show the total revenue for these customers, not just a commission on the revenue of outside vendors products and services, we generate approximately five to seven times as much revenue on an equivalent customer usage. Our profit margins on our own proprietary products and services are somewhat less compared to the profit margins we recognize from selling products and services of our outside vendors but our overall net income can be much higher because there is five to seven times as much revenue.

Through the acquisition of multiple state licenses, billing capability and new distribution channels, we can grow revenue, maintain closer contact with our customers, and control bottom line retention and contribution to a greater degree on sales of our own proprietary products and services.

We had net income of $220,920 and $465,282 for the three and six months ended December 31, 2004. This net income in large part was derived from our actions taken during the past year to reduce costs and to diversify our product line. We are undertaking other initiatives aimed at providing our agents with more attractive and competitive product offerings, improving our proprietary products and services, and expanding our vendor relationships.

Three Months Ended December 31, 2004 Compared to Three Months Ended December 31, 2003

Total revenue for the three months ended December 31, 2004 was $2,919,868 compared to $2,816,786 for 2003. Marketing commissions revenue was $1,369,035 for 2004 compared to $1,229,612 for the prior year. Telecommunications revenue was $1,550,833 for 2004 as compared to $1,594,118 for the prior year.

Marketing commissions revenue for 2004 increased $139,423 from that of 2003 or 11%. This increase reflects initiatives we have taken to increase marketing commissions revenue. We have entered into agreements to market additional and new products that are in demand. We have also emphasized customer service reducing our response time to customer inquiries and order verification. Marketing additional and new products and better customer service have helped increase marketing commissions revenue.

Telecommunications revenue decreased $43,285 for 2004 compared to 2003, or 3%. This decrease resulted from an increase in telecommunications revenue from the sale of new proprietary products and services offset by a decrease resulting from the sale of our former subsidiary Cognigen Switching Technologies, Inc. (CST). Our proprietary customer base increased by approximately 4,500 customers when comparing this quarter to that of the prior year. This increase, however, was offset by a decrease in proprietary products and services resulting from our sale of CST effective February 1, 2004. As part of the sale, CST maintained approximately $70,000 in monthly telecommunications revenue and the related customers that use these products and services.

Marketing commissions expense increased from $544,768 for 2003 to $707,834 for 2004, an increase of $153,066, or 28%. This increase correlates to an increase in marketing commissions revenue explained above. The higher percentage increase in marketing commissions expense compared to the increase in marketing commissions revenue results from a difference in product mix between the periods.

Telecommunications commissions expense increased from $189,213 for 2003 to $230,333 for 2004, an increase of $41,120. This increase is a result of a change in mix of the sale of these proprietary products and services resulting from the loss of the CST products and services which were paid a lower commission rate. In addition, commissions expense being paid to Intandem agents is higher currently than in the prior year, which is a result of the mix of products and services being sold by these agents.

Had the payments to a shareholder described in Note 2 to the Consolidated Financial Statements been recorded as marketing commissions expense instead of a reduction of deferred commissions payable on the balance sheet, marketing commissions expense would have been higher by $125,601, therefore reducing net income by this same amount. We do not anticipate recording these payments as marketing commissions expense until sometime in the year ending June 30, 2006.

Telecommunications expense, or carrier costs, increased from $797,253 for 2003 to $830,744 for 2004, or an increase of $33,491, or 4%. This increase is largely related to higher carrier costs.

Our operating profit margin, defined as revenue less commissions expenses and telecommunications carrier costs, has decreased for 2004 compared to 2003 by $124,595 or 10%. This decrease results from mix changes in both our commission revenue and our telecommunications revenue to higher commission products and services and from higher carrier costs on telecommunications revenue.

Selling, general and administrative expenses decreased $91,071 for 2004 compared to 2003, or 9%. This decrease is largely attributed to decreases in legal fees and salaries and related benefits expenses of approximately $313,000. The decrease in salaries and related benefits is $288,769 of this decrease and is largely attributed to the sale of CST. This decrease is offset by fees paid to CST for servicing our telecommunications customers of $152,451 for 2004. Bad debt expense increased $86,758 over the prior year due to the increased number of proprietary customer accounts.

The decrease in depreciation and amortization of $18,273 results from the sale of CST previously explained.

Interest expense for 2004 of $12,518 is consistent with that for 2003 of $11,706.

Six Months Ended December 31, 2004 Compared to Six Months Ended December 31, 2003

Total revenue for the six months ended December 31, 2004 was $5,664,712 compared to $5,440,763 for 2003. Marketing commissions revenue was $2,615,256 for 2004 compared to $2,622,971 for the prior year. Telecommunications revenue was $3,049,456 for 2004 as compared to $2,817,360 for the prior year.

Marketing commissions revenue for 2004 decreased $7,715 from that of 2003. The second quarter of fiscal 2005 contributed increased commissions revenue compared to the same quarter for fiscal 2004. The second quarter activity helped compensate for a decrease in marketing commissions revenue for the first quarter compared to the same period in the prior year, as a result of initiatives we have taken to increase marketing commissions revenue. We have entered into agreements to market additional and new products that are in demand. We have also emphasized customer service reducing our response time to customer inquiries and order verification. Marketing additional and new products and better customer service have helped increase marketing commissions revenue.

Telecommunications revenue increased $232,096 for 2004 compared to 2003, or 8%. This increase resulted from an increase in telecommunications revenue from new proprietary products and services being sold, offset by the transfer of some revenue to CST in their sale mentioned below. Our proprietary customer base increased by approximately 6,800 customers when comparing this period to that of the prior year, again partially offset by the transfer of some products and their customers resulting from our sale of CST effective February 1, 2004. As part of the sale, CST maintained approximately $70,000 in monthly telecommunications revenue and the related customers that use these products and services.

Marketing commissions expense increased from $1,291,668 for 2003 to $1,338,248 for 2004, an increase of $46,580, or 4%. This increase is a result of a change in mix of products and services being sold.

Telecommunications commissions expense increased from $352,701 for 2003 to $453,975 for 2004, an increase of $101,274, or 29%. This increase is a result of an increase in the mix to higher telecommunications services resulting from the transfer of some services to CST noted above In addition, commissions expense being paid to Intandem agents is higher currently than in the prior year, due to the mix of products and services being sold by these agents.

Had the payments to a shareholder described in Note 2 to the Consolidated Financial Statements been recorded as marketing commissions expense instead of a reduction of deferred commissions payable on the balance sheet, marketing commissions expense would have been higher by $248,148, therefore reducing net income by this same amount. We do not anticipate recording these payments as marketing commissions expense until sometime in the year ending June 30, 2006.

Our operating profit margin, defined as revenue less commissions and telecommunications expenses, has decreased for 2004 compared to 2003 by $94,601, or 4%. . This decrease results from mix changes in both our commission revenue and our telecommunications revenue to higher commission products and services and from higher carrier cost on telecommunications revenue.

Telecommunications expense or carrier costs increased from $1,500,683 for 2003 to $1,691,379 for 2004 or an increase of $190,696 or 13%. This increase is primarily a result of increased carrier costs and the mix change resulting from certain products and services transferred to CST as noted above.

Selling, general and administrative expenses decreased $502,890 for 2004 compared to 2003, or 23%. This decrease is largely attributed to decreases in legal fees and salaries and related benefits expenses of approximately $780,000. The decrease in salaries and related benefits is $618,732 of this decrease and is largely attributed to the sale of CST. This decrease is offset by fees paid to CST for servicing our telecommunications customers of $281,483 for 2004. Bad debt expense increased $78,629 over the prior year due to the increased number of proprietary customer accounts.

The decrease in depreciation and amortization of $36,486 results from the sale of CST previously explained.

Interest expense for 2004 of $25,786 is consistent with that for 2003 of $22,210.

Liquidity and Capital Resources

We have historically funded our operations primarily from sales of securities and operations. As of December 31, 2004 we had cash and cash equivalents of $155,365 and negative working capital of $968,664. Cash provided by operations during the six months ended December 31, 2004 was $303,594. Cash used in financing activities of $356,348 included the payment of deferred commissions of $248,148 and a decrease in the receivables financing arrangement of $108,200.

We have a balance outstanding under a receivables financing arrangement as of December 31, 2004 of $199,900. This represents the amount of marketing commissions receivable that have been sold under an Accounts Receivable Purchase Agreement (Receivables Purchase Agreement) with a bank. The Receivables Purchase Agreement provides for up to $1,250,000 in marketing commissions receivable to be used as collateral for advances under the Receivables Purchase Agreement of which 75% of the marketing commissions receivable balances are available in cash advances to the Company. Interest charges are 1.3% per month on the marketing commissions receivable balances used as collateral. After one year, the Receivables Purchase Agreement is from year to year unless terminated in writing by either party. The Company is in compliance with the terms and conditions of the Receivables Purchase Agreement.

Cash flows generated from operations and from our receivables financing arrangement were sufficient to meet our working capital requirements for the six months ended December 31, 2004, but may not be sufficient to meet our working capital requirements for the foreseeable future or provide for expansion opportunities. Currently, we are slowly reducing our average balances outstanding under our receivables financing arrangement. We have reduced costs and expenses by reducing personnel, reducing or eliminating unwarranted expenses and have sold CST, our former subsidiary, which all combined have increased our cash flows in excess of $50,000 per month from certain levels in 2004. We are looking at various financing and equity opportunities to provide additional working capital or for expansion opportunities and continue to identify costs and expenses that can be reduced or eliminated. There can be no assurance we will be able to secure additional debt or equity financing, that we will be able to reduce or eliminate more costs and expenses or that cash flows from operations will produce adequate cash flow to enable us to meet all of our future obligations or to be able to expand. However, we believe that we will be successful in producing sufficient cash flows from all collective sources to continue for at least the next twelve months.

Forward Looking Statements

Certain of the information discussed herein, and in particular in this section entitled “Management’s Discussion and Analysis or Plan of Operation,” contains forward looking statements that involve risks and uncertainties that might adversely affect our operating results in the future in a material way. Such risks and uncertainties include, without limitation, our possible inability to become certified as a reseller in all jurisdictions in which we apply, the possibility that our proprietary customer base will not grow as we expect, our possible inability to obtain additional financing, the possible lack of producing agent growth, our possible lack of revenue growth, our possible inability to add new products and services that generate increased sales, our possible lack of cash flows, our possible loss of key personnel, the possibility of telecommunication rate changes and technological changes and the possibility of increased competition. Many of these risks are beyond our control. We are not entitled to rely on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, or Section 21E of the Securities Exchange Act of 1934 as amended, when making forward-looking statements.

Item 3.  Controls and Procedures

     (a)   Evaluation of disclosure controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, our disclosure controls and procedures were effective.

In preparing our audit for the year ended June 30, 2004, our auditors identified potential deficiencies within our internal control framework which have the potential to result in a material control weakness. These potential control deficiencies relate to the manner in which we process transactions to record telecommunications revenue and related accounts receivable as our current processes and procedures require substantive manual intervention, estimation and reliance on several sources of information that are not integrated with our accounting system.

In addition, our Chief Financial Officer oversees our accounting and general internal control process. We are not such that we can afford the luxury of having other financial accounting minded management members at his level that would help either crosscheck or advise in the accounting or financial reporting process. Although, our Chief Financial Officer is constantly involved in consultation with peers in the field of accounting and reporting, this situation could potentially result in a material control weakness.

After reviewing these potential control deficiencies, we do not believe they constitute material control weaknesses.

     (b)   Changes in internal controls.

There were no changes made in our internal controls during the period covered by this report or, to our knowledge, in other factors that could affect these controls subsequent to the date of their evaluation.

Part II – Other Information

Item 1. Legal Proceedings

In September 2004, we filed a lawsuit against American Communications LLC (American Communications), David Stone (Stone) and Harry Gorlovesky (Gorlovesky) in the Circuit Court of the Twentieth Judicial Circuit in and for Dade County, Florida. In our complaint, we allege (1) that American Communications breached a settlement agreement by not making all of the $100,000 of payments required thereunder to payoff a promissory note and agreement for $300,000 that was assigned to and is owed to us and we demanded judgment of $334,119 on the promissory note and agreement plus interest from May 10, 2004: (2) that we are owed $81,000 for a dishonored check of $20,000 written as the last payment due under the settlement agreement and (3) that Stone and Gorlovesky guaranteed the promissory note and agreement and must pay the amount due under the promissory note and agreement plus our attorneys fees, cost and expenses in collecting on the promissory note and agreement. American Communications and Stone and Gorlovesky have filed answers denying the claims in our complaint and setting forth certain affirmative defenses which we have denied.

In October 2004, American Communications issued us a check for $21,000 as a complete settlement of our claims. We returned the check to the attorney for American Communications and subsequently sent a letter to the attorney for American Communications stating that the check was not a complete settlement. The attorney for American Communications never signed the letter. We deposited the check in February 2005. The $21,000 will be reduced by any attorneys fees that we have to pay our attorney. We will dismiss the claim for the dishonored check and might have to argue that, by depositing the $21,000 check, we did not waive our other claims.

Item 4. Submission of Matters to a Vote of Security Holders

At our annual meeting of shareholders held on December 6, 2004, for which did not solicit proxies from shareholders, the following items were approved, as indicated by the vote stated following each item:

The first sentence of Article III, Section 2 of the bylaws was amended by adding the words “or by the shareholders” to the end thereof;

The third paragraph of Article III, Section 2 of the bylaws was amended to read, “By June 1, 2005, a majority of the board of directors must be independent as that term is defined by the rules of the American Stock Exchange LLC or by the rules of The NASDAQ Stock Market, whichever has the most lenient rules.”;

The last paragraph of Article III, Section 11, of the bylaws was amended by adding the following sentences thereto: “The Chairman of the Audit Committee may not be a member of the Compensation Committee. The Chairman of the Compensation Committee may not be a member of the Audit Committee. The provisions of the last two sentences may only be amended by a vote of the shareholders.”; and

Two new sentences were added to the beginning of Article IV, Section 5 of the bylaws which read as follows. “The directors shall appoint from among their members a director to serve as chairman of the board of directors. This provision of the bylaws may only be amended by a vote of the shareholders.”

For - 4,828,673 (all present at the meeting)	Against - None

That the number of directors to be voted on at the meeting be reduced to six.

For - 4,828,673 (all present at the meeting).	Against - None

The following persons were unanimously elected directors: Gary L. Cook, David L. Jackson, Christopher R. Seelbach, Robert B. Segal, James H. Shapiro and Thomas S. Smith to serve until the next Annual Meeting of Shareholders or until their successors are elected and qualify.

For - 4,828,673 (all present at the meeting).	Against - None

Item 6. Exhibits

Exhibits and Index of Exhibits.

EXHIBIT NO.           DESCRIPTION AND METHOD OF FILING

2.1

Funding Agreement dated April 1, 2003, by and among us, InTandem Communications Corp., David B. Hurwitz, Richard G. De Haven and Anthony Sgroi (except for Schedule B-Financial Model and Schedule E-Business Plan and Financial Statements) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 15, 2003).

2.2

Stock for Stock Exchange Agreement dated May 12, 2004 by and among Jimmy L. Boswell, David G. Lucas, Reginald W. Einkauf and John D. Miller (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on June 3, 2004).

3.1	Articles of Incorporation filed on May 6, 1983 (incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

3.2	Articles of Amendment to our Articles of Incorporation filed on June 23, 1988 (incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

3.3	Articles of Amendment to our Articles of Incorporation filed on July 12, 2000 (incorporated by reference to Exhibit 3.3 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

3.4	Articles of Amendment to our Articles of Incorporation filed on March 16, 2001 (incorporated by reference to our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001).

3.5	Articles of Amendment to our Articles of Incorporation filed on October 16, 2002 (incorporated herein by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on November 4, 2002).

3.6	Bylaws as amended through December 28, 2004 (incorporated by reference to Exhibit 3 to our Current Report on Form 8-K filed on January 3, 2005).

10.1

Purchase Agreement among us, Stanford Financial Group Company, Inc. and Stanford Venture Capital Holdings, Inc. (incorporated by reference to Exhibit 10 to our Current Report on Form 8-K filed on November 4, 2002).

10.2	Letter dated December 6, 2002, from us to eMaxDirect, LLC (incorporated by reference to Exhibit 10 to our Current Report on Form 8-K filed on December 10 2002).

10.3

Securities Purchase Agreement dated February 10, 2003, between us and David Stone and Harry Gorlovezsky (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 24, 2003).

10.4	Option to Purchase Promissory Note and Agreement from us to David Stone and Harry Gorlovezsky (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on April 24, 2003).

10.5	Form of Option to Purchase Common Stock (incorporated by reference to Exhibit 10.7 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

10.6	2001 Incentive and Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10 to our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001).

10.7

Stock Redemption Agreement dated November 30, 2001 between us, the Anderson Family Trust, Cantara Communications Corporation, Kevin E. Anderson Consulting, Inc. (without Exhibits A and B) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated December 18, 2001).

10.8	Training Services Framework Agreement dated May 17, 2002, between us and e-Max Direct LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated filed on July 2, 2002).

10.9

Transitional Supplemental Consulting Engagement letter dated July 11, 2002, between us and Kevin E. Anderson Consulting, Inc. (incorporated by reference to Exhibit 10.10 to our Annual Report Form 10-KSB for the year ended June 30, 2002).

10.10

Letter Agreement dated April 19, 2002, between Cognigen Networks, Inc. and Troy D. Carl (incorporated by reference to Exhibit 10.11 to our Annual report on Form 10-KSB for the year ended June 30, 2002).

10.11

Consultancy Engagement Agreement dated September 9, 2002, by and between Cognigen Networks, Inc and Combined Telecommunications Consultancy. Ltd. and letter dated September 9, 2003 extending the Consultancy Engagement Agreement (incorporated by reference to Exhibit 10.11 to our amended Annual Report on Form 10-KSB/A for the year ended June 30, 2003).

10.12

Modified Supplemental Consulting Engagement letter dated March 4, 2003, between us and Kevin Anderson (incorporated by reference to Exhibit 10.12 to our amended Annual Report on Form 10-KSB/A for the year ended June 30, 2003).

10.13

Extension of Modified Supplemental Consulting Engagement Agreement dated February 9, 2004 between us and Kevin Anderson Consulting, Inc. (incorporated by reference to Exhibit 2.1 to our Quarterly Report on Form 10-QSB for the Quarter ended December 31, 2003).

10.14

Termination of Funding Agreement and Settlement Agreement dated February 5, 2004 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-QSB for the Quarter ended December 31, 2003).

10.15

Amendment dated September 9, 2004, to Consulting Engagement Agreement between us and Combined Telecommunications Consultancy, Ltd. (incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

10.16

Accounts Receivable Purchase Agreement dated December 26, 2003, between us and Silicon Valley Bank (incorporated by reference to Exhibit 10.16 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

10.17

Accounts Receivable Purchase Modification Agreement dated November 22, 2004 between us and Silicon Valley Bank (incorporated by reference to Exhibit 10.1 to our current report on form 8-K filed on December 10, 2004).

14.1	Code of Business Conduct and Ethics. (incorporated by reference to Exhibit 14.1 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

21	Subsidiaries (incorporated by reference to Exhibit 21 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a)

31.2	Certification of Chief Financial Officer required by Rule 13a-14(a)

32.1	Certification of Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

COGNIGEN NETWORKS, INC.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNIGEN NETWORKS, INC.

By: /s/ Thomas S. Smith	Date: August _, 2005
Thomas S. Smith
President and Chief Executive
Officer
By: /s/ Gary L. Cook	Date: August _, 2005
Gary L. Cook
Chief Financial Officer

COGNIGEN NETWORKS, INC.

EXHIBIT INDEX

EXHIBIT NO.           DESCRIPTION AND METHOD OF FILING

2.1

Funding Agreement dated April 1, 2003, by and among us, InTandem Communications Corp., David B. Hurwitz, Richard G. De Haven and Anthony Sgroi (except for Schedule B-Financial Model and Schedule E-Business Plan and Financial Statements) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 15, 2003).

2.2

Stock for Stock Exchange Agreement dated May 12, 2004 by and among Jimmy L. Boswell, David G. Lucas, Reginald W. Einkauf and John D. Miller (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on June 3, 2004).

3.1	Articles of Incorporation filed on May 6, 1983 (incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

3.2	Articles of Amendment to our Articles of Incorporation filed on June 23, 1988 (incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

3.3	Articles of Amendment to our Articles of Incorporation filed on July 12, 2000 (incorporated by reference to Exhibit 3.3 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

3.4	Articles of Amendment to our Articles of Incorporation filed on March 16, 2001 (incorporated by reference to our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001).

3.5	Articles of Amendment to our Articles of Incorporation filed on October 16, 2002 (incorporated herein by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on November 4, 2002).

3.6	Bylaws as amended through December 28, 2004 (incorporated by reference to Exhibit 3 to our Current Report on Form 8-K filed on January 3, 2005).

10.1

Purchase Agreement among us, Stanford Financial Group Company, Inc. and Stanford Venture Capital Holdings, Inc. (incorporated by reference to Exhibit 10 to our Current Report on Form 8-K filed on November 4, 2002).

10.2	Letter dated December 6, 2002, from us to eMaxDirect, LLC (incorporated by reference to Exhibit 10 to our Current Report on Form 8-K filed on December 10 2002).

10.3

Securities Purchase Agreement dated February 10, 2003, between us and David Stone and Harry Gorlovezsky (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 24, 2003).

10.4	Option to Purchase Promissory Note and Agreement from us to David Stone and Harry Gorlovezsky (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on April 24, 2003).

10.5	Form of Option to Purchase Common Stock (incorporated by reference to Exhibit 10.7 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

10.6	2001 Incentive and Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10 to our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001).

10.7

Stock Redemption Agreement dated November 30, 2001 between us, the Anderson Family Trust, Cantara Communications Corporation, Kevin E. Anderson Consulting, Inc. (without Exhibits A and B) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated December 18, 2001).

10.8	Training Services Framework Agreement dated May 17, 2002, between us and e-Max Direct LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated filed on July 2, 2002).

10.9

Transitional Supplemental Consulting Engagement letter dated July 11, 2002, between us and Kevin E. Anderson Consulting, Inc. (incorporated by reference to Exhibit 10.10 to our Annual Report Form 10-KSB for the year ended June 30, 2002).

10.10

Letter Agreement dated April 19, 2002, between Cognigen Networks, Inc. and Troy D. Carl (incorporated by reference to Exhibit 10.11 to our Annual report on Form 10-KSB for the year ended June 30, 2002).

10.11

Consultancy Engagement Agreement dated September 9, 2002, by and between Cognigen Networks, Inc and Combined Telecommunications Consultancy. Ltd. and letter dated September 9, 2003 extending the Consultancy Engagement Agreement (incorporated by reference to Exhibit 10.11 to our amended Annual Report on Form 10-KSB/A for the year ended June 30, 2003).

10.12

Modified Supplemental Consulting Engagement letter dated March 4, 2003, between us and Kevin Anderson (incorporated by reference to Exhibit 10.12 to our amended Annual Report on Form 10-KSB/A for the year ended June 30, 2003).

10.13

Extension of Modified Supplemental Consulting Engagement Agreement dated February 9, 2004 between us and Kevin Anderson Consulting, Inc. (incorporated by reference to Exhibit 2.1 to our Quarterly Report on Form 10-QSB for the Quarter ended December 31, 2003).

10.14

Termination of Funding Agreement and Settlement Agreement dated February 5, 2004 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-QSB for the Quarter ended December 31, 2003).

10.15

Amendment dated September 9, 2004, to Consulting Engagement Agreement between us and Combined Telecommunications Consultancy, Ltd. (incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

10.16

Accounts Receivable Purchase Agreement dated December 26, 2003, between us and Silicon Valley Bank (incorporated by reference to Exhibit 10.16 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

10.17

Accounts Receivable Purchase Modification Agreement dated November 22, 2004 between us and Silicon Valley Bank (incorporated by reference to Exhibit 10.1 to our current report on form 8-K filed on December 10, 2004).

14.1	Code of Business Conduct and Ethics. (incorporated by reference to Exhibit 14.1 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

21	Subsidiaries (incorporated by reference to Exhibit 21 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a)

31.2	Certification of Chief Financial Officer required by Rule 13a-14(a)

32.1	Certification of Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 31.1

CERTIFICATION

I, Thomas S. Smith, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB/A of Cognigen Networks, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Omitted

(c)

Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.

The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal controls over financial reporting.

Date:	August __, 2005	/s/ Thomas S. Smith
Thomas S. Smith
Title: Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Gary L. Cook, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB/A of Cognigen Networks, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Omitted

(c)

Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.

The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal controls over financial reporting.

Date:	August __, 2005	/s/ Gary L. Cook
Gary L. Cook
Title: Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Cognigen Networks, Inc. (the “Company”) on Form 10-QSB/A for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Thomas S. Smith, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas S. Smith Thomas S. Smith President and Chief Executive Officer

Dated: August _, 2005

EXHIBIT 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Cognigen Networks, Inc. (the “Company”) on Form 10-QSB/A for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gary L. Cook, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Gary L. Cook Gary L. Cook Chief Financial Officer

Dated: August _, 2005

AMENDED MARCH 31, 2005 FORM 10-QSB

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB/A

(X) QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2005

OR

(  ) TRANSITION REPORT UNDER SECTION 13 OR 15(d)
OF THE EXCHANGE ACT
For the transition period from _________ to _________

Commission File Number 0-11730

COGNIGEN NETWORKS, INC.
(Exact name of small business issuer as specified in its charter)

Colorado	84-1089377
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

6405 218th Street SW, Suite 305
Mountlake Terrace, WA 98043
(Address of principal executive offices)

(425) 329-2300
(Issuer’s Telephone number)

N/A
______________________________________________________________________
(Former name, former address and former fiscal year, if changed since last report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  [X]    No [   ]

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the registrant filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.   Yes  [   ]    No   [   ]

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date.

Class	Outstanding at April 30, 2005
Common Stock, $.001 par value	8,753,972

Transitional Small Business Disclosure Format (Check one):    Yes  [   ]     No   [X]

COGNIGEN NETWORKS, INC.

Commission File Number: 0-11730
Quarter Ended March 31, 2005

FORM 10-QSB/A

Part I - FINANCIAL INFORMATION
Item 1. Consolidated Financial Statements
Consolidated Balance Sheets	Page 2
Unaudited Consolidated Statements of Operations	Page 3
Unaudited Consolidated Statements of Cash Flows	Page 4
Notes to Unaudited Consolidated Financial Statements	Page 5
Item 2. Management’s Discussion and Analysis or Plan of Operation	Page 10
Item 3. Controls and Procedures	Page 15
Part II - OTHER INFORMATION
Item 1. Legal Proceedings	Page 17
Item 6. Exhibits	Page 17
Signatures	Page 20

COGNIGEN NETWORKS, INC.

Part I - Financial Information

Item 1. Financial Statements

Consolidated Balance Sheets

	March 31, 2005	June 30, 2004
	Unaudited
Assets
Current assets
Cash	$ 115,242	$ 213,611
Accounts receivable, net	437,256	481,092
Commissions receivable, net	1,123,340	773,168
Inventory	12,535	15,543
Other current assets	46,846	52,210

Total current assets	1,735,219	1,535,624

Non-current assets
Property, plant and equipment, net	19,582	16,847
Deposits and other assets	22,220	60,424

Total non-current assets	41,802	77,271

Total assets	$ 1,777,021	$ 1,612,895

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$ 619,718	$ 670,416
Accrued liabilities	229,614	444,098
Commissions payable	937,567	811,729
Current portion of deferred commissions	366,142	511,200
Receivables financing arrangement	183,750	308,100
Other current liabilities	--	1,638

Total current liabilities	2,336,791	2,747,181
Deferred commissions less current portion	--	237,346
Other long-term liabilities	442	68,391

Total liabilities	2,337,233	3,052,918

Stockholders’ deficit
Preferred stock no par value, 20,000,000 shares authorized, 500,000 shares
issued and outstanding, $1.00 per share liquidation preference	450,000	450,000
Common stock $.001 par value, 300,000,000 shares authorized; 8,753,972
issued and outstanding as of March 31, 2005 and June 30, 2004	8,754	8,754
Additional paid-in capital	11,954,331	11,954,331
Accumulated deficit	(12,973,297)	(13,853,108)

Total stockholders’ deficit	(560,212)	(1,440,023)

Total liabilities and stockholders’ deficit	$ 1,777,021	$ 1,612,895

See notes to unaudited consolidated financial statements.

COGNIGEN NETWORKS, INC.
Unaudited Consolidated Statements of Operations

	Three Months Ended March 31,		Nine Months Ended March 31,
	2005	2004	2005	2004
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue
Marketing commissions	$ 1,596,618	$ 1,220,450	$ 4,211,874	$ 3,843,420
Telecommunications	1,413,552	1,449,344	4,463,008	4,283,876
Other	--	12,398	--	(4,342)

Total revenue	3,010,170	2,682,192	8,674,882	8,122,954

Operating expenses
Commissions:
Marketing	913,676	571,292	2,251,924	1,862,959
Telecommunications	191,812	162,409	645,787	515,110
Telecommunications	755,561	774,688	2,446,940	2,275,371
Selling, general and administrative	784,201	4,144,625	2,465,928	6,329,242
Depreciation and amortization	3,934	6,554	12,249	51,355

Total operating expenses	2,649,184	5,659,568	7,822,828	11,034,037

Income from operations	360,986	(2,977,376)	852,054	(2,911,083)
Interest expense	(14,679)	(11,991)	(40,465)	(34,201)

Income before income taxes	346,307	(2,989,367)	811,589	(2,945,284)
Income taxes	--	--	--	--

Net income	346,307	(2,989,367)	811,589	(2,945,284)
Preferred dividends	(10,000)	(10,000)	(30,000)	(30,000)

Net income attributable to
common shareholders	$ 336,307	$(2,999,367)	$ 781,589	$(2,975,284)

Income per common share-
basic and diluted	$ .04	$ (.33)	$ .09	$ (.32)

Weighted average number of common shares
outstanding:
Basic	8,753,972	9,026,499	8,753,972	9,379,427

Diluted	8,857,049	9,026,499	8,770,382	9,379,427

See notes to unaudited consolidated financial statements.

COGNIGEN NETWORKS, INC.
Unaudited Consolidated Statements of Cash Flows

	Nine Months Ended March 31,
	2005	2004
	Unaudited	Unaudited
Cash flows from operating activities
Net income	$ 811,589	$(2,945,284)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,249	51,355
Bad debt expense	113,376	213,913
Loss provision for CST and Funding Agreement	--	2,966,947
Changes in assets and liabilities:
Accounts receivable	(69,540)	(548,344)
Commissions receivable, net	(350,172)	85,850
Inventory	3,008	16,880
Deposits and other assets	5,364	(18,017)
Accounts payable	(50,698)	120,520
Commissions payable	125,838	(76,172)
Accrued liabilities	(214,484)	217,619
Other current liabilities	(1,638)	(22,457)
Other	273	379

	(426,424)	3,008,473

Net cash provided by operations	385,165	63,189

Cash flows from investing activities
Capital expenditures	(14,984)	--
Increase in investments to Intandem	--	(221,397)
Decrease in deposits and other assets	38,204	1,798

Net cash provided by (used in) investing activities	23,220	(219,599)

Cash flows from financing activities
Payments on deferred commissions	(382,404)	(394,049)
Decrease in receivables financing arrangement	(124,350)	--
Proceeds from financing arrangement	--	207,038
Payment on notes payable	--	(50,000)

Net cash used in financing activities	(506,754)	(237,011)

Net decrease in cash and cash equivalents	(98,369)	(393,421)
Cash and cash equivalents-beginning of period	213,611	412,992

Cash and cash equivalents-end of period	$ 115,242	$ 19,571

Supplemental Disclosures of Cash Flow Information and Non-Cash Transactions

Cash payments for interest expense during the nine months ended March 31, 2005 and 2004 were $40,465 and $34,201, respectively.

See notes to unaudited consolidated financial statements.

COGNIGEN NETWORKS, INC.

Notes to Unaudited Consolidated Financial Statements
March 31, 2005

Note 1 – Description of Business

Cognigen Networks, Inc. (the Company) was incorporated in May 1983 in the State of Colorado to engage in the cellular radio and broadcasting business and to engage in any other lawful activity permitted under Colorado law. In June 1988, the Company changed its name to Silverthorne Production Company (Silverthorne) and commenced operations in the oil and gas industry. These operations were discontinued in 1989. Between 1989 and 1999, Silverthorne attempted to locate acquisition prospects and negotiate an acquisition. Silverthorne’s pursuit of an acquisition did not materialize until August, 1999, with the acquisition of the assets of Inter-American Telecommunications Holding Corporation (ITHC), which was accounted for as a reverse acquisition. The surviving entity changed its name to Cognigen Networks, Inc. on July 12, 2000.

The Company is an Internet and relationship enabled marketer primarily of long distance telephone and personal communications services. Revenue is generated in two ways. First, marketing commissions revenue is generated from a number of outside vendors who are represented on the Company’s sales agent web sites and for whom the Company sells their products and services via contractual agreements. Second, telecommunications revenue is generated through sales of the Company’s proprietary products and services through the Company’s sales agent web sites.

Restatement of Consolidated Financial Statements

The Company has amended its Form 10-QSB for the quarter ended March 31, 2005 in order bring the Company’s certifications into compliance with the Public Accounting Oversight Board.

Note 2 – Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of Cognigen Networks, Inc. and its subsidiaries, Cognigen Switching Technologies, Inc. (CST) through January 31, 2004 and Intandem Communications Corp. (Intandem) since February 1, 2004. See Note 8 regarding information regarding the sale of CST and Note 4 for information on Intandem. All intercompany accounts and transactions have been eliminated in consolidation.

In the opinion of management, all adjustments, consisting only of normal recurring adjustments, have been made to (a) the unaudited consolidated statements of operations for the three and nine months ended March 31, 2005 and 2004, respectively, (b) the unaudited consolidated balance sheet as of March 31, 2005 and (c) the unaudited consolidated statements of cash flows for the nine months ended March 31, 2005 and 2004, respectively, in order to make the financial statements not misleading.

The Company has not recorded a provision for income taxes for the three and nine months ended March 31, 2005 and 2004. The Company has net operating loss carryforwards to offset taxable income in these periods.

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for financial statements. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended June 30, 2004, included in the Company’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission.

COGNIGEN NETWORKS, INC.

Notes to Unaudited Consolidated Financial Statements
March 31, 2005

Note 2 – Summary of Significant Accounting Policies (continued)

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The results for the three and nine months ended March 31, 2005 may not necessarily be indicative of the results for the fiscal year ending June 30, 2005.

On November 21, 2001, the Company entered into a Stock Redemption Agreement with a stockholder, in which the stockholder agreed to sell to the Company 2,712,501 shares of the Company’s common stock, at approximately $.77 per share, which approximated market value, in exchange for potential future commissions of $2,088,622 on certain customers, as defined in the agreement. The shares were purchased in December 2001. Deferred commissions payable are being paid out based upon commissions earned as defined in the agreement. The agreement does not guarantee that commissions will be earned. As of March 31, 2005, the remaining balance of deferred commissions payable was $366,142. The Company has classified the entire balance as current based on historical commissions. After the $366,142 of deferred commissions has been earned and paid to the stockholder, commissions will continue to be paid to the stockholder and recorded as marketing commissions expense in the statement of operations. Had the payments of $134,256 and $382,404 for the three and nine months ended March 31, 2005, respectively, been recorded as marketing commissions expense instead of a reduction of deferred commissions payable on the balance sheet, marketing commissions expense would have been higher by $134,256 and $382,404. The Company does not anticipate recording these payments as marketing commissions expense until sometime in the year ending June 30, 2006 See Note 10 for additional information.

COGNIGEN NETWORKS, INC.

Notes to Unaudited Consolidated Financial Statements
March 31, 2005

The following presents statement of operations data and proforma data. The proforma data reflect certain statement of operations accounts for the three and nine months ended March 31, 2005 that reflect the increase in commissions expense had the payments to the stockholder, described in the preceding paragraph, during these periods been accounted for as commissions expense rather than a reduction to deferred commissions payable.

	Pro Forma	Actual	Pro Forma	Actual
	Three Months Ended March 31, 2005	Three Months Ended March 31, 2005	Nine Months Ended March 31, 2005	Nine Months Ended March 31, 2005
Total revenue	$3,010,170	$3,010,170	$8,674,882	$8,674,882

Operating expenses:
Marketing commissions	1,239,744	1,105,488	3,280,115	2,897,711
Telecommunications	755,561	755,561	2,446,940	2,446,940
Selling, general and administrative	784,201	784,201	2,465,928	2,465,928
Depreciation and amortization	3,934	3,934	12,249	12,249

Total operating expenses	2,783,440	2,649,184	8,205,232	7,822,828

Income from operations	$ 226,730	$ 360,986	$ 469,650	$ 852,054

Net income attributable to common
shareholders	$ 202,051	$ 336,307	$ 399,185	$ 781,589

Income per common share - basic and diluted
	$ .02	$ .04	$ .05	$ .09

Certain amounts in prior consolidated financial statements have been reclassified to conform to the current presentation.

COGNIGEN NETWORKS, INC.

Notes to Unaudited Consolidated Financial Statements
March 31, 2005

Note 3 –Note Receivable

As of March 31, 2005, the Company has a note receivable outstanding with a net book value of zero from American Communications, LLC (formerly known as American Internet Communications, LLC) in accordance with a $300,000 Promissory Note and Agreement due in October 2004, originally recorded on the balance sheet at $77,500. This note bears interest at 12% payable annually, is secured by the personal guaranty of the principals of American Communications, and was due October 4, 2004. The Company agreed to payment on the note of $100,000 plus $2,000 in attorneys’ fees as full satisfaction of the note, if paid by July 2004. All but $20,000 was paid by the due date which put the agreement in default and the $80,000 received was applied to interest on the original note. Subsequently, $21,000 was received and applied to interest outstanding. The remaining balance of approximately $300,000 remains due and in default. The Company has filed a lawsuit against American Communications and the two guarantors of the note to attempt to collect the remaining balance due.

Note 4 – Acquisition of Intandem

On April 1, 2003, the Company and certain principals of Intandem entered into an agreement (Funding Agreement) pursuant to which the Company agreed to provide up to $448,093 in a series of loans to Intandem. Effective February 1, 2004, by mutual agreement of the principals of Intandem and the Company, the Funding Agreement was terminated and a separate agreement, the Termination of Funding Agreement and Settlement Agreement (Termination Agreement), was entered into.

The Termination Agreement provided that the Company would convert notes receivable outstanding at the time of $387,399 into 100% of the outstanding stock of Intandem in exchange for payments of $10,000 per month for eight months, assumption of up to approximately $45,000 in liabilities, cancellation of all employment contracts of the Intandem principals and cancellation of options to purchase common stock of the Company. All required amounts have been funded under the Funding Agreement and Termination Agreement. Due to questions of recoverability of amounts funded under the Termination Agreement, a provision of $494,149 was taken in the statement of operations in the year ended June 30, 2004.

In conjunction with the transaction with InTandem, a consultant was to be paid, under its consulting agreement with the Company, a commission that was being negotiated with the Company. In October 2004, the Company and consultant agreed that $20,000 of a combination of stock and cash was owed by the Company to the consultant in connection with the Intandem transaction. However, the consultant subsequently agreed to waive this commission.

COGNIGEN NETWORKS, INC.

Notes to Unaudited Consolidated Financial Statements
March 31, 2005

Note 5 –Receivables Financing Arrangement

The balance of receivables financing arrangement as of March 31, 2005 is $183,750. This represents the amount of commissions receivable that have been sold under an Accounts Receivable Purchase Agreement (Receivables Purchase Agreement) with a bank. The Receivables Purchase Agreement provides for up to $1,250,000 in commissions receivable to be used as collateral for advances under the Receivables Purchase Agreement, of which 75% of the commissions receivable balances are available in cash advances to the Company. Interest charges are 1.3% per month on the commissions receivable balances used as collateral.

Note 6 –Stockholders’ Deficit

On October 17, 2002, the Company issued 500,000 shares of 8% Convertible Series A Preferred Stock (Preferred Stock). Each share of the Preferred Stock is convertible, at the option of the holder, into one share of the Company’s common stock for a period of five years. At that time, the Preferred Stock is automatically converted to common stock. The Preferred Stock does not have voting rights and has a liquidation preference of $1.00 per share.

Dividends on the Preferred Stock are cumulative at the rate of 8% per annum of the liquidation value, $1.00 per share, are payable in cash, when and if declared by the Board of Directors, and are preferential to any other junior securities, as defined. The Company has not accrued for dividends on the balance sheet for the Preferred Stock as the Board of Directors has not declared dividends. However, the accrued dividends have been included in the earnings per share calculations as reflected on the statements of operations. As of March 31, 2005, total undeclared cumulative dividends that would have been payable if declared was $98,222.

Note 7 — Stock Options and Warrants

The Company has established the 2001 Incentive and Non-statutory Stock Option Plan (the Plan), which authorizes the issuance of up to 625,000 shares of the Company’s common stock. The Plan will remain in effect until 2011 unless terminated earlier by an action of the Board. All employees, board members and consultants of the Company are eligible to receive options under the Plan at the discretion of the Board. Options issued under the Plan vest according to the individual option agreement for each grantee.

During the nine months ended March 31, 2004, the Company granted 10,000 and zero options, respectively, to employees to purchase shares of common stock of the Company. The prior year options that were granted vested 5,000 immediately and 5,000 in one year, were exercisable at market value and expired five years from the date of grant. During the nine months ended March 31, 2005, there were no options granted.

As of March 31, 2005, the number of stock options outstanding under the Plan was 475,000.

As of March 31, 2005, the number of stock options outstanding not under any plan was 25,000. 1,000,000 options exercisable at $3.68 per share expired in August 2004.

COGNIGEN NETWORKS, INC.

Notes to Unaudited Consolidated Financial Statements
March 31, 2005

Note 7 — Stock Options and Warrants (continued)

As of March 31, 2005, there were 1,050,000 warrants outstanding that were exercisable into shares of common stock of the Company. In October 2004, 150,000 warrants that were exercisable at $.50 per share expired unexercised.

Note 8 – Stock for Stock Exchange Agreement

On May 12, 2004, after approval by the Board of Directors, the Company entered into a Stock for Stock Exchange Agreement with Jimmy L. Boswell, David G. Lucas, Reginald W. Einkauf and John D. Miller (collectively the Principals) pursuant to which the Principals agreed to exchange with the Company a total of 800,000 shares of the Company’s common stock owned by the Principals for all of the outstanding common stock of the Company’s wholly-owned subsidiary, CST, and warrants to purchase 200,000 shares of the Company’s common stock effective February 1, 2004. The closing occurred on May 21, 2004. At the closing CST entered into a Master Services Agreement (MSA) to provide the Company with telecommunications rating, billing, provisioning, customer care, commissioning and database management for a fee. The MSA was effective February 1, 2004 and goes for one year periods unless terminated by either party at the end of each period with a 30 day notice.

Note 9 – Commitments and Contingencies

On April 19, 2005, the Company entered into a Services Agreement with Vcommerce Corporation pursuant to which Vcommerce has agreed to provide the Company with the back office for an online retail store which the Company plans to offer to customers through its sales agent force. Pursuant to the Services Agreement, Cognigen paid Vcommerce $20,000 upon the signing and will pay $5,000 per month over the first 12 months of the Services Agreement. In addition, the Company is to pay Vcommerce a fee of $4,000 per month for monthly hosting services and other fees as agreed upon by the Company.

The Services Agreement is in effect for 36 months with automatic renewals unless terminated by either party. The Company has the right to terminate the Services Agreement after the first 12 months of the term by paying Vcommerce $24,000 and giving Vcommerce six months notice of termination during which period Vcommerce would provide no services to the Company.

On April 7, 2005, David L. Jackson, one of the Company’s directors and a member of our Compensation Committee, filed a complaint with the California Department of Fair Employment and Housing (No. E200405M1559-00-ap) alleging that he was terminated by our Board of Directors because of “medical cancer condition and disparate treatment because of age, insurance costs, salary, accrued vacation, sick pay, severance pay, deferred compensation claims during the time” that he “was recovering from cancer surgery”. It is the Company’s position that Mr. Jackson was terminated due to the failure by him to perform the tasks assigned to him and that were a part of his employment status. Although the Company intends to defend the claim, because of the costs involved, the Company may consider a settlement with Mr. Jackson. Mr. Jackson did not specify in his complaint the amount of his alleged losses.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

We are an Internet and relationship enabled marketer of long distance telephone and personal communications services. We earn revenue in two ways. First, we earn commissions revenue from a number of outside vendors whom we represent on our agent web sites and sell their products and services via contractual agreements. Second, we earn telecommunications revenue through sales of our own proprietary products and services through our agent web sites.

We made a major strategic transition in our business profile and delivery of products and services over the past nineteen months. In addition to earning commissions on the sale of the services and products of outside vendors, we are now selling more of our own proprietary branded products and services. Because we show the total revenue for these customers, not just a commission on the revenue of outside vendors products and services, we generate approximately five to seven times as much revenue on an equivalent customer usage. Our profit margins on our own proprietary products and services are somewhat less compared to the profit margins we recognize from selling products and services of our outside vendors but our overall net income can be much higher because there is five to seven times as much revenue.

Through the acquisition of multiple state licenses, billing capability and new distribution channels, we can grow revenue, maintain closer contact with our customers, and control bottom line retention and contribution to a greater degree on sales of our own proprietary products and services.

We had net income of $220,920 and $465,282 for the three and six months ended December 31, 2004. This net income in large part was derived from our actions taken during the past year to reduce costs and to diversify our product line. We are undertaking other initiatives aimed at providing our agents with more attractive and competitive product offerings, improving our proprietary products and services, and expanding our vendor relationships.

Three Months Ended December 31, 2004 Compared to Three Months Ended December 31, 2003

Total revenue for the three months ended December 31, 2004 was $2,919,868 compared to $2,816,786 for 2003. Marketing commissions revenue was $1,369,035 for 2004 compared to $1,229,612 for the prior year. Telecommunications revenue was $1,550,833 for 2004 as compared to $1,594,118 for the prior year.

Marketing commissions revenue for 2004 increased $139,423 from that of 2003 or 11%. This increase reflects initiatives we have taken to increase marketing commissions revenue. We have entered into agreements to market additional and new products that are in demand. We have also emphasized customer service reducing our response time to customer inquiries and order verification. Marketing additional and new products and better customer service have helped increase marketing commissions revenue.

Note 10 – Related Party Information

On November 21, 2001, the Company entered into a Stock Redemption Agreement with the Anderson Family Trust (AFT), a substantial stockholder of the Company, whereby AFT sold 2,712,501 shares of the Company’s common stock to the Company in exchange for the transfer by the Company to the AFT of the original Cognigen Agency and all of its downline agents. As a result of this transaction, AFT received the contingent right to receive all of its direct sales commissions and generational downline commission overrides. During the first twelve months of the ownership by the AFT of the former Cognigen Agency, now renamed Cantara Agency (Cantara), the AFT agreed to a capping of the commissions payable to it, thereafter commencing January 2003, AFT/Cantara Agency has received the full direct and generational override commissions it is entitled to earn pursuant to the existing and current Company commission structure applicable for all agents. Payment of commissions to the AFT/Cantara Agency is totally contingent upon the generation of sales by it and its downline agents and payment for the products and services sold by the Company’s customers and vendors. The sales are generated either directly by employees of the Cantara Agency and/or its downline sub-agents. The Cantara Agency has contracted with Kevin E. Anderson Consulting, Inc. (KEAC), a corporation owned by Kevin E, Anderson, founder of Cognigen Communications and a beneficiary of the AFT, to manage the Cantara Agency for a set monthly fee. The AFT owns approximately 13% of the Company’s common stock. Currently, the monthly commission payment to the AFT/Cantara Agency is approximately 11% of the total commissions paid monthly to all of the Company’s agents. The Company’s agents, who contribute to the generational downline commissions earned by the Cantara Agency, are themselves paid approximately 70% of all the commissions paid monthly by the Company.

On February 28, 2005, the Company entered into an agreement with SEGAL & Co Incorporated (S&Co), which is controlled by Robert B. Segal, a current director of the Company. Under the agreement, S&Co is to act as a non-exclusive financial advisor to the Company. If S&Co is successful in raising funds on terms acceptable to the Company, S&Co will receive a financing fee of 4% of the first $5,000,000, 2% of the subsequent $10,000,000 and 1% thereafter. If S&Co is able to find a merger or acquisition acceptable to the Company, S&Co will receive 2.5% of the value of the transaction. The agreement is for 12 months unless extended on a month to month basis thereafter. The agreement also provides for reimbursement of preapproved expenses up to $2,000 per month.

Robert B. Sega,l who currently serves as a member of the Board of Directors of the Company, resigned as Chairman and Member of the Audit Committee on May 12, 2005.

Item 2.MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

We are an Internet and relationship enabled marketer of primarily long distance telephone and personal communications services. We earn revenue in two ways. First, we earn commissions revenue from a number of outside vendors whom we represent on our sales agent web sites and sell their products and services via contractual agreements. Second, we earn telecommunications revenue through sales of our own proprietary products and services through our sales agent web sites. In addition to earning commissions on the sale of the services and products of outside vendors, we sell our own proprietary branded products and services. Because we record the total revenue for these customers, not just a commission on the revenue of outside vendors products and services, we generate approximately five to seven times as much revenue on an equivalent customer usage. Our profit margins on our own proprietary products and services are currently somewhat less compared to the profit margins we recognize from selling products and services of our outside vendors. However, our overall net income can potentially be higher because there is five to seven times as much revenue.

We had net income of $346,307 and $811,589 for the three and nine months ended March 31, 2005. This net income in large part was derived from our actions taken during the past year to reduce costs and to diversify our product line. We are undertaking other initiatives aimed at providing our agents with more attractive and competitive product offerings and expanding our vendor relationships.

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004

Total revenue for the three months ended March 31, 2005 was $3,010,170 compared to $2,682,192 for 2004. Marketing commissions revenue was $1,596,618 for 2005 compared to $1,220,450 for the prior year. Telecommunications revenue was $1,413,552 for 2005 as compared to $1,449,344 for the prior year.

Marketing commissions revenue for 2005 increased $376,168 from that of 2004, or 31%. This increase reflects initiatives we have taken to increase marketing commissions revenue. We have entered into agreements to market additional and new products that were and remain very consumer desirable. We have also added new master agents to our sales force, as well as emphasized customer service reducing our response time to customer inquiries and order verification. Marketing additional and new products, adding master agents and better customer service have helped increase marketing commissions revenue.

Telecommunications revenue decreased $35,792 for 2005 compared to 2004, or 3%. This decrease results from a decrease from the sale of our former subsidiary Cognigen Switching Technologies, Inc. (CST) and a decrease in our proprietary customer base. As part of the sale, CST maintained approximately $70,000 in monthly telecommunications revenue, approximately 50% from a conferencing product it switches through its facilities based switch and another 50% from a customer base which receives no new customers but is primarily a billing service based customer.

Marketing commissions expense increased from $571,292 for 2004 to $913,676 for 2005, an increase of $342,384, or 60%. This increase correlates to an increase in marketing commissions revenue explained above. The higher percentage increase in marketing commissions expense compared to the increase in marketing commissions revenue results from a difference in product mix between the periods and the payment of higher commission expense to certain master sales agents who have been added to our sales agent force in the last six months to increase volume and sell certain products and services.

Telecommunications commissions expense increased from $162,409 for 2004 to $191,812 for 2005, an increase of $29,403 or 18%. This increase is a result of a change in the mix of telecommunications products and services resulting from the transfer of some services to CST noted above. In addition, commissions expense being paid to Intandem sales agents is higher currently than in the prior year, due to the mix of products and services being sold by these sales agents.

Had the payments to a shareholder described in Note 2 to the Consolidated Financial Statements been recorded as marketing commissions expense instead of a reduction of deferred commissions payable on the balance sheet, marketing commissions expense would have been higher by $134,256, therefore reducing net income by this same amount. We do not anticipate recording these payments as marketing commissions expense until sometime in the year ending June 30, 2006.

Telecommunications expense, or carrier costs, decreased from $774,688 for 2004 to $755,561 for 2005, or a decrease of $19,127, or 3%. This decrease correlates to the decrease in telecommunications revenue described above. The margins on our telecommunications revenue decreased compared to the prior period reflective of higher carrier costs and a highly competitive market for long distance customers being driven by long distance rates. A change in product mix also contributed to the increase.

Our operating profit margin, defined as revenue less commissions expenses and telecommunications expenses or carrier costs, has decreased compared to the prior period by 10% for marketing commission revenue and 2% for telecommunications revenue. These decreases result from mix changes in both our commission revenue and our telecommunications revenue to higher commission products and services, from higher carrier costs on telecommunications revenue and increased commissions expense to master agents.

Selling, general and administrative expenses decreased $3,360,424 for 2004 compared to 2003. This decrease is primarily attributed to $2,996,732 in loss provisions recorded in the prior year and decreases in expenses due to the sale of CST.

The decrease in depreciation and amortization of $2,620 results from the sale of CST previously explained.

Interest expense for 2005 of $14,679 is consistent with that for 2004 of $11,991.

Nine Months Ended March 31, 2005 Compared to Nine Months Ended March 31, 2004

Total revenue for the nine months ended March 31, 2005 was $8,674,882 compared to $8,122,954 for 2004. Marketing commissions revenue was $4,211,874 for 2005 compared to $3,843,420 for the prior year. Telecommunications revenue was $4,463,008 for 2004 as compared to $4,283,876 for the prior year.

Marketing commissions revenue for 2005 increased $368,454, or 10%, compared to that of 2004. We have entered into agreements to market additional and new products that were and remain very consumer desirable. We have also added new master agents to our sales force, as well as emphasized customer service reducing our response time to customer inquiries and order verification. Marketing additional and new products, adding master agents and better customer service have helped increase marketing commissions revenue.

Telecommunications revenue increased $179,132 for 2005 compared to 2004, or 4%. This increase resulted from an increase in telecommunications revenue from new proprietary products and services being sold, offset by the transfer of some revenue to CST in the sale of CST. Our average proprietary customer base during the 2005 when compared to the prior year was higher. This was partially offset by the transfer of some products and their customers resulting from our sale of CST effective February 1, 2004. As part of the sale, CST maintained approximately $70,000 in monthly telecommunications revenue, approximately 50% from a conferencing product it switches through its facilities based switch and another 50% from a customer base which receives no new customers but is primarily a billing service based customer.

Marketing commissions expense increased from $1,862,959 for 2004 to $2,251,924 for 2005, an increase of $388,965, or 21%. This increase follows the increase in marketing commissions revenue explained above. The higher percentage increase in marketing commissions expense compared to the increase in marketing commissions revenue results from a difference in product mix between the periods and the payment of higher commission expense to certain master sales agents who have been added to our sales agent force in the last six months to increase volume and sell certain products and services.

Telecommunications commissions expense increased from $515,110 for 2004 to $645,787 for 2005, an increase of $130,677 or 25%. This increase is a result of an increase in the mix to higher telecommunications services resulting from the transfer of some services to CST noted above. In addition, commissions expense being paid to Intandem sales agents is higher currently than in the prior year, due to the mix of products and services being sold by these sales agents.

Had the payments to a shareholder described in Note 2 to the Consolidated Financial Statements been recorded as marketing commissions expense instead of a reduction of deferred commissions payable on the balance sheet, marketing commissions expense would have been higher by $382,404, therefore reducing net income by this same amount. We do not anticipate recording these payments as marketing commissions expense until sometime in the year ending June 30, 2006.

Our operating profit margin, defined as revenue less commissions expenses and telecommunications expenses or carrier costs, has decreased compared to the prior period by 5% for marketing commission revenue and 4% for telecommunications revenue. These decreases result from mix changes in both our commission revenue and our telecommunications revenue to higher commission products and services, from higher carrier costs on telecommunications revenue and increased commissions expense to master sales agents.

Telecommunications expense or carrier costs increased from $2,275,371 for 2004 to $2,446,940 for 2005 or an increase of $171,569, or 8%. This increase correlates to the increase in telecommunications revenue described above. The margins on our telecommunications revenue decreased compared to the prior period reflective of higher carrier costs and a highly competitive market for long distance customers being driven by long distance rates. A change in product mix also contributed to the increase.

Selling, general and administrative expenses decreased $3,863,314 for 2005 compared to 2004, or 61%. This decrease is primarily attributed to $2,996,732 in loss provisions recorded in the prior year, decreases in expenses due to the sale of CST and lower legal expenses.

The decrease in depreciation and amortization of $39,106 results from the sale of CST previously explained.

Interest expense was $40,465 for 2005.

Liquidity and Capital Resources

We have historically funded our operations primarily from sales of securities and operations. As of March 31, 2005 we had cash and cash equivalents of $115,242 and negative working capital of $601,572. Cash provided by operations during the nine months ended March 31, 2005 was $385,165. Cash used in financing activities of $506,754 included the payment of deferred commissions of $382,404 and a decrease in the receivables financing arrangement of $124,350.

We have a balance outstanding under a receivables financing arrangement as of March 31, 2005 of $183,750. This represents the amount of marketing commissions receivable that have been sold under an Accounts Receivable Purchase Agreement (Receivables Purchase Agreement) with a bank. The Receivables Purchase Agreement provides for up to $1,250,000 in marketing commissions receivable to be used as collateral for advances under the Receivables Purchase Agreement of which 75% of the marketing commissions receivable balances are available in cash advances to us. Interest charges are 1.3% per month on the marketing commissions receivable balances used as collateral. After one year, the Receivables Purchase Agreement is from year to year unless terminated in writing by either party. We are in compliance with the terms and conditions of the Receivables Purchase Agreement.

On April 19, 2005, we entered into a Services Agreement with Vcommerce Corporation pursuant to which Vcommerce has agreed to provide us with the back office for an online retail store which we plan to offer to customers through our sales agent force. Pursuant to the Services Agreement, we paid Vcommerce $20,000 upon the signing and will pay $5,000 per month over the first 12 months of the Services Agreement. In addition, we will pay Vcommerce a fee of $4,000 per month for monthly hosting services and other fees as agreed upon by us. The Services Agreement is in effect for 36 months with automatic renewals unless terminated by either party. We have the right to terminate the Services Agreement after the first 12 months of the term by paying Vcommerce $24,000 and giving Vcommerce six months notice of termination during which period Vcommerce would provide no services to us.

Cash flows generated from operations and from our receivables financing arrangement were sufficient to meet our working capital requirements for the nine months ended March 31, 2005, but may not be sufficient to meet our working capital requirements for the foreseeable future or provide for expansion opportunities. Currently, we are slowly reducing our average balances outstanding under our receivables financing arrangement. We have reduced costs and expenses by reducing personnel, reducing or eliminating unwarranted expenses and have sold CST, our former subsidiary, which all combined have increased our cash flows in excess of $50,000 per month from certain levels for the nine months ended March 31, 2005. We are looking at various financing and equity opportunities to provide additional working capital or for expansion opportunities and continue to identify costs and expenses that can be reduced or eliminated. There can be no assurance we will be able to secure additional debt or equity financing, that we will be able to reduce or eliminate more costs and expenses or that cash flows from operations will produce adequate cash flow to enable us to meet all of our future obligations or to be able to expand. However, we believe that we will be successful in producing sufficient cash flows from all collective sources to continue for at least the next twelve months.

Forward Looking Statements

Certain of the information discussed herein, and in particular in this section entitled “Management’s Discussion and Analysis or Plan of Operation,” contains forward looking statements that involve risks and uncertainties that might adversely affect our operating results in the future in a material way. Such risks and uncertainties include, without limitation, our possible inability to become certified as a reseller in all jurisdictions in which we apply, the possibility that our proprietary customer base will not grow as we expect, our possible inability to obtain additional financing, the possible lack of producing agent growth, our possible lack of revenue growth, our possible inability to add new products and services that generate increased sales, our possible lack of cash flows, our possible loss of key personnel, the possibility of telecommunication rate changes and technological changes and the possibility of increased competition. Many of these risks are beyond our control. We are not entitled to rely on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, or Section 21E of the Securities Exchange Act of 1934 as amended, when making forward-looking statements.

Item 3. Controls and Procedures

     (a) Evaluation of disclosure controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period convered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, our disclosure controls and procedures were effective.

In preparing our audit for the year ended June 30, 2004, our auditors identified potential deficiencies within our internal control framework which have the potential to result in a material control weakness. These potential control deficiencies relate to the manner in which we process transactions to record telecommunications revenue and related accounts receivable as our current processes and procedures require substantive manual intervention, estimation and reliance on several sources of information that are not integrated with our accounting system. After reviewing these potential control deficiencies, we do not believe they constitute material control weakenesses.

In addition, our Chief Financial Officer oversees our accounting and general internal control process. We are not such that we can afford the luxury of having other financial accounting minded management members at his level that would help either crosscheck or advise in the accounting or financial reporting process. Although, our Chief Financial Officer is constantly involved in consultation with peers in the field of accounting and reporting, this situation could potentially result in a material control weakness.

We continue to analyze these potential control deficiencies and the actions needed, if any, to address these potential deficiencies.

     (b)   Changes in internal controls.

There were no changes made in our internal controls during the period covered by this report or, to our knowledge, in other factors that could materially affect these controls subsequent to the date of their evaluation.

Part II – Other Information

Item 1. Legal Proceedings

Information as to the lawsuit we filed against American communications, LLC, David Stone and Harry Gorlovezsky is contained in our Quarterly Reports on Form 10QSB for the quarters ended December 31, 2004 and September 30, 2004.

On April 7, 2005, David L. Jackson, one of our directors and a member of our Compensation Committee, filed a complaint with the California Department of Fair Employment and Housing (No. E200405M1559-00-ap) alleging that he was terminated by our Board of Directors because of “medical cancer condition and disparate treatment because of age, insurance costs, salary, accrued vacation, sick pay, severance pay, deferred compensation claims during the time” that he “was recovering from cancer surgery”. It is our position that Mr. Jackson was terminated due to the failure by him to perform the tasks assigned to him and that were a part of his employment status. Although we intend to defend the claim, because of the costs involved, we may consider a settlement with Mr. Jackson. Mr. Jackson did not specify in his complaint the amount of his alleged losses.

Item 6. Exhibits

EXHIBIT NO.             DESCRIPTION AND METHOD OF FILING

2.1

Funding Agreement dated April 1, 2003, by and among us, InTandem Communications Corp., David B. Hurwitz, Richard G. De Haven and Anthony Sgroi (except for Schedule B-Financial Model and Schedule E-Business Plan and Financial Statements) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 15, 2003).

2.2

Stock for Stock Exchange Agreement dated May 12, 2004, by and among Jimmy L. Boswell, David G. Lucas, Reginald W. Einkauf and John D. Miller (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on June 3, 2004).

3.1	Articles of Incorporation filed on May 6, 1983 (incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

3.2	Articles of Amendment to our Articles of Incorporation filed on June 23, 1988 (incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

3.3	Articles of Amendment to our Articles of Incorporation filed on July 12, 2000 (incorporated by reference to Exhibit 3.3 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

3.4	Articles of Amendment to our Articles of Incorporation filed on March 16, 2001 (incorporated by reference to our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001).

3.5	Articles of Amendment to our Articles of Incorporation filed on October 16, 2002 (incorporated herein by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on November 4, 2002).

3.6	Bylaws as amended through May 12, 2005 (incorporated by reference to Exhibit 3 to our Current Report on Form 8-K filed on May 13, 2005).

10.1

Purchase Agreement among us, Stanford Financial Group Company, Inc. and Stanford Venture Capital Holdings, Inc. (incorporated by reference to Exhibit 10 to our Current Report on Form 8-K filed on November 4, 2002).

10.2	Letter dated December 6, 2002, from us to eMaxDirect, LLC (incorporated by reference to Exhibit 10 to our Current Report on Form 8-K filed on December 10 2002).

10.3

Securities Purchase Agreement dated February 10, 2003, between us and David Stone and Harry Gorlovezsky (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 24, 2003).

10.4	Option to Purchase Promissory Note and Agreement from us to David Stone and Harry Gorlovezsky (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on April 24, 2003).

10.5	Form of Option to Purchase Common Stock (incorporated by reference to Exhibit 10.7 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

10.6	2001 Incentive and Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10 to our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001).

10.7

Stock Redemption Agreement dated November 30, 2001 between us, the Anderson Family Trust, Cantara Communications Corporation, Kevin E. Anderson Consulting, Inc. (without Exhibits A and B) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 20, 2001).

10.8	Training Services Framework Agreement dated May 17, 2002, between us and e-Max Direct LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on July 2, 2002).

10.9

Transitional Supplemental Consulting Engagement letter dated July 11, 2002, between us and Kevin E. Anderson Consulting, Inc. (incorporated by reference to Exhibit 10.10 to our Annual Report Form 10-KSB for the year ended June 30, 2002).

10.10

Letter Agreement dated April 19, 2002, between Cognigen Networks, Inc. and Troy D. Carl (incorporated by reference to Exhibit 10.11 to our Annual report on Form 10-KSB for the year ended June 30, 2002).

10.11

Consultancy Engagement Agreement dated September 9, 2002, by and between Cognigen Networks, Inc and Combined Telecommunications Consultancy. Ltd. and letter dated September 9, 2003 extending the Consultancy Engagement Agreement (incorporated by reference to Exhibit 10.11 to our amended Annual Report on Form 10-KSB/A for the year ended June 30, 2003).

10.12

Modified Supplemental Consulting Engagement letter dated March 4, 2003, between us and Kevin Anderson (incorporated by reference to Exhibit 10.12 to our amended Annual Report on Form 10-KSB/A for the year ended June 30, 2003).

10.13

Extension of Modified Supplemental Consulting Engagement Agreement dated February 9, 2004 between us and Kevin Anderson Consulting, Inc. (incorporated by reference to Exhibit 2.1 to our Quarterly Report on Form 10-QSB for the Quarter ended December 31, 2003).

10.14

Termination of Funding Agreement and Settlement Agreement dated February 5, 2004 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-QSB for the Quarter ended December 31, 2003).

10.15

Amendment dated September 9, 2004, to Consulting Engagement Agreement between us and Combined Telecommunications Consultancy, Ltd. (incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

10.16

Accounts Receivable Purchase Agreement dated December 26, 2003, between us and Silicon Valley Bank (incorporated by reference to Exhibit 10.16 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

10.17

Accounts Receivable Purchase Modification Agreement dated November 22, 2004 between us and Silicon Valley Bank (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 10, 2004).

10.18	Letter Agreement with Segal & Co. Incorporated dated February 28, 2005 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated February 28, 2005).

14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

21	Subsidiaries (incorporated by reference to Exhibit 21 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a)

31.2	Certification of Chief Financial Officer required by Rule 13a-14(a)

32.1	Certification of Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNIGEN NETWORKS, INC.

By: /s/ Thomas S. Smith	Date: August _, 2005
Thomas S. Smith
President and Chief Executive
Officer
By: /s/ Gary L. Cook	Date: August _, 2005
Gary L. Cook
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION AND METHOD OF FILING

2.1

Funding Agreement dated April 1, 2003, by and among us, InTandem Communications Corp., David B. Hurwitz, Richard G. De Haven and Anthony Sgroi (except for Schedule B-Financial Model and Schedule E-Business Plan and Financial Statements) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 15, 2003).

2.2

Stock for Stock Exchange Agreement dated May 12, 2004, by and among Jimmy L. Boswell, David G. Lucas, Reginald W. Einkauf and John D. Miller (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on June 3, 2004).

3.1	Articles of Incorporation filed on May 6, 1983 (incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

3.2	Articles of Amendment to our Articles of Incorporation filed on June 23, 1988 (incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

3.3	Articles of Amendment to our Articles of Incorporation filed on July 12, 2000 (incorporated by reference to Exhibit 3.3 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

3.4	Articles of Amendment to our Articles of Incorporation filed on March 16, 2001 (incorporated by reference to our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001).

3.5	Articles of Amendment to our Articles of Incorporation filed on October 16, 2002 (incorporated herein by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on November 4, 2002).

3.6	Bylaws as amended through May 12, 2005 (incorporated by reference to Exhibit 3 to our Current Report on Form 8-K filed on May 13, 2005).

10.1

Purchase Agreement among us, Stanford Financial Group Company, Inc. and Stanford Venture Capital Holdings, Inc. (incorporated by reference to Exhibit 10 to our Current Report on Form 8-K filed on November 4, 2002).

10.2	Letter dated December 6, 2002, from us to eMaxDirect, LLC (incorporated by reference to Exhibit 10 to our Current Report on Form 8-K filed on December 10 2002).

10.3

Securities Purchase Agreement dated February 10, 2003, between us and David Stone and Harry Gorlovezsky (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 24, 2003).

10.4	Option to Purchase Promissory Note and Agreement from us to David Stone and Harry Gorlovezsky (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on April 24, 2003).

10.5	Form of Option to Purchase Common Stock (incorporated by reference to Exhibit 10.7 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

10.6	2001 Incentive and Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10 to our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001).

10.7

Stock Redemption Agreement dated November 30, 2001 between us, the Anderson Family Trust, Cantara Communications Corporation, Kevin E. Anderson Consulting, Inc. (without Exhibits A and B) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 20, 2001).

10.8	Training Services Framework Agreement dated May 17, 2002, between us and e-Max Direct LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on July 2, 2002).

10.9

Transitional Supplemental Consulting Engagement letter dated July 11, 2002, between us and Kevin E. Anderson Consulting, Inc. (incorporated by reference to Exhibit 10.10 to our Annual Report Form 10-KSB for the year ended June 30, 2002).

10.10

Letter Agreement dated April 19, 2002, between Cognigen Networks, Inc. and Troy D. Carl (incorporated by reference to Exhibit 10.11 to our Annual report on Form 10-KSB for the year ended June 30, 2002).

10.11

Consultancy Engagement Agreement dated September 9, 2002, by and between Cognigen Networks, Inc and Combined Telecommunications Consultancy. Ltd. and letter dated September 9, 2003 extending the Consultancy Engagement Agreement (incorporated by reference to Exhibit 10.11 to our amended Annual Report on Form 10-KSB/A for the year ended June 30, 2003).

10.12

Modified Supplemental Consulting Engagement letter dated March 4, 2003, between us and Kevin Anderson (incorporated by reference to Exhibit 10.12 to our amended Annual Report on Form 10-KSB/A for the year ended June 30, 2003).

10.13

Extension of Modified Supplemental Consulting Engagement Agreement dated February 9, 2004 between us and Kevin Anderson Consulting, Inc. (incorporated by reference to Exhibit 2.1 to our Quarterly Report on Form 10-QSB for the Quarter ended December 31, 2003).

10.14

Termination of Funding Agreement and Settlement Agreement dated February 5, 2004 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-QSB for the Quarter ended December 31, 2003).

10.15

Amendment dated September 9, 2004, to Consulting Engagement Agreement between us and Combined Telecommunications Consultancy, Ltd. (incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

10.16

Accounts Receivable Purchase Agreement dated December 26, 2003, between us and Silicon Valley Bank (incorporated by reference to Exhibit 10.16 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

10.17

Accounts Receivable Purchase Modification Agreement dated November 22, 2004 between us and Silicon Valley Bank (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 10, 2004).

10.18	Letter Agreement with Segal & Co. Incorporated dated February 28, 2005 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated February 28, 2005).

14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

21	Subsidiaries (incorporated by reference to Exhibit 21 to our Annual Report on Form 10-KSB for the year ended June 30, 2004).

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a)

31.2	Certification of Chief Financial Officer required by Rule 13a-14(a)

32.1	Certification of Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 31.1

CERTIFICATION

I, Thomas S. Smith, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB/A of Cognigen Networks, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Omitted

(c)

Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.

The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal controls over financial reporting.

Date:	August __, 2005	/s/ Thomas S. Smith
Thomas S. Smith
Title: Chief Executive Officer

EXHIBIT 31.2

I, Gary L. Cook, certify that:

1.	I have reviewed this report on Form 10-QSB/A of Cognigen Networks, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Omitted

(c)

Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.

The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal controls over financial reporting.

Date:	August __, 2005	/s/ Gary L. Cook
Gary L. Cook
Title: Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Cognigen Networks, Inc. (the “Company”) on Form 10-QSB/A for the period ended March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Thomas S. Smith, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas S. Smith Thomas S. Smith President and Chief Executive Officer

Dated: August _, 2005

EXHIBIT 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Cognigen Networks, Inc. (the “Company”) on Form 10-QSB/A for the period ended March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gary L. Cook, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Gary L. Cook Gary L. Cook Chief Financial Officer

Dated: August _, 2005